Solutions.

...a Single Source.



2003 ANNUAL REPORT

THE SHAW GROUP INC. IS A LEADING PROVIDER OF CONSULTING, ENGINEERING, CONSTRUCTION, REMEDIATION AND FACILITIES MANAGEMENT SERVICES TO GOVERNMENT AND PRIVATE SECTOR CLIENTS IN THE ENVIRONMENTAL, INFRASTRUCTURE AND HOMELAND DEFENSE MARKETS. SHAW IS ALSO A VERTICALLY INTEGRATED PROVIDER OF COMPREHENSIVE ENGINEERING, CONSULTING, PROCUREMENT, PIPE FABRICATION, CONSTRUCTION AND MAINTENANCE SERVICES TO THE POWER AND PROCESS INDUSTRIES WORLDWIDE. THE COMPANY IS HEADQUARTERED IN BATON ROUGE, LOUISIANA AND EMPLOYS APPROXIMATELY 14,800 PEOPLE AT ITS OFFICES AND OPERATIONS IN NORTH AMERICA, SOUTH AMERICA, EUROPE, THE MIDDLE EAST AND THE ASIA-PACIFIC REGION.

	Years Ended August 31,	
(in thousands, except per share data)	2002	2001
Total Revenues	$3,170,696	$1,538,932
Gross Profit	327,626	246,616
Net Income	98,367	60,997
Net Income per Diluted Share	2.26	1.46
Working Capital	585,010	521,044
Total Assets	$2,301,146	$1,701,854
Short-Term Debt	6,354	8,587
Long-Term Debt	522,147	512,867
Shareholders' Equity	692,257	598,393
Number of Shares Outstanding at Year End	43,122	41,012

(dollars in millions)	2002	2001	2000	1999
Net Income	$ 98	$ 61	$30	$18
Earnings (Losses) from Unconsolidated Entities	(2)	1	(1)	(1)
Cumulative Effect of Change in Accounting Principles, Net of Tax	—	—		
Interest Expense	23	16	8	9
Income Taxes	55	38	16	9
Depreciation and Amortization	29	39	17	13
EBITDA	$203	$155	$70	$48



Message to the Shareholders

If there was ever a year that defined the words "challenging" and "adversity" it was fiscal 2003. By the same token it was a year during which we redefined success, tenacity, stability and the value of strategic thinking.

During a period of continuing economic uncertainty, combined with other factors that, taken together, severely impacted the financial position of a large percentage of our power generation customers, The Shaw Group's total revenues grew to $3.3 billion, an increase of over $100 million from last year.

The fact that we were able to increase revenues under such adverse conditions speaks volumes about the changing complexion of The Shaw Group and our strengthened ability to respond to changing economic conditions and opportunities at home and abroad.

That is especially important when we look at conditions in the domestic power and process industries, two market segments that have traditionally served our Company well. Even though work continued on 32 projects here and overseas, revenues generated from power projects were impacted by a saturated domestic power generation market, decreasing from $2.2 billion last year to $1.6 billion in fiscal 2003. Continuing recessionary pressures and the rising cost of feedstocks facing most chemical manufacturers continued to depress domestic process revenues; however, we were able to significantly increase overall process sector revenues primarily due to work completed by the Company for a 600,000 tons-per-year ethylene plant in China. Revenues derived from process projects increased from $258.6 million to $440.5 million year over year.

Although market conditions narrowed the band of opportunities for domestic grass roots projects during the year, we remained a very active player in the power and process industries.

A growing number of chemical manufacturers, oil refiners and electric power producers have chosen Shaw to provide ongoing maintenance services, much of which is geared toward enhancing production efficiency. Revenues generated by maintenance contracts more than doubled during the year and accounted for over $400 million in revenues and contributed $1.3 billion to our backlog total at year end.

The changing character of The Shaw Group has resulted in a

MORE BROADLY BASED ORGANIZATION

with resources that enable the Company to

respond to the dynamics of the marketplace.

A portion of our work in the power industry focused on emission compliance projects for major utilities. Also, as work continued on recommissioning the TVA's Brown's Ferry nuclear power station, we won contracts to maintain, modify and increase output at several other nuclear plants. A six-year contract covering five nuclear stations owned by Entergy Corporation is a good example.

In April we were awarded a contract to provide conceptual engineering for a 2,000-megawatt electric transmission system that will ultimately connect New York City to a national power grid in upstate New York. The need for that system was dramatically illustrated by the major blackout in August. That event led to the hiring of our Shaw Power Technologies and Stone & Webster subsidiaries to help determine the root cause and provide system recovery expertise.

Historical Revenue
(dollars in millions)



$494
$763
$1,539
$3,171
$3,307
'99
'00
'01
'02
'03

The breadth of our diversity has been further demonstrated on numerous projects where we were able to provide solutions beyond the scope of our original involvement. Each such occurrence is indicative of the evolution of our Company; from one that grew and prospered due, in large part, to our physical assets and capabilities, into a company that balances its total product offering with strong intellectual assets and capabilities.

We truly understand the importance of cultivating new skills that give us a competitive advantage and can help solve problems for our customers.

Shaw's Stone & Webster subsidiary has a long-standing reputation as a leader in ethylene and propylene technology, which was expanded in April when we acquired the assets of Badger® Technologies from Washington Group International, Inc. Badger's proprietary ethylbenzene, cumene and styrene technologies are viewed as perfect adjuncts to those of Stone & Webster. Four months after the Badger acquisition, Formosa Chemicals & Fibre Corporation licensed Badger's technologies for a new ethylbenzene/styrene monomer plant to be built in Taiwan.

Technological innovation is also a driving force at Shaw Environmental and Infrastructure (Shaw E&I). We moved to the head of the bioremediation class with the acquisition of Envirogen, Inc. We've already been awarded contracts using their perchlorate remediation processes. Also, at a symposium the Company held in May, 300 Shaw scientists exchanged information and knowledge about such far-ranging subjects as oxidizing

Historical EBITDA
(dollars in millions)


$48
$70
$155
$203
$112*
'99
'00
'01
'02
'03

**2003 EBITDA of $112 million includes a $30.0 million charge related to NEG and a $12.4 million charge related to Orion and other receivables. See the Reconciliation of Net Income to Historical EBITDA table on the inside front cover of this Annual Report.*

groundwater contaminants into harmless byproducts, controlling emissions relating to the manufacture of a widely used specialty chemical, as well as controls used during the Brentwood Post Office anthrax decontamination project. Shaw's success with that endeavor has opened the door to new opportunities in homeland security, including those dealing with bioterrorism and weapons of mass destruction.

As for other government agencies, we've been very successful winning long-term contracts with the Department of Defense, the Department of Energy and the U.S. Environmental Protection Agency. For instance, we partnered with CEI Investment Corp. to begin building a new off-base housing facility for 552 military families stationed at Patrick Air Force Base in Florida and to maintain that facility for at least 50 years. We were also awarded a three-year DOE contract for a decontamination and deactivation program at its Knolls Atomic Power Laboratory in upstate New York. Most importantly, the ever-expanding list of projects in the Shaw E&I portfolio generated $1.2 billion in fiscal year revenues. In fact, Shaw E&I projects now account for $2.8 billion of our backlog—59% of the total. In addition, over half of our $4.8 billion backlog is comprised of long-term federal contracts, which should straighten our revenue line during cyclical downturns in other industries.

All this points to a company that's in an ideal position to seize opportunities as domestic and international economic conditions improve.

As evidence of a resurgence in demand for additional generating capacity and Shaw's distinct competitive advantage in the industry, we recently committed to build the first phase of a 1,000-megawatt combined cycle power plant in New York City. We believe America's aging fleet of coal and nuclear plants, combined with the challenges facing the nation's electric transmission and distribution system, present even more opportunities in the power industry.

Historical Diluted
Earnings Per Share


$0.73
$0.99
$1.46
$2.26
$0.54
'99
'00
'01
'02
'03

There are continuing opportunities to adapt refineries for clean fuels and new opportunities with LNG terminals. We have the capabilities to design, engineer and construct process facilities that are more efficient and greatly reduce environmental risks.

The dramatic change in backlog composition over the past two years clearly indicates the value of the strategic repositioning accomplished by the Company during that period.

Backlog at August 31, 2003
$4.8 Billion



Environmental 43%
Infrastructure 16%
Process Industries 11%
Other Industries 1%
Fossil-Fuel EPC 4%
Nuclear Power 23%
Other Power 2%

Backlog at August 31, 2001
$4.3 Billion



Other Industries 1%
Process Industries 16%
Fossil-Fuel EPC 53%
Other Power 20%
Nuclear Power 10%

There remain many environmental issues that require Shaw solutions. And, based on our qualifications, we are in a strong position to win significant government contracts relating to privatization and homeland security as well.

We've repeatedly found a way to respond and adapt to difficult circumstances and challenges.

The growth we have experienced in recent years has required us to continually analyze our management depth and responsibilities in order to assure the highest degree of operational efficiency and effectiveness. As the fiscal year drew to a close, I recommended to our board that Tim Barfield, who has been a member of Shaw's management team for nine years, most recently as President of Shaw E&I, be named President and Chief Operating Officer of the Company. In my continuing capacity as Chairman and Chief Executive Officer, Tim and I will work very closely to enhance Shaw's position as a single source for solutions to the many and varied issues facing an ever-growing private and public sector customer base.

We have an outstanding group of employees whose extraordinary accomplishments and enthusiasm during these transitory times give me a tremendous amount of confidence in the future.

Looking back, the challenges and adversity of the past year had a strengthening effect. We are embarking on a new year as a more integrated organization with an expanded leadership team and many new projects already in place. I invite you to view the year behind us with an eye toward the future. We look forward to serving you in the exciting times ahead.

Sincerely,

J. M. Bernhard, Jr.
Chairman of the Board and
Chief Executive Officer

A Single Source for Solutions

Shaw has evolved into a company comprised of many diverse, yet synergistic components, each capable of independent performance, but much more valuable when viewed by the market as a single source to which markets can turn for solutions to a multitude of problems and issues.

That single source concept provides Shaw with a distinct marketing advantage which will assure our ability to grow and prosper during times of certainty and uncertainty alike.

...a Single Source

Proven Design and Engineering Capabilities—
a valued and trusted resource for industrial customers around the world.

The Shaw Group has the proven capability to design and engineer a new gas-fired, coal-fired or even a nuclear generating station, or virtually any type of chemical manufacturing facility. We also provide engineering services relating to electric transmission and distribution systems for customers all over the world.

Our engineering expertise is being applied to existing power and process facilities whose owners are seeking to maximize production life, capacity and efficiency, or to assure environmental compatibility. Our engineers are also designing methods to update old technologies with improved processes that can be integrated into production systems already in service. Shaw has the ability and the technology to get the job done.



Power Technologies: A Timely Solution to a Critical Problem

Shaw Power Technologies, Inc. (Shaw PTI) provides value-added products and services to the electric power transmission and distribution sector. Shaw PTI's new real-time monitoring system lets utilities know precisely how much electricity can flow over a transmission line. Demand is expected to be significant, following the August 2003 blackout which left over fifty million people in the Midwest, Northeast and parts of Canada without electricity. This technology will allow our customers to get more capacity on a single line while maintaining high reliability and safety, thus reducing the need for costly new installations. Another Shaw PTI product, a comprehensive software package for analyzing and optimizing electric power systems, is currently being used by more than 650 utility customers worldwide.





Shaw's teams are managing major construction projects worldwide.

In Nanjing, China Shaw is managing the construction of a 600,000 MTA Ethylene production facility while also building two side-by-side 350-megawatt power plants in Jiangxi Provence. A pair of 300-megawatt coal-fired electric generating units is being built under Shaw's guidance in Pha Lai, Vietnam. Shaw is also participating in the engineering of the Konaktepe Dam and Hydroelectric plant in Ankara, Turkey.

In Taiwan, a nuclear power plant is being built, while in Wiscasset, Maine a nuclear power plant is being decommissioned. Shaw construction personnel are handling both projects.

We're building a polyurethane plant in Freeport, Texas capable of producing 500 million pounds of product annually, and in Billings, Montana we're constructing a hydrotreater at a large oil refinery.

In total, Shaw's construction teams were involved in 32 different heavy industrial construction projects around the world which, according to Engineering News Record, ranked Shaw as the 6th largest U.S.-based international EPC contractor.

Modularization: Cutting the Construction Cycle-Time

Shaw's modular construction method has proven to be a very cost-effective procedure when used to build new electric power facilities. Upfront planning allows major components to be prefabricated or preassembled, then delivered to the site for add-on in a predetermined sequence. The same concept is adaptable to any number of grass roots construction projects in which Shaw is involved. The procedure reduces field man-hours and eliminates the need for on-site fabrication and subcontractors. That, in turn, reduces costs as well as the construction cycle time, which means the facility can be placed into operation much more quickly than with traditional construction methods.

Shaw is quickly becoming one of the largest maintenance contractors in the world.

A concentrated effort to expand our position as a maintenance contractor yielded a more than 100 percent increase in the maintenance group's revenues this year. The majority of our maintenance agreements span five years or longer, providing good revenue and earnings visibility for the Company. The work cuts across nuclear and fossil power, process and oil and gas exploration and production industries, primarily at domestic sites, but also in Australia, Canada, the United Kingdom and Venezuela.

Shaw's presence as a maintenance contractor has opened opportunities to help customers improve production efficiencies through "reliability" engineering services. Shaw's assessments and delineated solutions have, on numerous occasions, led to the employment of other Shaw subsidiaries capable of delivering the products, services or technology required to achieve the desired outcome.

Having the corporate resources available to resolve a production problem or an environmental issue, or to improve efficiency or increase output is a unique advantage for Shaw's Maintenance group.



Proprietary Process Technologies: Proven Worldwide

In April of 2003, The Shaw Group acquired substantially all of the assets of Badger® Technologies, a developer and licensor of petrochemical and petroleum refining-related technologies from Washington Group International, Inc. Most notable is the proprietary ethylbenzene and cumene technologies developed in cooperation with ExxonMobil Chemical Company, and styrene technology in cooperation with ATOFINA. Those two technologies have been integrated and licensed for utilization in the world's largest ethylbenzene/styrene monomer production facility being constructed in Taiwan.

Badger has been merged into Shaw's Stone & Webster Process group, which already offers leading-edge proprietary technologies in ethylene and propylene, olefin and refinery technologies. The portfolio also includes zeolite alkylation and gas-to-liquids technologies. The acquisition is key to our strategy to expand Shaw's technology portfolio and increase revenues through process licensing activities.

As the world's largest fabricator of industrial piping systems Shaw continues to supply its own construction projects as well as those of other constructors.

Forty percent of our fabrication workload this year related to electric power projects, including the piping for gas turbines and the re-start project at TVA's Brown's Ferry nuclear plant, a job for which Shaw was uniquely qualified.

We are the only major domestic fabricator certified by the ASME to assemble piping systems for nuclear generating stations.

Clean fuel projects and process and power maintenance rounded out our domestic deliveries. Internationally, we continued to supply new chemical and power plant construction in China, Vietnam and Taiwan. Much of the work will soon be supplied through our new fabrication facility in China, operated as a joint venture with Sinopec's Yangzi Petrochemical Corporation (YPC) subsidiary.

Shaw's Cojafex subsidiary, the world's premier induction pipe bending equipment maker, sold a PB 1400 to a customer in Russia, believed to be the first of its kind in that country. In addition, a PB 1200 has been ordered by the Shaw/YPC joint venture.

Shaw also manufactures specialty metal pipe fittings and engineered pipe supports and other structural steel items sold to industrial users worldwide.







More Efficiency, Better Products, Greater Profits

In an effort to improve piping systems fabrication efficiency and profitability, an in-house team was able to develop and implement equipment and workflow improvements at a selected facility this year that cut production times in half. The new operational template will now be applied to Shaw's other fabrication facilities worldwide.



ENVIRONMENTAL AND INFRASTRUCTURE

Solutions...

Shaw's strategic decision to acquire a stronger position in the environmental and infrastructure arena not only broadened and diversified our capabilities and customer base, it proved to have a stabilizing influence on corporate revenues as well. That was especially important during a period when economic conditions restricted expansion in those cyclical industries that have been traditional sources of our growth and value.

Shaw Environmental and Infrastructure produced $1.2 billion in revenue and an ending backlog of $2.8 billion in fiscal 2003. That achievement was attributable to several factors: wide ranging expertise and experience, a high degree of credibility and customer confidence, financial stability, a nationwide presence and access to the resources and capabilities of Shaw's other corporate entities. The sum of those parts uniquely qualified Shaw E&I for a host of specialized public and private sector projects.

Shaw E&I's Science & Technology Group: A source of technologies, new solutions and new business opportunities

Operating in both a technical support and technical development capacity, Shaw E&I's Science & Technology Group is a team of dedicated scientists, engineers and skilled technicians who are committed to finding workable solutions to often complex problems affecting the quality of many environments in which people live, work and play. They are expert researchers who are called upon to assess and identify the presence of chemical and biological contaminants and other hazardous materials that can adversely impact human health. They are developers and inventors of methods, methodologies and technologies used to accurately locate and remove those hazards from the soil, air and water. They are respected contributors to the body of scientific knowledge as published authors in technical journals and speakers at seminars and symposiums. They are sought by those in both the public and private sector who trust their analytical capabilities and value their well thought-out problem-solving methods. Most importantly, they are employees integral to the future of The Shaw Group.

We're providing solutions to public and private sector clients that improve the environments where people live, work and play.

- The anthrax detection and decontamination of various postal facilities, including Brentwood and Trenton, were completed by Shaw E&I, with follow-up post-fumigation sampling and analysis. More than 20,000 samples were taken and analyzed and more are collected and analyzed today during renovation of the building. These projects were very successful and will serve as a template to help assure the success of future responses to potential bioterrorism.

- A Shaw E&I joint venture project to design, engineer and construct a first-of-its-kind facility that will convert weapons-grade plutonium into fuel for nuclear power plants under a contract within the U.S. Department of Energy was expanded in scope to include work on a similar facility in Russia. Shaw's nuclear experience and expertise are key factors in the engineering and construction of these unique projects.

- Shaw E&I's Facilities Management and Privatization groups made significant contributions to corporate revenues through extensive long-term facilities management and maintenance contracts at several major installations operated under the authority of the U.S. Department of Defense, the U.S. Department of Energy and NASA. The sites include Fort Benning, Georgia; Fort Rucker, New Jersey; Fort Wainwright and Fort Richardson in Alaska, as well as the Sea Lift Deployment Center in Florida, The Los Alamos National Laboratory and NASA's Stennis Space Center. The scope of Shaw's services includes everything from warehouse operations and ground logistics to the maintenance of all utilities, computer systems, vehicles and fixed and rotary wing aircraft. The multi-faceted services provided by Shaw personnel have consistently earned high satisfaction ratings.

- Shaw E&I has won construction contracts to design and build facilities at numerous Army, Navy, Air Force and National Guard bases, as well as infrastructure projects for the U.S. Department of Energy, the National Park Service, the General Services Administration and other federal and state government agencies. They include a 552-unit off-base complex for Air Force families in Florida, new 65-mile-long security fencing for the White Sands missile range in New Mexico, new U.S. Customs stations at all border crossings between Canada and Montana, security of all access points at Fort Drum, New York, and even a new helicopter pad for the Vice President's residence in Washington, D.C.

- When Shaw acquired the assets of Envirogen Inc. this year, we also acquired several patented technologies including the leading system for ammonium perchlorate bioremediation. Perchlorate, a component in solid rocket fuel and other propellants, has contaminated soil and ground water across the nation. The largest concentrations *are found in California. Shaw's ex-situ method of treating ground water with special microbes has led to major* clean up contracts with NASA's Jet Propulsion Laboratory at Cal Tech, Aerojet Fine Fuels, the Longhorn Army Ammunition facility and Lockheed Martin. Shaw also has in-situ technology available for application at other identified sites across the country.

- Utilizing Shaw's proprietary Thermal Disorber Process, radiologically contaminated soil is being remediated by our *environmental team in Hamilton, Ohio, as similar removal/remediation efforts involving chemical contaminates are* being carried out at contract sites in other locations throughout the country.

- Because of Shaw's preeminence in the use of robotics in geophysical surveys to determine the subterranean location of unexploded ordnance, work is underway at military bases to clear property for other uses.

- A major oil refiner/retailer determined that Shaw was the only organization capable of effectively conducting environmental assessments of hundreds of sites across the nation because of our expertise, technological capabilities and geographic presence. A major retailer also chose Shaw to conduct assessments of their 1,600 auto lubrication centers for the same reason. In both instances Shaw was entrusted to independently gather the information and design the reporting format that would best serve the needs of our client.

- Shaw's reputation in the environmental market, together with its extensive repertoire of applied technologies, led to contracts for engineering and remediation programs for a major international soft drink bottler, an international airline and a global oil refiner/retailer.



"AS A COMPANY WE ARE DETERMINED TO MAINTAIN OUR ENTREPRENEURIAL SPIRIT AND KEEP LOOKING FORWARD.

That means being able to anticipate where the markets are going, then be there waiting with resources, capabilities and solutions when those opportunities arrive."

—*Tim Barfield*
President and COO

Our confidence in the future is based on our proven ability to both *create* opportunity and *respond* to opportunity. The Shaw Group has been successful in both regards by carefully observing market trends and dynamics and by listening intently to what our customers have to say —learning about those issues that impact their operations.

Armed with that knowledge, we've been able to anticipate changes and proactively develop solutions that open doors to new markets and help existing customers improve their positions within their respective markets.

As we look ahead, we are fortunate to have the capacity and resources to remain an opportunistic company.



  

There are significant opportunities for Shaw Environmental and Infrastructure to expand its long-term position in the government services sector as well as in the commercial arena.

Government Facilities Privatization The Department of Defense, Department of Energy and other governmental agencies continue to reduce their respective payrolls at major facilities, looking instead to private sector contractors to provide operations and maintenance services under long-term agreements. Shaw is well-positioned to increase the number of facility management contracts beyond those currently in place. Shaw will also continue efforts to win contracts to build or renovate a substantial portion of the 160,000 family housing units earmarked for privatization at military installations nationwide.

Homeland Security Shaw's extensive experience with toxic materials decontamination and remediation is the foundation on which we have built an inventory of services applicable to Homeland Security efforts. They include terrorism mitigation designs; disaster/emergency planning; incident management and response; weapons detection and demilitarization; ordnance and explosive identification and removal; and design and construction of force protection measures.

Ports, Harbors and Waterways (PHW) Shaw's services include navigation, sediment management, port and [illegible]opment, coastal engineering, environmental assessments, remediation and maritime security. There is every indication that Shaw can expand its nationwide PHW activities beyond current major projects on the East Coast, West Coast, Gulf Coast and Great Lakes.

Environmental Remediation Efforts to remediate ammonium perchlorate contamination in California and other states have just begun. Shaw has the leading perchlorate bioremediation technology that will be used in the multi-billion dollar clean up process. We also have the leading geophysical technology required to effectively handle a growing list of Department of Defense projects



Our Power and Process EPC capabilities should witness strengthening activities on both domestic and international fronts.

dealing with unexploded ordnance at military bases across the country.

The Shaw Insured Environmental Liability Distribution program, SHIELD™, puts Shaw in a strong competitive position in the rapidly emerging fixed-price remediation insured market. These contracts are executed at a fixed-price to the government with insurance in place to protect the Company against cost overruns and other risks. The Department of Defense has stated that it intends to increase the use of this type of contracting vehicle for much of its upcoming environmental services work.

Electric Power Generation In the short term, construction will continue on several domestic plants that we booked in previous years. We will also be actively engaged in retrofitting a substantial number of coal-fired plants to meet federal and, in some cases, state "Clean Air" standards.

Ma[illegible]osing to repower [illegible] Fluidized Bed (CFB) technology that lowers emissions exposure. For nuclear plant owners, Shaw's uprating services promise more capacity from their existing facilities.

The long-term is very promising. Demand for electricity is fast approaching the limits of available supplies in certain regions. We are consulting with utility owners in several areas of the country where reserve margins are already low or declining rapidly. We anticipate commitments to build both new fossil-fuel and nuclear plants...both of which Shaw is well qualified to handle from start to finish.

Internationally, we see opportunities for new power facilities in East Asia and the Middle East that will be required to supply petrochemical expansion in those regions.

Process Industries Designing and building "Clean Fuels" refining facilities [illegible] domestic process indus[illegible] in scope by diesel desulfurization opportunities. In response to high natural gas prices, several U.S. companies are investing in new facilities to re-gasify imported LNG for distribution through domestic pipelines.

The high cost of feed stocks in the U.S. are creating opportunities for Shaw to market new process technologies to improve efficiency and output at domestic facilities. And as chemical manufacturing expands in China and the Middle East, we see additional opportunities to license Shaw's ethylene and downstream technologies, as well as provide total construction management services.

Maintenance Chemical and power producers in the U.S. are seeking maintenance contractors who not only handle routine assignments but can also help improve operational reliability, efficiency and production output. Shaw does that now for quite a few clients and will be further [illegible]ng customer [illegible] America as well as internationally.



"We're not the same company we were
just five years ago.
WE'RE A BETTER COMPANY.
Five years from now I'm confident we'll be able
to say the exact same thing."

—Jim Bernhard
Chairman and CEO







2003 Financial Review

THE SHAW GROUP INC.

SELECTED CONSOLIDATED FINANCIAL DATA

The Shaw Group Inc. and Subsidiaries

The following table presents, for the periods and as of the dates indicated, selected statement of income data and balance sheet data on a consolidated basis. The selected historical consolidated financial data for each of the five fiscal years in the period ended August 31, 2003 presented below has been derived from our audited consolidated financial statements. Ernst & Young LLP audited our consolidated financial statements for the fiscal years ended August 31, 2003 and August 31, 2002. Arthur Andersen LLP audited our consolidated financial statements for each of the three fiscal years in the three-year period ended August 31, 2001. Such data should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report and in "Management's Discussion and Analysis."

	Year Ended August 31,				
(in millions, except per share amounts)	2003 (1)	2002 (4)	2001 (5)	2000 (6)	1999
Consolidated Statements of Income					
Revenues	$3,306.8	$3,170.7	$1,538.9	$ 762.7	$494.0
Income from continuing operations before cumulative effect of change in accounting principle	$ 20.9	$ 98.4	$ 61.0	$ 30.4	$ 18.1
Basic income per common share before cumulative effect of change in accounting principle (2)	$ 0.55	$ 2.41	$ 1.52	$ 1.03	$ 0.76
Diluted income per common share before cumulative effect of change in accounting principle (2)	$ 0.54	$ 2.26	$ 1.46	$ 0.99	$ 0.73
Consolidated Balance Sheets					
Total assets	$1,986.1	$2,301.1	$1,701.9	$1,335.1	$407.1
Long-term debt and capital lease obligations, net of current maturities (3)	$ 251.7	$ 522.1	$ 512.9	$ 255.0	$ 87.8
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

(1) Includes the acquisition of certain assets of Badger Technologies, Envirogen, Inc., and LFG&E International, Inc. in fiscal 2003 (see Note 4 of the notes to our consolidated financial statements).

(2) Earnings per share for fiscal 2000 and 1999 have been restated to reflect the effect of the December 2000 two-for-one stock split of our common stock.

(3) Fiscal 2003, excludes $260.0 million of current maturities of long-term debt consisting primarily of the LYONs convertible debt of $251.5 million.

(4) Includes the acquisition of certain assets of the IT Group and PsyCor Inc. in fiscal 2002 (see Note 4 of the notes to our consolidated financial statements).

(5) Includes the acquisition of certain assets of Scott, Sevin & Schaffer, Inc. and Technicomp, Inc. in fiscal 2001 (see Note 4 of the notes to our consolidated financial statements).

(6) Includes the acquisition of certain assets of Stone & Webster and PPM Contractors, Inc. in fiscal 2000 (see Note 4 of the notes to our consolidated financial statements).

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the notes thereto. The following analysis contains forward-looking statements about our future revenues, operating results and expectations. See "Forward-Looking Statements and Associated Risks" for a discussion of the risks, assumptions and uncertainties affecting these statements as well as "Risk Factors."

GENERAL

Effective February 28, 2003, we reorganized our operations, resulting in a change in our operating segments. Prior to February 28, 2003, we reported in three segments: Environmental and Infrastructure, Integrated EPC Services and Manufacturing and Distribution. Effective February 28, 2003, we segregated our business activities into three operating segments: Engineering, Construction and Maintenance (ECM) segment, Environmental and Infrastructure (E&I) segment, and Fabrication, Manufacturing and Distribution segment. The primary change from our previously reported segments is that pipe fabrication and related operations were moved from the segment previously reported as the Integrated EPC Services segment to the segment previously reported as the Manufacturing and Distribution segment, resulting in the new ECM segment and the new Fabrication, Manufacturing and Distribution segment, respectively.

Engineering, Construction and Maintenance

The ECM segment provides a range of project-related services, including design, engineering, construction, procurement, maintenance, technology and consulting services, primarily to the power generation and process industries.

Environmental and Infrastructure

The E&I segment provides services which include the identification of contaminants in soil, air and water and the subsequent design and execution of remedial solutions. This segment also provides project and facilities management capabilities and other related services to non-environmental civil construction, watershed restoration and outsourcing privatization markets.

Fabrication, Manufacturing and Distribution

The Fabrication, Manufacturing and Distribution segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for industrial plants. We also manufacture and distribute specialty stainless, alloy and carbon steel pipe fittings.

Comments Regarding Future Operations

Historically, we have used acquisitions to pursue market opportunities and to augment or increase existing capabilities and plan to continue to do so. However, all comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions.

CRITICAL ACCOUNTING POLICIES AND RELATED ESTIMATES THAT HAVE A MATERIAL EFFECT ON OUR CONSOLIDATED FINANCIAL STATEMENTS

Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition, and results of operations and which require complex management judgments and estimates, or involve uncertainties. Information regarding our other accounting policies is included in the notes to our financial statements.

Engineering, Procurement and Construction Contract and Environmental and Infrastructure Revenue Recognition and Profit and Loss Estimates

A substantial portion of our revenue from both the ECM and E&I segments is derived from engineering, procurement and construction contracts. The contracts may be performed as stand-alone engineering, procurement or construction contacts or as combined contracts (i.e., one contract that covers engineering, procurement and construction or a combination thereof). We use accounting principles set forth in American Institute of Certified Public Accountants, or AICPA, Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," and other applicable accounting standards to account for our long-term contracts. We recognize revenue for these contracts on the percentage-of-completion method, usually based on costs incurred to date, compared with total estimated contract costs. Revenues from reimbursable or cost-plus contracts are recognized on the basis of costs incurred during the period plus the fee earned. Profit incentives are included in revenues when their realization is reasonably assured.

Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are identified. The cumulative effect of other changes to estimated contract profit and loss, including those arising from contract penalty provisions such as liquidated damages, final contract settlements, warranty claims and reviews performed by customers, are recognized in the period in which the revisions are identified. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we would report such a change by recognizing a charge against current earnings, which might be significant depending on the size of the project or the adjustment. The costs attributable to change orders and claims being negotiated or disputed with customers or subject to litigation are included in total estimated revenue when it is probable they will result in additional contract revenue and the amount can be reasonably estimated. Profit from such change orders and claims is recorded in the period such negotiations are finalized or disputes resolved.

It is possible that there will be future and currently unknown significant adjustments to our estimated contract revenues, costs and gross margins for contracts currently in process, particularly in the later stages of the contracts. These adjustments are common in the construction industry and inherent in the nature of our contracts. These adjustments could, depending on the magnitude of the adjustments and/or the number of contracts being completed, materially, positively or negatively, affect our operating results in an annual or quarterly reporting period. These adjustments are, in our opinion, most likely to occur as a result of, or be affected by, the following factors in the application of the percentage-of-completion accounting method discussed above for our contracts.

A. *Revenues and gross margins from cost-reimbursable, long-term contracts can be significantly affected by contract incentives/penalties that may not be known or recorded until the later stages of the contracts.* Substantially all of our revenues from cost reimbursable contracts are based on costs incurred plus the fee earned. Applying our revenue recognition practices to these types of contracts usually results in revenues being recognized ratably with a consistent gross margin during most of the contract term.

Our cost reimbursable contracts are sometimes structured as target price contracts. Target price contracts contain an incentive/penalty arrangement which results in our fee being adjusted, within certain limits, for cost underruns/overruns to an established target price, representing our estimated cost and fee for the project. Cost-plus contracts provide for reimbursement of all of our costs, but generally limit our fee to a fixed percentage of costs or to a certain specified amount. Usually, target price contracts are priced with higher fees than cost-plus contracts because of the uncertainties relating to an adjustable fee arrangement. Additionally, both the target cost and cost-plus contracts frequently have other incentive and penalty provisions for such matters as schedule, liquidated damages and testing or performance results.

Generally, the penalty provisions for our cost-reimbursable contracts are "capped" to limit our monetary exposure to a portion of the contract gross margin. Although we believe it is unlikely that we could incur losses or lose all of our gross margin on our cost-reimbursable contracts, it is possible for penalties to reduce or eliminate previously recorded profits. The incentive/penalty provisions are usually finalized as contract change orders either subsequent to negotiation with, or verification by, our customers.

In most situations, the amount and impact of incentives/penalties are not, or cannot be, determined until the completion stages of the contract, at which time we will record the adjustment amounts on a cumulative, catch-up basis.

B. *The accuracy of gross margins from fixed-price contracts is dependent on the accuracy of cost estimates and other factors.* We have a number of fixed-price contracts, most of which were entered into on a negotiated basis. We also have fixed-price contracts that were awarded based on competitive bids.

The accuracy of the gross margins we report for fixed-price contracts is dependent upon the judgments we make with respect to our contract performance, our cost estimates, and our ability to recover additional contract costs through change orders, claims or backcharges to subcontractors and vendors. Many of these contracts also have incentive/penalty provisions. Increases in cost estimates, unless recoverable from claims, will result in a reduction in margin equivalent to the cost increase multiplied by the percent-complete of the project.

C. *Revenues and gross margin on contracts can be significantly affected by claims against customers, vendors and others that may not be negotiated until the later stages of a contract or subsequent to the date a contract is completed.* Claims include amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. These claims from customers are included in our revenue estimates as additional contract revenue to the extent that contract costs have been incurred when the recovery of such amounts is probable. Backcharges and claims from vendors, subcontractors and others are included in our cost estimates as a reduction in total estimated costs when recovery of the amounts are probable and the costs can be reasonably estimated.

We refer to these claims from customers and backcharges and claims from vendors, subcontractors and others as "claims." As a result, the recording of claims increases gross margin or reduces gross loss on the related projects in the period the claims are recorded.

When calculating the amount of total gross margin or loss on a contract, we include claims from our customers as revenue and claims from vendors, subcontractors and others as reductions in cost of revenues when the collection is deemed probable and the amounts can be reasonably estimated. Including claims in this calculation increases the gross margin (or reduces the loss) that would otherwise be recorded without consideration of the claims. Claims are recorded to the extent of costs incurred and include no profit element. In substantially all cases, the claims included in determining contract gross margin are different from the actual claim that will be or has been presented.

When recording the revenue and the associated receivable for claims, we accrue an amount equal to the costs incurred related to claims. Claims receivable are included in costs and estimated earnings in excess of billings on the balance sheet. Claims also include expected relief from liquidated damages, which are excluded from recorded costs.

A summary of claims activity related to our major projects for the years ended August 31, 2003 and 2002 is presented in the table below (in thousands). The claims at August 31, 2003 summarized in the table relate to four contracts, most of which are complete or substantially complete. We are actively engaged in claims negotiation with these customers or have commenced legal proceedings. The largest claims relate to the Wolf Hollow, Covert and Harquahala contracts, which projects were approximately 99%, 92% and 99% complete, respectively, at August 31, 2003. The amounts include claims from customers, subcontractors, and vendors as well as relief from liquidated damages. The table excludes amounts related to one project for which we believe our exposure to liquidated damages is fully reserved at August 31, 2003 based on preliminary settlement discussions. Of the August 31, 2003 balance, $44.8 million relates to amounts recorded as primarily collectible from customers in costs and estimated earnings in excess of billings and $77.7 million relates to amounts excluded from recorded costs, primarily liquidated damages assessed but expected to be relieved from customers or collectible from subcontractors and vendors and other costs expected to be collected from insurance, subcontractors, vendors and others.

	2003	2002
Beginning balance	$ 21,200	$14,200
Additions	101,300	7,000
Ending balance	$122,500	$21,200

See Note 20 of the notes to our consolidated financial statements.

Other Revenue Recognition and Profit and Loss Estimates

The revenue recognition policies related to our fabrication contracts, consulting services, and pipe fittings and manufacturing operations are described in the accompanying notes to our consolidated financial statements. Because of the nature of the contracts and related work, estimates and judgments usually do not play as important a role in the determination of revenue and profit and loss for these services as they do for the engineering, procurement and construction contracts.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to estimated losses that could result from the inability of certain of our customers to make required payments. We record, generally as a reduction to income, additions to the allowance for doubtful accounts based on management's assessment of a specific customer's inability to meet its financial obligations, and the balance of the allowance for doubtful accounts for the specific customer reduces the recognized receivable to the net amount we believe will be ultimately collected. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, further additions to the allowance for doubtful accounts, which would reduce our earnings, may be required. These increases to the allowance for doubtful accounts could be significant, depending upon (i) the size of certain of our EPC contracts and (ii) the potential for us to perform a substantial amount of unreimbursed work on significant projects prior to customers notifying us of their intent not to pay the amounts due (see Note 14 of the notes to our consolidated financial statements).

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets/liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We also consider the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment of such changes. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of August 31, 2003, we had gross deferred tax assets of $99.3 million including $49.4 million related to net operating losses and tax credit carryforwards. As of August 31, 2003, we had a deferred tax asset valuation allowance of $3.4 million.

Acquisitions—Fair Value Accounting and Goodwill Impairment

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. Our goodwill balance as of August 31, 2003 was approximately $511.4 million, most of which related to the Stone & Webster and IT Group acquisitions (see Note 4 and Note 8 of the notes to our consolidated financial statements).

In the first quarter of fiscal 2002, we adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standard, or SFAS, No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 deals with, among other matters, the accounting for goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but that impairment of goodwill assets must be reviewed on a regular basis based on a fair value concept. SFAS No. 142 prohibits amortization of goodwill, thereby removing certain differences between book and tax expense, which has resulted in a reduction of our effective tax rate. If SFAS No. 142 had been in effect during fiscal 2001, we estimate that our diluted earnings per share would have been increased by approximately $0.32 per share for the year ended August 31, 2001. This increase in diluted earnings per share would have resulted from the cessation of goodwill amortization and a lower effective tax rate (see Note 8 of the notes to our consolidated financial statements).

We have completed our annual impairment test as of March 1, 2003 in accordance with SFAS No. 142 and have determined that our goodwill is not impaired. However, our businesses are cyclical and subject to competitive pressures. Therefore, it is possible that the goodwill values of our businesses could be adversely impacted in the future by these or other factors and that a significant impairment adjustment, which would reduce earnings and affect various debt covenants, could be required in such circumstances. Our next required annual impairment test will be conducted as of March 1, 2004.

Additionally, our estimates of the fair values of the tangible and intangible assets and liabilities we acquire in acquisitions are determined by reference to various internal and external data and judgments, including the use of third-party experts. These estimates can and do differ from the basis or value (generally representing the acquired entity's actual or amortized cost) previously recorded by the acquired entity for its assets and liabilities. Accordingly, our post-acquisition financial statements are materially impacted by and dependent on the accuracy of management's fair value estimates and adjustments. Our experience has been that the most significant of these estimates are the values assigned to construction contracts, production backlog, customer relationships, licenses and technology. These estimates can also have a positive or negative material effect on future reported operating results. Further, our future operating results may also be positively or negatively materially impacted if the final values for the assets acquired or liabilities assumed in our acquisitions are materially different from the fair value estimates which we recorded for the acquisition.

Earnings Per Share and Potential Equity Effect of Convertible Debt (LYONs)

Effective May 1, 2001, we issued and sold $790.0 million of 20-year, zero-coupon, unsecured, convertible debt, Liquid Yield Option™ Notes, or LYONs. The LYONs were issued at an original discount price of $639.23 per $1,000 maturity value and have a yield to maturity of 2.25%. We realized net proceeds after expenses from the issuance of the LYONs of approximately $490 million. The LYONs are our senior unsecured obligation and are convertible into our common stock at a fixed ratio of 8.2988 shares per $1,000 maturity value (subject to anti-dilution adjustments) resulting in an effective conversion price at the date of issuance of $77.03 per share of common stock issuable upon conversion of the LYONs (see Note 9 of the notes to our consolidated financial statements).

In addition to the conversion feature described above, the holders of the LYONs have the right to require us to repurchase the LYONs on each of May 1, 2004, May 1, 2006, May 1, 2011, and May 1, 2016 at the then accreted value (the original issue price of the LYONs increased by 2.25% per year). We currently anticipate funding all of the LYONs repurchase obligations in cash. We believe we have sufficient options in the marketplace to obtain such cash from the proceeds of the issuance of common stock and borrowings of debt. In addition, we may elect to repurchase all or a portion of the LYONs with cash from the same sources prior to May 1, 2004. We also have the right to fund such repurchases with shares of our common stock valued at the current market value at the time of the repurchases, or cash, or a combination of common stock valued at the current market value at the time of the repurchases, and cash. Although we do not intend to do so, if some or all of the LYONs were redeemed in common stock, the incremental dilutive shares would be (in proportion to the portion converted) significantly greater than the dilution based upon the conversion terms reflected above.

On March 31, 2003, pursuant to a tender offer which commenced on February 26, 2003, we completed the purchase of LYONs with an amortized value of approximately $256.7 million and an aggregate principal value of approximately $384.6 million for a cost of approximately $248.1 million. During the fourth quarter of fiscal 2003, we repurchased additional LYONs with an amortized value of approximately $21.5 million and an aggregate principal value of $32.0 million for a cost of approximately $20.6 million.

We have, in accordance with SFAS No. 128, "Earnings per Share," computed our diluted earnings per share using the "if converted method" assumption that the LYONs would be converted at the contract rate of 8.2988 shares per $1,000 maturity value (or an approximate equivalent conversion price of $81.16 at August 31, 2003). Under this method, for the year ended August 31, 2002, we have reported diluted earnings per share to reflect approximately 6,556,000 additional shares on the basis that the LYONs would be converted into common stock at a rate of 8.2988 shares per $1,000 maturity value. For the years ended, August 31, 2003 and 2001, the effect of the LYONs convertible debt of 5,154,000 and 2,209,000 incremental shares has been excluded from the calculation of diluted income per share because it was antidilutive. We have presented the LYONs as short-term debt as opposed to equity on our balance sheet with the entire balance classified as current as of August 31, 2003.

We currently anticipate funding all of the LYONs repurchase obligations in cash. We are currently evaluating our options with respect to any LYONs that may be submitted to us for repurchase, and we believe we have sufficient options in the marketplace, including refinancing the LYONs repurchase obligation in cash from the proceeds of a combination of the issuance of common stock and borrowings of debt. Therefore, pursuant to SFAS No. 128, our financial statements do not reflect the effect on diluted earnings per share that could result from the issuance of additional shares of our common stock resulting from the submission by the holders of the LYONs for repurchase on the specified anniversary dates. It is possible that in adverse circumstances, such as a combination of a large number of repurchase requests, low stock price and/or liquidity or financing restraints, we could be required to issue a significant number of shares to satisfy our repurchase obligations and the number of shares actually issued could exceed the number of shares presently being used to compute diluted earnings per share (see Note 16 of the notes to our consolidated financial statements). The issuance of a large number of shares could significantly dilute the value of our common stock and materially affect our earnings per share calculations.

Litigation, Commitments and Contingencies

We are subject to various claims, lawsuits, environmental matters and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based on professional knowledge and experience of our management and legal counsel. In accordance with SFAS No. 5, "Accounting for Contingencies," amounts are recorded as charges to earnings when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The ultimate resolution of any such exposure may vary from earlier estimates as further facts and circumstances become known.

Retirement Benefits

Assumptions used in determining projected benefit obligations and the fair value of plan assets for our pension plans are regularly evaluated by management in consultation with outside actuaries who are relied upon as experts. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return on investments, or future salary costs, our future pension benefit expenses could increase or decrease. As of August 31, 2003, we had a minimum pension liability recorded of $20.9 million. This liability will likely require us to increase our future cash contributions to the plans.

RESULTS OF OPERATIONS

The following table presents summary income and expense items as a percentage of revenues:

	Year Ended August 31,		
	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of revenues	91.7	89.7	84.0
Gross profit	8.3	10.3	16.0
General and administrative expenses	6.1	5.1	8.0
Goodwill amortization	—	—	1.1
Operating income	2.2	5.2	6.9
Interest expense	(1.0)	(0.7)	(1.0)
Interest income	0.2	0.4	0.6
Other expense, net	(0.3)	(0.1)	—
Income before income taxes and earnings (losses) from unconsolidated entities	1.1	4.8	6.5
Provision for income taxes	0.4	1.7	2.5
Income before earnings (losses) from unconsolidated entities	0.7	3.1	4.0
Earnings (losses) from unconsolidated entities	(0.1)	—	—
Net income	0.6%	3.1%	4.0%

Fiscal 2003 Compared to Fiscal 2002

General

Our revenues by industry sector were as follows:

	Year Ended August 31,			
	2003		2002	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Environmental and Infrastructure	$1,203.8	36%	$ 489.8	15%
Power Generation	1,550.0	47	2,237.5	71
Process Industries	440.5	13	258.6	8
Other Industries	112.5	4	184.8	6
	$3,306.8	100%	$3,170.7	100%

The increase in total revenue from 2002 to 2003 was primarily attributable to an increase in revenue from our E&I segment, partially reduced by the extended weakness in the domestic power market, which has had a pervasive negative impact on our ECM and Fabrication, Manufacturing and Distribution revenues. Revenue from the power generation sector was approximately $687.5 million less in fiscal 2003 than in fiscal 2002, as revenue from several large gas-fired power generation projects, which commenced in fiscal 2001 and early fiscal 2002, declined upon completion of those projects. The decrease in power industry revenue was offset by a $714.0 million increase in environmental and infrastructure revenue from fiscal 2002 to fiscal 2003, due primarily to the acquisition of the IT Group in May 2002 (see Note 4 of the notes to our consolidated financial statements), and a $181.9 million increase in process revenue, due primarily to a 600,000 tons-per-year ethylene plant project in China.

The following tables present our revenues by geographic region:

	Year Ended August 31,			
	2003		2002	
	(in millions)	%	*(in millions)*	%
Geographic Sector				
United States	$2,812.2	85%	$2,756.3	87%
Asia/Pacific Rim	221.6	7	148.3	5
Canada	127.7	4	108.2	4
Europe	102.1	3	103.7	3
South America and Mexico	15.2	0.5	27.8	1
Middle East	12.0	0.5	10.8	—
Other	16.0	—	15.6	—
	$3,306.8	100%	$3,170.7	100%

Revenues for projects in the United States increased $55.9 million for the year ended August 31, 2003 due primarily to growth in environmental and infrastructure revenues, partially offset by the previously mentioned decline in power generation revenues.

Revenues from international projects increased to $494.6 million for the year ended August 31, 2003 from $414.4 million for the year ended August 31, 2002. The revenue increase in the Asia Pacific Rim region was primarily the result of the work performed on the ethylene plant in China. The increase in revenue in Canada was due primarily to an environmental consulting unit acquired through the IT Group acquisition.

Backlog by industry sector is as follows:

	At August 31,			
	2003		2002	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Environmental and Infrastructure	$2,783.9	59%	$2,313.7	41%
Power Generation	1,399.7	29	2,690.2	48
Process Industries	529.1	11	497.8	9
Other Industries	38.6	1	103.0	2
	$4,751.3	100%	$5,604.7	100%

The decrease in backlog of $853.4 million since August 31, 2002 is attributable to reduction in demand for gas-fired power generation services, which resulted in a decrease in new orders for our services. Since August 31, 2002, the decline in power generation awards has been partially offset by increases in awards for environmental and infrastructure services, services to the process industry, and nuclear maintenance services. Approximately 91% of the backlog relates to domestic projects and approximately 36% of the backlog relates to work currently anticipated to be completed during the 12 months following August 31, 2003. Power generation backlog at August 31, 2003 does not include our $565 million fixed-price EPC contract (signed and announced in September 2003) to build a combined cycle power plant in Queens, New York. We expect to include this project in our backlog if and when financing for this project is completed.

Backlog is largely a reflection of the broader economic trends being experienced by our customers and is important in anticipating operational needs. Backlog is not a measure defined in generally accepted accounting principles, and our methodology in determining backlog may not be comparable to the methodology used by other companies in determining their backlog. We cannot provide any assurance that revenues projected in our backlog will be realized, or if realized, will result in profits.

The following presents a comparison of our operating results (and certain other information) for the year ended August 31, 2003 as compared with the year ended August 31, 2002 for our three business segments. We have conformed our prior year segment financial information to be consistent with our current year presentation of our reorganized segments.

ECM Segment

	Year Ended August 31,	
	2003 *(in millions except percentages)*	2002 *(in millions except percentages)*
Revenues	$1,840.3	$2,276.4
Gross Profit	$ 95.5	$ 170.4
Gross Profit %	5.2%	7.5%

The following tables present ECM revenues from customers in the following industry sectors:

	Year Ended August 31,			
	2003		2002	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Power Generation	$1,446.8	79%	$1,996.5	88%
Process Industries	322.7	17	186.8	8
Other Industries	70.8	4	93.1	4
	$1,840.3	100%	$2,276.4	100%

The decrease in total segment revenue from fiscal 2002 to fiscal 2003 was due to the downturn in the domestic power market, specifically the decline in gas-fired power generation projects and power engineering and consulting activity which reduced new orders for our ECM services, partially offset by an increase in revenue from process projects and nuclear maintenance and restart projects. Process industry revenues increased primarily due to work on the ethylene plant project in China that is scheduled to continue into fiscal 2005. Due to the decline in the market for the construction of new gas-fired power plants, we anticipate that the ECM segment's revenues will decline in early fiscal 2004 as compared with fiscal 2003 as remaining in-process EPC projects booked in 2001 and early 2002 are completed.

Gross profit for the ECM segment for fiscal 2003 decreased from fiscal 2002, due primarily to the reduction of estimated margins on certain contracts for the construction of new gas-fired power plants, offset by increases in margin on nuclear maintenance and restart projects and the ethylene plant project in China. The ethylene plant in China contributed significantly more to gross margin in the fourth quarter of 2003 than in each of the first three quarters due to a reduction in the estimated cost at completion. The impact of the reduction in the estimated cost positively impacted gross profit in the fourth quarter of 2003 by $6.1 million. Gross margin for the third and fourth quarters of 2003 also was positively impacted by increasing activity on the TVA nuclear restart project and recognition of components of project incentives earned based on our performance to-date on this project. Further, in the fourth quarter of 2003, we recorded $5.0 million in revenue that we earned as a fee for providing a letter of credit to an independent power producer (IPP) to secure the IPP's power purchase agreement.

As EPC projects that began in fiscal 2001 and early fiscal 2002 are completed and their project costs finalized, the ECM segment's margins have been, and we expect will continue to be, positively or negatively impacted by contract completion negotiations with customers and vendors on such projects. We recognized $33.6 million in margin in 2003 as a result of the favorable resolution of various contingencies, contract claims and backcharges related to projects that were substantially complete at August 31, 2002. During fiscal 2003, we also recognized $4.3 million in margin as a result of the favorable resolution of estimated project obligations which were recorded when we acquired Stone & Webster in fiscal 2000.

Gross profit percentage was negatively impacted by the Covert and Harquahala projects (the NEG projects), on which we recorded revenues of $433.4 million during 2003 and a $42.8 million charge ($33.1 million of which resulted from reversal of gross profit recorded prior to fiscal 2003) related to the NEG projects that negatively impacted the ECM segment's gross profit by 4.6% for fiscal 2003. This charge was a result of increased estimated costs to complete these projects combined with an agreement with the owners of these projects and their lenders that increased the contract prices by a total of $65.0 million and converted the contracts from target-price to fixed-price (see Note 12 of the notes to our consolidated financial statements for a discussion of the contingencies related to certain cancelled and active ECM projects, including additional discussion of the Covert and Harquahala projects). Of the $42.8 million loss recorded during 2003 on the NEG projects, $4.9 million was recorded in the fourth quarter reflecting a $19.2 million increase in estimated cost at completion of the projects, offset by an increase in expected recovery of claims from NEG and backcharges and liquidated damages expected from vendors and subcontractors totaling $14.3 million.

Gross profit percentage was negatively impacted by the AES Wolf Hollow project, on which we recorded revenues of $43.1 million during 2003 with a reversal of previously recorded profit of $2.3 million. On this project, we recorded claims receivable from our customer, AES, of $25.4 million and claims, backcharges and other cost recovery receivables from subcontractors, vendors and others of $7.2 million (see Note 20 of the notes to our consolidated financial statements for additional discussion of the Wolf Hollow project) in 2003.

We believe we have a strong basis for claims and backcharges in excess of the recorded amounts discussed above; however, recovery of the claims and other amounts is dependent upon negotiations with the applicable parties and the results of litigation. We cannot assure you as to the timing or outcome of these negotiations or results of litigation. If we collect amounts different than the amounts recorded or if we are held responsible for liquidated damages different than the amounts recorded, we will recognize the difference as income or loss.

We reversed previously recorded profit of $4.3 million in the fourth quarter of 2003 resulting from the settlement with our customer of disputed change orders and other items on our target price EPC contract to build a combined-cycle cogeneration facility near Philadelphia, Pennsylvania. The settlement agreement eliminates our exposure to schedule risk and related liquidated damages, maintains our guaranteed minimum fee and provides for incentives that allow us to earn profit in excess of the minimum fee.

In October 2003, we entered into a settlement agreement with a customer for which we executed three separate projects prior to fiscal 2003. Under the settlement agreement, we will receive $9.6 million representing the return of amounts our customer had drawn on our letter of credit and payment for costs incurred which were previously in dispute. We will record no gain or loss on the settlement because the settlement proceeds are equal to the net assets recorded.

Gross profit for the year ended August 31, 2003 was increased (cost of revenues decreased) by approximately $7.9 million in fiscal 2003 and $32.0 million in fiscal 2002 for the amortization of contract liability adjustments related to contracts acquired in the Stone & Webster acquisition in 2000 (see Note 8 of the notes to our consolidated financial statements).

For the year ended August 31, 2003, fewer ECM segment revenues were derived from large equipment purchases. Such revenues were approximately $159.0 million for the year ended August 31, 2003, compared to approximately $540.0 million for the year ended August 31, 2002.

Segment backlog at August 31, 2003 was approximately $1.9 billion, compared with approximately $3.0 billion at August 31, 2002, and was comprised of the following:

	Year Ended August 31,			
	2003		2002	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Power Generation				
Nuclear Power	$1,113.7	59%	$1,189.1	40%
Fossil Fuel EPC	198.6	11	998.9	33
Other	39.9	2	334.7	11
Total Power Generation	1,352.2	73	2,522.7	84
Process Industries	504.3	27	430.7	14
Other Industries	11.8	—	63.6	2
Total ECM	$1,868.3	100%	$3,017.0	100%

The ECM segment's backlog has declined from August 31, 2002 because the amount of work performed on power generation contracts was not fully replaced with new orders due to the downturn in demand for power generation services. Our fossil fuel EPC backlog does not include our $565.0 million fixed-price EPC contract (signed and announced in September 2003) to build a combined cycle power plant in Queens, New York. We expect to include this project in our backlog, if and when financing for this project is completed.

We anticipate that in the future the ECM segment will continue to derive a significant portion of its revenues from the power industry (including generation from fossil fuel sources and nuclear sources) and will increase its revenues from other sectors of the domestic power industry through contracts to re-power, refurbish or maintain existing power plants and to provide and install emission control equipment. Although management anticipates that revenues from the power industry in fiscal 2004 will be less than in prior years, we expect to continue to design and construct new power plants. However, due to expected decreases in revenues from the power industry, we expect total revenue from the ECM segment to be lower in 2004 than in 2003. Further, we would expect gross profit percentages from ECM to decline during the first quarter of 2004 and return to approximately the levels reported in fiscal 2002 over the balance of the year.

E&I Segment

	Year Ended August 31,	
	2003 (in millions except percentages)	2002 (in millions except percentages)
Revenues	$1,203.8	$489.8
Gross Profit	$ 133.4	$ 69.3
Gross Profit %	11.1%	14.1%

The increase in revenues is primarily attributable to our acquisition of the IT Group assets and operations in May 2002, as twelve months of revenues are included in fiscal 2003 as compared to four months in fiscal 2002 (see Note 4 of the notes to our consolidated financial statements).

The increase in gross profit was primarily attributable to our acquisition of the IT Group assets and operations in May 2002. Gross profit was increased (cost of revenues decreased) by approximately $19.3 million in fiscal 2003 and $2.8 million in fiscal 2002 for the amortization of asset/liability adjustments to the fair value of contracts acquired in the IT Group acquisition. In addition, gross profit was increased (cost of revenues decreased) by approximately $12.2 million in fiscal 2003 and $2.8 million in fiscal 2002 for the usage of accrued loss reserves related to contracts acquired in the IT Group acquisition (see Note 4 and Note 12 of the notes to our consolidated financial statements).

The reduction in the gross profit percentage in fiscal 2003 compared to fiscal 2002 was attributable to lower margin contracts associated with the businesses acquired in the IT Group transaction. The difference in the gross profit percentages between our pre-IT Group environmental and infrastructure operations (primarily infrastructure and hazardous material clean up and disposal) and those acquired in the IT Group acquisition (environmental clean-up, landfills and facilities management) is primarily attributable to differences in customers, competition and mix of services.

Backlog for the E&I segment increased to approximately $2.8 billion as of August 31, 2003 from approximately $2.3 billion as of August 31, 2002. We believe the E&I segment revenues will increase over the next several years as a result of a combination of factors, including market opportunities in various environmental clean-up, homeland security and infrastructure markets and our belief that we will be able to re-gain market share which the IT Group lost while it was experiencing financial difficulties, including the period in which it was in bankruptcy during the first four months of calendar 2002. We anticipate that segment revenue for fiscal 2004 will be slightly higher than fiscal 2003 and we expect gross profit percentages in 2004 to be consistent with 2003.

Fabrication, Manufacturing and Distribution Segment

	Year Ended August 31,	
	2003 (in millions except percentages)	2002 (in millions except percentages)
Revenues	$262.7	$404.5
Gross Profit	$ 44.7	$ 87.9
Gross Profit %	17.0%	21.7%

The decreases in revenues and gross profit percentages in fiscal 2003 versus fiscal 2002 were attributable to reduced domestic demand, primarily from power generation customers, without offsetting increases in other industry sectors. The reduced demand for the segment's products has had a negative impact on pricing and gross profit. Backlog for this segment has decreased from $274.0 million at August 31, 2002 to $99.1 million at August 31, 2003. This decrease includes a $75.5 reduction of backlog from one customer in the power industry.

As a result of the current market situation, we have decided to significantly reduce or cease production at certain smaller facilities, consolidate certain operations, and implement certain other cost savings programs for this segment. Further, we have suspended operations at our facility in Venezuela due to the political situation in that country. We expect domestic demand to continue at reduced levels for fiscal 2004, though we are experiencing an increase in inquires in foreign markets for this segment. Demand is strong in the markets serviced by the segment's unconsolidated joint ventures in Bahrain and China. The facility for the China joint venture is under construction and is expected to become operational in late calendar 2003 or early 2004. Given this market outlook, we expect revenues and gross profit levels to remain flat for the fabrication, manufacturing and distribution segment over the next few quarters.

Unconsolidated Subsidiaries

During fiscal 2003, we recognized a loss of $3.0 million (net of taxes of $1.6 million) from operations of unconsolidated subsidiaries, including joint ventures, which are accounted for using the equity method. These losses were primarily attributable to three joint ventures including our EntergyShaw, Shaw-Nass and recently created China joint venture. The EntergyShaw joint venture has no active projects as of August 31, 2003. As of August 31, 2003, we have a negative investment balance of $2.2 million and we expect to continue to fund the joint venture until it is dissolved in fiscal 2004 as all projects were completed as of August 31, 2003. The loss in the Shaw-Nass joint venture was due to weaker sales of fabricated pipe in the Middle East in fiscal 2003 as compared to 2002 while the loss in the China joint venture reflects costs incurred in the early stages of the joint venture until its facility is running at full capacity which is scheduled for early calendar year 2004. In fiscal 2002, we realized income of approximately $2.9 million (net of taxes of $1.6 million) from the EntergyShaw joint venture and losses of $0.7 million (net of taxes of $0.4 million) from Shaw-Nass net of taxes due to the operations of these unconsolidated subsidiaries and joint ventures.

General and Administrative Expenses, Interest Expense and Income, Other Income (Expense), Income Taxes, and Other Comprehensive Income

General and administrative expenses increased to approximately $200.9 million in fiscal 2003, compared with approximately $161.2 million in fiscal 2002. As a percentage of revenues, general and administrative expenses increased to 6.1% in fiscal 2003 compared to 5.1% in fiscal 2002. A substantial portion of the approximate $38.9 million increase in general and administrative costs are attributable to the operations of the E&I segment (comprised largely of the IT Group operations which we acquired during the third quarter of fiscal 2002). We also incurred increased depreciation and facilities costs in fiscal 2003 resulting from capital projects and the move into our new corporate facility in Baton Rouge, Louisiana completed in the latter part of fiscal 2002. General and administrative expenses are expected to trend slightly downward during 2004 as we continue to integrate our administrative functions. General and administrative costs for the fourth quarter and the fiscal year 2003 were reduced by $3.4 million resulting from the favorable resolution of estimated obligations recorded in the acquisition of Stone & Webster in fiscal 2000.

Interest expense was approximately $32.0 million in fiscal 2003, compared to approximately $23.0 million in fiscal 2002. The increase over prior year is primarily due to the issuance on March 17, 2003 of approximately $253 million principal amount of 7-year, 10.75% Senior Notes, partially offset by a reduction in interest expense related to the LYONs repurchase with an amortized value of approximately $256.7 million in March 2003 (see Note 9 of the notes to our consolidated financial statements). Our interest costs also include the amortization of loan fees associated with the Senior Notes, the LYONs and the Credit Facility, as well as unused line of credit and letter of credit fees, and therefore, our interest expense is higher than would be expected based on our borrowing levels and the stated interest rates. A significant portion of our interest expense (accretion of zero-coupon discount interest and amortization of loan fees) represents non-cash charges.

Interest income in fiscal 2003 decreased to approximately $5.4 million from $11.5 million in fiscal 2002 as a result of lower levels of invested funds due to use of working capital, cash paid for the repurchase of a portion of the LYONs, and the purchase of treasury stock.

For fiscal 2003, other income (expense) included a charge of approximately $12.4 million for the write-off of (i) investments in securities available for sale of Orion of approximately $6.6 million, (ii) accounts and claims receivable due from Orion of approximately $5.0 million, and (iii) other accounts receivable of approximately $0.8 million. Also included in other income (expense) for fiscal 2003 were gains of approximately $2.0 million and $0.8 million, net of expenses and the write-off of unamortized debt issuance costs, related to the March 2003 and August 2003, respectively, repurchases of portions of the LYONs (see Note 9 of the notes to our consolidated financial statements).

Our effective tax rate was 33% for fiscal 2003 compared to 36% for fiscal 2002. Our tax rate is significantly impacted by the mix of foreign (including foreign export revenues) versus domestic work. The decrease in the tax rate in fiscal 2003 versus fiscal 2002 is due primarily to the decrease in income before taxes, and the related increase in the ratio of favorable permanent differences to income before taxes. Additionally, the increased foreign income in fiscal 2003 had a lower overall rate of tax than domestic income. We did not pay any federal income taxes in fiscal 2003 primarily because of a taxable loss for the fiscal 2003 year and the utilization of operating losses resulting from the IT Group and Stone & Webster acquisitions. In fiscal 2003, we established a valuation allowance against the deferred tax asset for the Venezuelan net operating losses and in fiscal 2002, we established a valuation allowance against the deferred tax asset for the Australian net operating losses. The valuation allowance reflects our judgment that it is more likely than not that a portion of the deferred tax assets will not be realized. We believe that the remaining deferred tax assets at August 31, 2003, amounting to $95.9 million, are realizable through future reversals of existing taxable temporary differences and future taxable income. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of not having future taxable income. This factor has been considered in determining the valuation allowance.

During fiscal 2003, the accumulated benefit obligations exceeded the fair value of plan assets for two of our United Kingdom (U.K.) defined benefit retirement plans and our Canadian defined benefit retirement plan, and a liability of $14.9 million, net of tax was recorded (see Note 17 of the notes to our consolidated financial statements). In accordance with SFAS No. 87, "Employers Accounting for Pensions," the increase in the minimum liability is recorded through a direct charge to stockholders' equity and is reflected, net of tax, as a component of accumulated other comprehensive income (loss) on the consolidated balance sheet as of August 31, 2003. This liability will likely require us to increase our future cash contributions to the plan.

Fiscal 2002 Compared to Fiscal 2001

General

Our revenues by industry for the periods presented approximated the following amounts:

	Year Ended August 31,			
	2002		2001	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Environmental and Infrastructure	$ 489.8	15	$ 186.2	12
Power Generation	2,237.5	71	915.7	60
Process Industries	258.6	8	305.5	20
Other Industries	184.8	6	131.5	8
	$3,170.7	100%	$1,538.9	100%

Our revenues by geographic region for the periods presented approximated the following amounts:

	Year Ended August 31,			
	2002		2001	
	(in millions)	%	*(in millions)*	%
Geographic Region				
United States	$2,756.3	87%	$1,210.4	78%
Asia/Pacific Rim	148.3	5	117.1	7
Canada	108.2	4	79.3	5
Europe	103.7	3	86.4	6
South America and Mexico	27.8	1	23.1	2
Middle East	10.8	—	3.0	—
Other	15.6	—	19.6	2
	$3,170.7	100%	$1,538.9	100%

The primary reason for the increase in revenue from 2001 to 2002 was an approximately $1.3 billion increase in revenues from construction of new gas-fired power plants realized by the ECM and fabrication, manufacturing and distribution segments. Additionally, during the third quarter of fiscal 2002, we acquired most of the assets and assumed certain liabilities of the IT Group, a leading provider of environmental and infrastructure services to governmental and commercial customers. As a result of this acquisition, we formed a new business segment, the E&I segment, by combining the acquired IT Group operations with our existing environmental and infrastructure businesses. This acquisition increased our revenues from environmental and infrastructure services to $489.8 million in fiscal 2002, from fiscal 2001 revenues of $186.2 million, an increase of $303.6 million.

The following table breaks out our backlog in the following industry sectors:

	Year Ended August 31,			
	2002		2001	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Power Generation	$2,690.2	48%	$3,540.1	79%
Environmental and Infrastructure	2,313.7	41	231.9	5
Process Industries	497.8	9	666.4	15
Other Industries	103.0	2	58.8	1
	$5,604.7	100%	$4,497.2	100%

The following presents a comparison of our operating results from fiscal 2002 compared with fiscal 2001 for our three business segments.

ECM Segment

	Year Ended August 31,	
	2002	2001
	(in millions except percentages)	*(in millions except percentages)*
Revenues	$2,276.4	$1,011.9
Gross Profit	$ 170.4	$ 136.8
Gross Profit %	7.5%	13.5%

Revenues by industry for the ECM segment approximated the following amounts and percentages:

	Year Ended August 31,			
	2002		2001	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Power Generation	$1,996.5	88%	$ 725.2	72%
Process Industries	186.8	8	221.9	22
Other Industries	93.1	4	64.8	6
	$2,276.4	100%	$1,011.9	100%

Revenues from the domestic Power Generation market accounted for substantially all of the increase from 2001 to 2002. The increase in revenues was attributable to significant contracts for the construction of new gas-fired power plants entered into in fiscal 2001 when there was strong demand for these facilities. Most of these contracts were completed in fiscal 2003.

Process Industries revenues in fiscal 2002 decreased by approximately $35.1 million, from fiscal 2001. This decrease was attributable to industry trends and our decision not to pursue low margin projects similar to those we assumed in the Stone & Webster acquisition in fiscal 2000. Revenues from other industries increased by approximately $28.3 million in fiscal 2002 compared to fiscal 2001, primarily as a result of an increase in domestic revenues.

Segment gross profit increased 25%, or $33.6 million, to $170.4 million in fiscal 2002 from $136.8 million in fiscal 2001 due to the growth in revenue volume during the year. Gross profit in fiscal years 2002 and 2001 was increased (cost of sales decreased) by approximately $32.0 million and $99.3 million, respectively, by the utilization of contract adjustments and accrued contract loss reserves that were established to record the fair value of primarily fixed-price contracts acquired in the Stone & Webster acquisition.

The gross profit percentage for the year ended August 31, 2002 decreased to 7.5% from 13.5% in the prior year. This decrease in gross margin percentage is attributable to fiscal 2002 revenues having a much higher percentage of lower margin revenue as compared with fiscal 2001. The lower margins relate primarily to (i) cost-reimbursable contracts entered into in fiscal 2001 and (ii) purchases of large equipment items for power generation contracts.

Prior to fiscal 2002, revenues included a higher percentage of fixed-price contracts (which were generally priced with higher gross margins than cost-reimbursable contracts in order to compensate for cost overrun risks). Also during fiscal 2002, revenues from large equipment purchases on behalf of customers were approximately $540 million as compared with approximately $60 million in fiscal 2001 and these revenues generally carry a very low gross margin due to the "pass through" nature of their underlying costs.

Segment backlog at August 31, 2002 was approximately $3.0 billion as compared with approximately $3.7 billion at August 31, 2001, and was comprised of the following:

	Year Ended August 31,			
	2002		2001	
	(in millions)	%	*(in millions)*	%
Industry Sector				
Power Generation				
Nuclear Power	$1,189.1	40	$ 437.3	12
Fossil Fuel EPC	998.9	33	2,270.4	61
Other	334.7	11	342.2	9
Total Power Generation	2,522.7	84	3,049.9	82
Process Industries	430.7	14	647.6	17
Other Industries	63.6	2	51.1	1
Total ECM	$3,017.0	100%	$3,748.6	100%

The decline in backlog was primarily because the demand for the construction of new domestic power plants fell dramatically due to questions about future economic growth rates and whether the United States had excess power generation capacity. Further, certain of our independent and merchant power producer customers experienced severe liquidity problems as financing was reduced to these companies and their projects. As a result of these conditions, during the fourth quarter of fiscal 2002, three customers cancelled or suspended their projects, resulting in a reduction of our backlog of approximately $300 million.

E&I Segment

	Year Ended August 31,	
	2002 *(in millions except percentages)*	2001 *(in millions except percentages)*
Revenues	$489.8	$186.2
Gross Profit	$ 69.3	$ 35.4
Gross Profit %	14.1%	19.0%

E&I segment revenues in fiscal 2002 were $489.8 million, an increase of $303.6 million from fiscal 2001 revenue of $186.2 million. This increase was entirely attributable to our acquisition of the IT Group assets (see Note 4 of the notes to our consolidated financial statements).

Gross profit in fiscal 2002 was $69.3 million compared to $35.4 million in fiscal 2001. Gross profit in fiscal 2002 was increased (cost of revenues decreased) by approximately $2.8 million for the amortization of asset/liability adjustments to the fair value of contracts acquired in the IT Group acquisition (see Note 4 of the notes to our consolidated financial statements).

The gross profit percentage was approximately 14.1% in fiscal 2002 and approximately 19.0% in fiscal 2001. The reduction in the gross profit percentage in fiscal 2002 compared to fiscal 2001 was attributable to lower margin contracts that were acquired in the IT Group transaction. The difference in the gross profit percentages between our pre-IT Group environmental and infrastructure operations (primarily infrastructure and hazardous material clean up and disposal) and those acquired in the IT Group acquisition (environmental clean-up, landfills and facilities management) is primarily attributable to such factors as different customers, competition and mix of services.

Backlog in this segment at August 31, 2002 was approximately $2.3 billion compared with approximately $0.2 billion at August 31, 2001. This increase was entirely attributable to the IT Group acquisition.

Fabrication, Manufacturing and Distribution Segment

	Year Ended August 31,	
	2002 *(in millions except percentages)*	2001 *(in millions except percentages)*
Revenues	$404.5	$340.8
Gross Profit	$ 87.9	$ 74.4
Gross Profit %	21.7%	21.8%

Revenues increased to $404.5 million in fiscal 2002 from $340.8 million in fiscal 2001 and gross profit increased to $87.9 million in fiscal 2002 from $74.4 million in fiscal 2001. These increases were due primarily to an increased demand in the power industry along with an increase in capacity to handle the demands. Segment backlog was approximately $274.0 million at August 31, 2002.

Unconsolidated Subsidiaries

During fiscal 2002 and 2001, we recognized income of $1.7 million (net of taxes of $0.9 million) and a loss of $0.3 million (net of taxes of $0.2 million), respectively, from the operations of unconsolidated subsidiaries, including joint ventures, which are accounted for under the equity method.

General and Administrative Expenses, Interest Expense and Income, Income Taxes and Other Comprehensive Income

General and administrative expenses, excluding goodwill amortization, increased $38.6 million, or 31%, from $122.6 million in fiscal 2001 to $161.2 million in fiscal 2002. The increase in fiscal 2002 general and administrative expenses resulted primarily from expenses associated with the 106% increase in our revenue and the IT Group acquisition. However, as a result of our efforts to control our expenses and economies realized from the integration of Stone & Webster, general and administrative expenses excluding goodwill amortization in fiscal 2002 decreased as a percentage of sales to 5.1% from 8.0% in fiscal 2001.

Our interest expense increased to $23.0 million in fiscal 2002 from $15.7 million in fiscal 2001, primarily as a result of having convertible debt outstanding for the full fiscal year. Interest income also increased to $11.5 million in fiscal 2002 from $8.7 million in fiscal 2001 due to our investment of a substantial portion of the funds received from the sale of our convertible debt. However, the interest rates we received on these investments decreased substantially from rates we received in fiscal 2001 due to the general decline in interest rates between periods.

Our effective tax rates for the years ended August 31, 2002 and 2001 were 36.0% and 38.4%, respectively. Our estimates of our tax rates are derived from our estimates of pre-tax income for each year and the mix of domestic and foreign sourced income, including foreign export sales. The decrease in the tax rates in fiscal 2002 versus fiscal 2001 is due primarily to our adoption of SFAS No. 142 in fiscal 2002 (see Note 1 and Note 8 of the notes to our consolidated financial statements). As a result of our adoption of SFAS No. 142, our effective tax rate decreased in fiscal 2002 because we no longer recognize goodwill amortization expense (which is only partially deductible for tax purposes) in our financial statements. This decrease was partially offset by increased domestic income in fiscal 2002 that has a higher tax rate than most foreign income. We did not pay any federal income taxes in fiscal 2002 and 2001 primarily because of our utilization of operating losses resulting from the Stone & Webster acquisition.

Additionally, at August 31, 2002, we had recorded a $10.2 million liability for a U.K. defined benefit retirement plan (also see Note 17 of the notes to our consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

Stock Repurchase Program

In September 2001, our Board of Directors authorized us to repurchase shares of our common stock, depending on market conditions, up to a limit of $100 million. As of October 11, 2002, we completed our purchases under this program, having purchased 5,331,005 shares at a cost of approximately $99.9 million. We purchased 2,160,400 shares at a cost of approximately $52.0 million during the year ended August 31, 2002 and 3,170,605 shares at a cost of approximately $47.8 million during the first quarter of fiscal 2003.

Credit Facilities and Liquidity

Our primary Credit Facility, dated July 2000, was amended and restated on March 17, 2003 and extended for a three-year term from that date. The amendment reduced the Credit Facility to $250.0 million from $350.0 million; however, we may, by March 16, 2004, increase the credit limit to a maximum of $300.0 million by allowing one or more lenders to increase their commitment or by adding new lenders. The Credit Facility provides that both revolving credit loans and letters of credit may be issued within the $250.0 million limit of this facility. In October 2003, we have amended our Credit Facility to increase the available credit to $300.0 million and to amend certain of the covenants contained therein, as more fully described below.

The effectiveness of this amendment is conditioned upon the completion of a $200.0 million equity offering announced on October 17, 2003.

Under the Credit Facility, interest is computed, at our option, using either the defined base rate or the defined LIBOR rate, plus an applicable margin. The terms "base rate" and "LIBOR rate" have meanings customary for financings of this type. The applicable margin is adjusted pursuant to a pricing grid based on ratings by Standard & Poor's Rating Services and Moody's Investor Services for the Credit Facility or, if the Credit Facility is not rated, the ratings from these services applicable to our senior, unsecured long-term indebtedness. The margins for the Credit Facility loans may be in a range of (i) 1.00% to 3.00% over LIBOR or (ii) from the base rate to 1.50% over the base rate. At August 31, 2003, the interest rate on the Credit Facility would have been either 5.00% (if the prime rate index had been chosen) or 3.62% (if the LIBOR rate index had been chosen). At August 31, 2003 and 2002, we did not have outstanding borrowings under the Credit Facility but had outstanding letters of credit of approximately $160.0 million and $183.8 million, respectively.

We are required, with certain exceptions, to prepay loans outstanding under the Credit Facility with (i) the proceeds of new indebtedness; (ii) net cash proceeds from equity sales to third parties (if not used for acquisitions or other general corporate purposes within 90 days after receipt); and (iii) insurance proceeds or condemnation awards in excess of $5.0 million that are not used to purchase a similar asset or for a like business purpose.

The Credit Facility is secured by, among other things, (i) guarantees by our domestic subsidiaries; (ii) a pledge of all of the capital stock of our domestic subsidiaries and 66% of the capital stock in certain of our foreign subsidiaries; and (iii) a security interest in all of our property and the property of our domestic subsidiaries (except real estate and equipment).

The Credit Facility contains certain financial covenants, including a leverage ratio (which changes after May 1, 2004, representing the initial date LYONs may be submitted by LYONs holders for repurchase), a minimum fixed charge coverage ratio, defined minimum net worth and defined minimum adjusted earnings before interest expense, income taxes, depreciation and amortization (EBITDA). Further, we are required to obtain the consent of the lenders to prepay or amend the terms of the Senior Notes. As of August 31, 2003, we were in compliance with the covenants contained in the Credit Facility. The most restrictive of these covenants is the leverage ratio of 3.5x, which is the ratio of outstanding debt to twelve month rolling adjusted EBITDA (as defined in the Credit Facility). As of August 31, 2003, our leverage ratio was 3.48x; however, as of August 31, 2003, we had cash available that could have been used to reduce outstanding debt in order to improve this ratio. In May 2004, this leverage ratio covenant requirement will change to 2.75x.

Conditioned upon the completion of our $200.0 million equity offering announced on October 17, 2003, the covenants contained in this facility are being amended to provide us with additional flexibility. The most significant of these changes includes:

- a reduction in the minimum adjusted EBITDA covenant from $135.0 million to $120.0 million on a rolling twelve month basis through November 2004; and
- an increase in the total debt to adjusted EBITDA ratio from 2.75x to 3.0x as of May 2004.

We have previously used the Credit Facility to provide working capital and to fund fixed asset purchases and subsidiary acquisitions.

The Credit Facility permits us to repurchase $10.0 million of our LYONs obligations. Additional LYONs repurchases are also permitted if, after giving effect to the repurchases, we have the availability to borrow up to $50.0 million under the Credit Facility and we have the required amounts of cash and cash equivalents. Prior to May 1, 2004, $100 million of cash and cash equivalents is required for purposes of this test and thereafter not less than $75.0 million. Pursuant to our most recent amendment, this requirement will be decreased to $75 million upon consummation of our proposed equity offering. Cash and cash equivalents for purposes of this test consist of balances not otherwise pledged or escrowed and are reduced by amounts borrowed under the Credit Facility.

As of August 31, 2003 and 2002, our foreign subsidiaries had short-term revolving lines of credit permitting borrowings totaling approximately $17.3 million and $15.5 million, respectively. These subsidiaries had outstanding borrowings under these lines of approximately $1.3 million and $1.1 million, respectively, at a weighted average interest rate of approximately 4.25% and 5.0%, respectively, at August 31, 2003 and 2002. These subsidiaries also had outstanding letters of credit under these lines of $4.2 million and $6.7 million, respectively, at August 31, 2003 and 2002, leaving $11.8 million of availability under these lines at August 31, 2003.

At August 31, 2003, we had working capital of approximately $85.4 million (the way in which we calculate working capital is more fully described in Note 1 of the notes to our financial statements) and unutilized borrowing capacity under our Credit Facility of approximately $89.9 million. Our working capital requirements for fiscal 2004 will be impacted by a number of factors including:

- the amount of working capital necessary to support our expanding environmental and infrastructure operations;
- the timing and negotiated payment terms of our projects;
- our capital expenditures program;
- the timing and resolution of claims receivable on major projects;
- the sale of non-core assets and operations;
- cash interest payments on our $253.0 million principal amount of Senior Notes which were sold and issued on March 17, 2003, as discussed below; and
- our obligation to repurchase the remaining LYONS in May 2004 if the holders of LYONs exercise their right to require us to repurchase the LYONs at that time.

Pursuant to the terms under which the LYONs were issued, we have the ability to repurchase the remaining LYONs in either cash or shares of our common stock, or a combination of common stock and cash on May 1, 2004. We currently anticipate funding all of the LYONs repurchase obligations in cash. We believe we have sufficient options in the marketplace to obtain such cash from the proceeds of the issuance of common stock and borrowings of debt. In addition, we may elect to repurchase all or a portion of the LYONs with cash from the same sources prior to May 1, 2004. However, we also have other options, including issuing stock for a portion of the obligations or other alternatives, including refinancing all or a portion of the obligations. We are currently evaluating our options with respect to LYONs that may be submitted to us for repurchase on May 1, 2004. If we refinance the LYONs with new debt obligations, our working capital requirements for fiscal 2004 will be impacted by cash interest payments due on those obligations.

As a result of these factors, our working capital position is expected to decrease during the next twelve months. However, we believe that our working capital and unused borrowing capacity, along with anticipated positive cash flow from operations in fiscal 2004, is in excess of our identified short-term working capital needs, based on our existing operations, and that we will have sufficient working capital and borrowing capacity to fund our liquidity needs and repurchase the LYONs over the next twelve months.

Senior Notes

In March 2003, we issued $253,029,000 of 10¾% Senior Notes Due 2010. The Senior Notes bear interest at a rate of 10¾% and will mature on March 15, 2010. The Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis, by all of our material domestic restricted subsidiaries.

We may redeem some or all of the Senior Notes beginning on March 15, 2007 at the redemption prices described in the indenture governing our Senior Notes. Prior to March 15, 2007, we may, at our option, redeem all, but not less than all, of the Senior Notes at a redemption price equal to the principal amount of the Senior Notes plus the applicable premium described in the indenture governing the Senior Notes and accrued and unpaid interest to the redemption date.

If we experience a change of control as defined in the indenture governing the Senior Notes, we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

The terms of the Senior Notes place certain limitations on our ability to, among other things:

- incur or guarantee additional indebtedness or issue preferred stock;
- pay dividends or make distributions to our stockholders;
- repurchase or redeem capital stock or subordinated indebtedness;
- make investments;
- create liens;
- enter into sale/leaseback transactions;
- incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;
- enter into transactions with our affiliates; and
- merge or consolidate with other companies or transfer all or substantially all of our assets.

These limitations are subject to a number of exceptions and qualifications described in the indenture governing the Senior Notes. Many of the covenants will be suspended during any period when the Senior Notes have an investment grade rating from Standard & Poor's, a division of The McGraw-Hill Companies and Moody's Investors Service, Inc.

Cash Flow for Fiscal 2003 Versus Fiscal 2002

Net cash used in operations was approximately $202.0 million for fiscal 2003 compared with $315.1 million of net cash provided by operations in fiscal 2002. In fiscal 2003, cash was increased by (i) net income of $20.9 million, (ii) deferred tax expense of $9.0 million, (iii) depreciation and amortization of $44.8 million, (iv) interest accretion and loan fee amortization of $17.0 million, and (v) the write-off of an investment in securities available for sale and accounts and claims receivable from Orion and other uncollectible receivables of $12.4 million. These increases in cash were more than offset by significant decreases in the cash position on long-term contracts and by amortization of purchase accounting reserves. Normally, billings and cash receipts on construction contracts exceed costs incurred early in the lives of the contracts and the contracts require net cash outflow later in their lives. As we are winding down a number of large EPC contracts and did not enter into significant new EPC contracts in 2003, normal contract execution has required a net use of cash. In addition, we have recorded a net increase in claims in 2003 of approximately $71.4 million related to cash costs incurred by us; while these claims have been reflected in contract gross profits, cash has not been received. Further, we have been involved in various customer disputes, most significantly NRG, NEG and AES (see Note 20 of the notes to our consolidated financial statements). Claims related to NEG resulted in net cash outflow of $57.2 million in 2003. The NRG dispute was settled in October 2003, but resulted in a net cash outflow of $61.1 million in 2003 related to the Pike project. The AES dispute involves unpaid billings, claims, letter of credit draws by AES, and other factors which resulted in a net cash outflow of $45.4 million in 2003. We expect the NRG settlement to result in positive operating cash flows related to this project in 2004. In fiscal 2004, we also expect that we will begin new EPC projects which will provide cash as down payments are received. However, the timing of these new projects is uncertain and a single or group of large projects could have a significant impact on sources and uses of cash. We expect that because of this, changes in working capital could be highly variable from one period to next, although over an extended period of time significant increases and decreases would tend to offset one another.

Additionally, we acquired a large number of contracts in the Stone & Webster and IT Group acquisitions with losses and lower than market rate margins partially due to the effect of the financial difficulties experienced by Stone & Webster and the IT Group on negotiating and executing contracts prior to acquisition. A reserve was recorded to reflect the estimated losses on acquired contracts. For other than insolvent contracts, the contracts were adjusted to their fair value as an asset or liability and the related amortization has the net effect of adjusting cost of revenues for the contracts as they are completed. Cost of revenues was reduced on a net basis by approximately $26.8 million and $31.1 million during fiscal 2003 and 2002, respectively, through the amortization of contract loss reserves and fair value adjustments, which are non-cash component of income. The amortization of these assets and liabilities resulted in a corresponding net increase in gross profit during fiscal 2003 and 2002. The adjustments are amortized over the lives of the contracts, which for certain IT Group contracts, will continue for five to ten years. (See Note 4 of the notes to our consolidated financial statements.)

Net cash provided by investing activities was approximately $2.4 million in fiscal 2003, compared with net cash used of $198.3 million for the prior fiscal year. During fiscal 2003, we used cash for acquisitions of $1.2 million for LFG&E, $3.7 million for Envirogen, net of cash received, and $17.7 million for Badger Technologies (see Note 4 of the notes to our financial statements). We also purchased $26.2 million of property and equipment, as compared to $73.9 million in fiscal 2002, with the reduction due primarily to the completion of most of our planned system and facilities upgrades. Sales and maturities of marketable securities exceeded purchases by approximately $49.9 million during fiscal 2003, as compared to fiscal 2002 when purchases exceeded sales and maturities by $9.3 million, with the change due to decreased cash on hand during 2003. Also during fiscal 2003, we received distributions from our joint ventures and unconsolidated entities of $3.3 million and made contributions of $0.5 million.

During fiscal 2002, we used cash of approximately $100.7 million to fund the IT Group acquisition and $2.0 million to fund the PsyCor acquisition.

Net cash used in financing activities totaled approximately $61.3 million in fiscal 2003, compared with $62.0 million during fiscal 2002. During 2003, we received net cash proceeds of $242.5 million from the issuance of our Senior Notes. We also repurchased a portion of the outstanding LYONs for $256.6 million in March 2003, including approximately $8.8 million of associated tender fees and other expenses (see Note 9 of the notes to our consolidated financial statements). (In addition, subsequent to August 31, 2003, we funded additional repurchases of LYONs transacted in late August 2003 for $20.7 million in cash.) Also, during the first quarter of 2003, we repurchased approximately 3,171,000 shares of our common stock for a cost of approximately $47.8 million, completing our repurchases under our stock repurchase program (see Note 2 of the notes to our consolidated financial statements). During 2002, we repurchased approximately 2,160,000 shares under this program for $52.0 million. Additionally, we made repayments on debt and leases of $9.2 million and on our foreign revolving lines of credit of approximately $3.0 million, and we received approximately $2.3 million from employees upon the exercise of stock options.

OFF BALANCE SHEET ARRANGEMENTS

We provide guarantees to certain of our joint ventures which are reported under the equity method and are not consolidated on our balance sheet. At August 31, 2003 we had guaranteed approximately $7.4 million of bank debt or letters of credit and $46.5 million of performance bonds with respect to our unconsolidated joint ventures. We would generally be required to perform under these guarantees in the event of default by the joint venture(s). No amounts were recorded related to these guarantees as of August 31, 2003.

As of August 31, 2003, we had a negative investment balance of $2.2 million in an unconsolidated entity, EntergyShaw, which we will fund to the extent necessary to complete its operations in early 2004 as there are no active projects as of August 31, 2003.

The majority of our transactions are in U.S. dollars; however, certain of our foreign subsidiaries conduct their operations in their local currency. Accordingly, there are situations when we believe it is appropriate to use financial hedging instruments (generally foreign currency forward contracts) to manage foreign currency risks when it enters into a transaction denominated in a currency other than its local currency. The fair value of our hedges was not material at August 31, 2003. As of August 31, 2002, we had an asset and other income on fair value hedges of $0.7 million ($0.4 million net of taxes) that offset transaction losses in the related hedged accounts receivable. We normally do not use any other type of derivative instrument or participate in any other hedging activities.

COMMERCIAL COMMITMENTS

Our lenders issue letters of credit on our behalf to customers or sureties in connection with our contract performance and in limited circumstances certain other obligations to third parties. We are required to reimburse the issuers of these letters of credit for any payments which they make pursuant to these letters of credit. At August 31, 2003, we had both letter of credit commitments and bonding obligations, which were generally issued to secure performance and financial obligations on certain of our construction contracts, which expire as follows:

	Amounts of Commitment Expiration by Period *(in millions)*				
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Commercial Commitments					
Letters of credit	$164.3	$ 43.6	$108.8	$0.9	$11.0
Surety bonds	443.2	181.6	193.3	0.7	67.6
Total commercial commitments	$607.5	$225.2	$302.1	$1.6	$78.6

Note: Commercial Commitments above exclude any letters of credit or surety bonding obligations associated with outstanding bids or proposals or other work which were not awarded prior to August 31, 2003. Additionally, they do not include a letter of credit drawn down in September 2003 in the amount of $14.1 million related to the Wolf Hollow project (see Note 20 of the notes to our consolidated financial statements). The surety bond commitments above include escrowed cash (see Note 3 of the notes to our consolidated financial statements).

For the years ended August 31, 2003 and 2002, we made payments to reimburse the issuers of these letters of credit of $13.9 million and $5.0 million, respectively, which had a negative impact to our working capital and cash position.

For the year ended August 31, 2003, fees related to these commercial commitments of $4.9 million were recorded in our statement of income.

As of August 31, 2002, total commercial commitments were as follows:

	Amounts of Commitment Expiration by Period *(in millions)*				
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Commercial Commitments					
Letters of credit	$189.9	$ 68.5	$ 87.7	$21.1	$12.6
Surety bonds	328.2	65.0	180.1	23.3	59.8
Total commercial commitments	$518.1	$133.5	$267.8	$44.4	$72.4

Note: Commercial Commitments above exclude any letters of credit or surety bonding obligations associated with outstanding bids or proposals or other work which were not awarded prior to August 31, 2002. The surety bond commitments above include escrowed cash (see Note 3 of the notes to our consolidated financial statements).

The increase in commercial commitments reflects an increase in contracts in our environmental and infrastructure business which often require surety bonds, partially offset by the release of letters of credit upon the completion of milestones on our EPC contracts.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of August 31, 2003 we had the following contractual obligations:

	Payments Due by Period *(in millions)*				
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Contractual Obligations					
Long-term debt	$509.6	$258.8	$ 0.7	$ —	$250.1
Capital lease obligations	2.3	1.5	0.4	0.4	—
Operating leases	266.5	57.2	80.1	53.2	76.0
Unconditional purchase obligations	—	—	—	—	—
Total contractual cash obligations	$778.4	$317.5	$81.2	$53.6	$326.1

As of August 31, 2002, we had the following contractual obligations:

	Payments Due by Period *(in millions)*				
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Contractual Obligations					
Long-term debt	$524.3	$ 3.1	$521.2	$ —	$ —
Capital lease obligations	3.2	2.2	1.0	—	—
Operating leases	266.5	57.9	97.4	69.0	42.2
Unconditional purchase obligations	5.0	5.0	—	—	—
Total contractual cash obligations	$799.0	$68.2	$619.6	$69.0	$42.2

The reduction in long-term debt reflects the repurchase of LYONs with a book value totaling $278.2 million at the dates of repurchase during fiscal 2003 offset by the issuance of $253.0 million Senior Notes. Capital lease obligations and operating leases have remained consistent as our lease terms continue to expire with few new leases entered into during fiscal 2003.

See Note 9 and Note 13 of the notes to our consolidated financial statements for a discussion of long-term debt and leases. Also see Note 14 of the notes to our consolidated financial statements for a discussion of contingencies.

EFFECTS OF INFLATION

We will continue to focus our operations on cost-plus or negotiated fixed-price contracts. To the extent that a significant portion of our revenues are earned under cost-plus type contracts, the effects of inflation on our financial condition and results of operations should generally be low. However, if we expand our business into markets and geographical areas where fixed-price work is more prevalent, inflation may begin to have a larger impact on our results of operations. To the extent permitted by competition, we intend to continue to emphasize contracts that are either cost-plus or negotiated fixed-price. For contracts we accept with fixed-price terms, we monitor closely the actual costs on the project as they compare to the budget estimates. On these projects, we also attempt to secure fixed-price commitments from key subcontractors and vendors. However, due to the competitive nature of our industry, combined with the fluctuating demands and prices associated with personnel, equipment and materials we traditionally need in order to perform on our contracts, there can be no guarantee that inflation will not affect our result of operations in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Financial Accounting Series Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003 and existing variable interest entities for the period ending after December 31, 2003 (February 28, 2004 for us). There was no impact to our consolidated financial statements as of and for the year ended August 31, 2003. We have not yet determined what effect, if any, this Interpretation will have on our financial statements.

RISK FACTORS

Investing in our common stock will provide an investor with an equity ownership interest. Shareholders will be subject to risks inherent in our business. The performance of our shares will reflect the performance of our business relative to, among other things, general economic and industry conditions, market conditions and competition. The value of the investment may increase or decrease and could result in a loss. An investor should carefully consider the following factors as well as other information contained in this Annual Report, including the discussion of our Critical Accounting Polices, before deciding to invest in shares of our common stock.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risk factors described below and the other factors described elsewhere in this Annual Report.

Demand for our products and services is cyclical and vulnerable to downturns in the industries to which we market our products and services. The demand for our products and services depends on conditions in the environmental and infrastructure industries and the power generation industry that accounted for approximately 59% and 30%, respectively, of our backlog as of August 31, 2003, and, to a lesser extent, on conditions in the petrochemical, chemical and refining industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies.

For example, in fiscal 2002 and the first quarter of fiscal 2003, there was a slowdown in construction activity and new construction awards for power generation projects, primarily as a result of less activity by certain independent power producers who had encountered financing and liquidity problems. These factors contributed to the cancellation or suspension of a number of projects by our customers in the fourth quarter of fiscal 2002, resulting in a reduction of our backlog. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete discussion of the potential impact of these cancellations and other factors.

Our results of operations have varied and may continue to vary depending on the demand for future projects from these industries. Our results of operations may also be adversely affected by cancellations of existing projects by our customers or difficulties in collecting amounts owed to us for work completed or in progress.

The dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future earnings. As of August 31, 2003, our backlog was approximately $4.8 billion. There can be no assurance that the revenues projected in our backlog will be realized or, if realized, will result in profits. Further, project terminations, suspensions or adjustments in scope may occur with respect to contracts reflected in our backlog. For example, during the fourth quarter of fiscal 2002, three domestic power projects previously reflected in our backlog were suspended or cancelled, resulting in a reduction of our backlog of approximately $300.0 million.

Reductions in backlog due to cancellation by a customer or for other reasons adversely affect, potentially to a material extent, the revenue and profit we actually receive from contracts projected in backlog. In the event of project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. If we were to experience significant cancellations or delays of projects in our backlog, our financial condition could be significantly adversely affected.

We define backlog as a "working backlog" which includes projects for which we have received a commitment from our customers. This commitment may be in the form of a written contract for a specific project, a purchase order or an indication of the amount of time or material we need to make available for a customer's anticipated project. In certain instances, the engagement is for a particular product or project for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Also, we estimate (based on our prior experience) the amount of future work we will receive for multi-year government contracts for which funding is approved on an annual or periodic basis during the term of the contract. In the Environmental and Infrastructure segment, many of these contracts are multi-year indefinite delivery order, or IDO, agreements with the federal government. These contracts do not initially provide for a specific amount of work, and we derive the contract backlog of IDO agreements from our historical experience with IDO agreements. We estimate backlog associated with these IDO agreements based on our experience with similar awards and similar customers and such backlog averages approximately 75% of the total unfunded awards. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog and in unexercised contract options. Our backlog does not include any awards (funded or unfunded) for work expected to be performed more than five years after the date of our financial statements. The amount of future actual awards may be more or less than our estimates.

Our backlog for maintenance work is derived from maintenance contracts, some of which do not specify actual dollar amounts of maintenance work, in which case our backlog is based on an estimate of work to be performed in light of such customers' historic maintenance requirements. Accordingly, the amount of future actual awards may be more or less than our estimates.

We also include in backlog commitments from certain individual customers that have committed to more than one significant EPC project and other customers who have committed to multi-year orders for environmental, piping or maintenance services. There can be no assurance that the customers will complete all of these projects or that the projects will be performed in the currently anticipated time-frame.

We may incur unexpected liabilities associated with the Stone & Webster and IT Group acquisitions, as well as other acquisitions. In July 2000, we acquired substantially all of the operating assets and assumed certain liabilities of Stone & Webster, Inc., and during fiscal 2002, we acquired substantially all of the operating assets and assumed certain liabilities of The IT Group, Inc. We believe, pursuant to the terms of the agreements for the Stone & Webster and IT Group asset acquisitions, that we assumed only certain liabilities, which we refer to as assumed liabilities, specified in those agreements. In addition, those agreements provide that certain other liabilities, including but not limited to, certain outstanding borrowings, certain leases, certain contracts in process, completed contracts, claims or litigation that relate to acts or events occurring prior to the acquisition date, and certain employee benefit obligations are specifically excluded from our transactions. We refer to these as excluded liabilities. There can be no assurance, however, that we do not have any exposure related to the excluded liabilities.

In addition, some of the former owners of companies that we have acquired are contractually required to indemnify us against liabilities related to the operation of their companies before we acquired them and for misrepresentations made by them in connection with the acquisitions. In some cases, these former owners may not have the financial ability to meet their indemnification responsibilities. If this occurs, we may incur unexpected liabilities.

Any of these unexpected liabilities could have a material adverse effect on us.

Difficulties integrating our acquisitions could adversely affect us. From time to time, we have made acquisitions to pursue market opportunities, increase our existing capabilities and expand into new areas of operation. We plan to pursue select acquisitions in the future. If we are unable to identify acquisition opportunities or complete acquisitions we have identified, our business could be materially adversely affected. In addition, we may encounter difficulties integrating our future acquisitions and in successfully managing the growth we expect from the acquisitions. In addition, our expansion into new businesses, such as with our IT Group acquisition, may expose us to additional business risks that are different from those we have traditionally experienced. To the extent we encounter problems in identifying acquisition opportunities or integrating our acquisitions, we could be materially adversely affected. Because we may pursue acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

Our inability to complete acquisitions could impact our growth strategy. Our strategy has been, and continues to be, to grow through acquisitions. We pursue strategic acquisitions in markets where we currently operate as well as in markets in which we have not previously operated. We may have difficulties identifying attractive acquisition candidates in the future, or we may be unable to acquire desired businesses or assets on economically acceptable terms. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations or our historical experience.

Our significant engineering, procurement and construction projects may encounter difficulties that may result in additional costs to us, reductions in revenues or the payment of liquidated damages. Our EPC projects generally involve complex design and engineering, significant procurement of equipment and supplies, and extensive construction management that may occur over extended time periods, often in excess of two years. We may encounter difficulties in the design or engineering equipment and supply delivery, schedule changes, and other factors, some of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. In addition, we generally rely on third-party equipment manufacturers as well as third-party subcontractors to assist us with the completion of EPC contracts. In come cases, the equipment we purchase for a project or that is provided to us by the customer does not perform as expected, and these performance failures may result in delays in completion of the project or additional costs to us or the customer to complete the project and, in some cases, may require us to obtain alternate equipment at additional cost. Any delay by subcontractors to complete their portion of the project, or any failure by a subcontractor to satisfactorily complete its portion of the project, and other factors beyond our control may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. These delays and additional costs may be substantial and we may be required to compensate the project customer for these delays. While we may recover these additional costs from the responsible vendor, subcontractor or other third-party, we may not be able to recover all of these costs in all circumstances.

For example, we are currently involved in litigation with the customer and a third-party subcontractor relating to the engineering, design, procurement and construction of a gas-fired, combined-cycle power plant in Texas. In this litigation we are seeking payment from the customer for additional costs incurred by us as a result of a fire at the construction site and certain misrepresentations, and we are seeking payment from a third-party equipment vendor for additional costs and liquidated damages potentially payable by us as a result of the failure of a turbine during start-up testing. To the extent we do not receive these amounts, we will recognize a charge to earnings. For a more complete description of this litigation, see Note 20 of the notes to our consolidated financial statements.

In addition, the project customer may require that it provide us with design or engineering information or with equipment or materials to be used on the project. In some cases, the customer provides us with deficient design or engineering information or equipment or provides the information or equipment to us later than required by the project schedule. The project customer may also determine, after commencement of the project, to change various elements of the project. Our EPC project contracts generally require the customer to compensate us for additional work or expenses incurred due to customer requested change orders or failure of the customer to prove us with specified design or engineering information or equipment. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required and the compensation to be paid to us. We are subject to the risk that we are unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to customer-requested change orders or failure by the customer to timely provide items required to be provided by the customer. A failure to obtain adequate compensation for these matters could require us to record an adjustment to amounts of revenue and gross profit that were recognized in prior periods under the percentage of completion accounting method. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition.

Our dependence on subcontractors and equipment manufacturers could adversely affect us. We rely on third-party equipment manufacturers as well as third-party subcontractors to complete our projects. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us. In certain circumstances, we guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs, and the amount of such additional costs could exceed project profit margins. Performance problems for existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within our industry and our client base.

The nature of our contracts could adversely affect us. Although approximately 77% of our backlog as of August 31, 2003 was from cost-plus contracts, the remaining 23% was from fixed-price or unit-price contracts. A significant number of our domestic piping contracts and substantially all of our international piping contracts are fixed-price or unit-price. In addition, a number of the contracts we assumed in the Stone & Webster and IT Group acquisitions were fixed-price contracts, and we will continue to enter into these types of contracts in the future. Under fixed-price or unit-price contracts, we agree to perform the contract for a fixed price and, as a result, benefit from costs savings and earnings from approved change orders; but we are generally unable to recover any cost overruns to the approved contract price. Under certain incentive contracts, we share with the customer any savings up to a negotiated or target ceiling. When costs exceed the negotiated ceiling price, we may be required to reduce our fee or to absorb some or all of the cost overruns. Contract prices are established based in part on cost estimates that are subject to a number of assumptions, including assumptions regarding future economic conditions. If these estimates prove inaccurate or circumstances change, cost overruns could have a material adverse effect on our business and results of our operations. Our profit for these projects could decrease or we could experience losses if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts. For example, in September 2003, we signed and announced a $565.0 million fixed-price EPC contract to build a combined-cycle power plant in Queens, New York that will be subject to the overrun risks described above.

We enter into contractual agreements with customers for some of our engineering, procurement and construction services to be performed based on agreed upon reimbursable costs and labor rates. Some of these contracts provide for the customer's review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in reductions in reimbursable costs and labor rates previously billed to the customer.

Many of our contracts require us to satisfy specified design, engineering, procurement or construction milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the customer determines not to proceed with the completion of the project or if the customer defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. In addition, as many of our customers for large EPC projects are project-specific entities that do not have significant assets other than their interests in the EPC project. It may be difficult for us to collect amounts owed to us by these customers against the customer's more creditworthy parent company. If we are unable to collect amounts owed to us for these matters, we may be required to record a charge against previously recognized earnings related to the project under percentage-of-completion accounting.

We are subject to the risks associated with being a government contractor. We are a major provider of services to governmental agencies and therefore are exposed to risks associated with government contracting. For example, a reduction in spending by federal government agencies could limit the continued funding of existing contracts with these agencies and could limit our ability to obtain additional contracts, which could have a material adverse effect on our business. The risks of government contracting also include the risk of civil and criminal fines and penalties for violations of applicable regulations and statutes and the risk of public scrutiny of our performance at high profile sites.

In addition, government customers typically can terminate or modify any of their contracts with us at their convenience, and some of these government contracts are subject to renewal or extension annually. If a government customer terminates a contract or fails to renew or extend a contract, our backlog may be reduced or we may incur a loss, either of which could impair our financial condition and operating results. A termination due to our unsatisfactory performance could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In cases where we are a subcontractor, the prime contract under which we are a subcontractor could be terminated, regardless of the quality of our services as a subcontractor or our relationship with the relevant government agency. Our government customers can also reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

As a result of our government contracting business, we have been, are and will be in the future, the subject of audits and/or cost reviews by the Defense Contract Audit Agency, which we refer to as DCAA, or by other contracting agencies. Additionally, we have been and may in the future be the subject of investigations by governmental agencies such as the Office of Inspector General of the Environmental Protection Agency, which we refer to as EPA. During the course of an audit, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards or regulatory and contractual requirements. Under the type of cost-plus government contracts that we typically perform, only those costs that are reasonable, allocable and allowable are recoverable under the Federal Acquisition Regulation and Cost Accounting Standards.

In addition, our failure to comply with the terms of one or more of our government contracts, other government agreements, or government regulations and statutes could result in our being suspended or barred from future government contract projects for a significant period of time. This could materially adversely affect our business.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements. To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include:

- contract expenses and profits and application of percentage-of-completion accounting;
- recoverability of inventory and application of lower of cost or market accounting;
- provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, vendors and others;
- provisions for income taxes and related valuation allowances;
- recoverability of net goodwill;
- recoverability of other intangibles and related amortization;
- valuation of assets acquired and liabilities assumed in connection with business combinations; and
- accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could differ from those estimates.

Our use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits. As is more fully discussed in Critical Accounting Policies and Related Estimates That Have a Material Effect on Our Consolidated Financial Statements and in the notes to our financial statements, a substantial portion of our revenues are recognized using the percentage-of-completion, or POC, method of accounting. This accounting method is standard for engineering, procurement and construction, or EPC, contracts. The POC accounting practices that we use result in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based on ongoing reviews of contract profitability. Further, a substantial portion of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from the contracts, and adjustments related to these incentives and penalties are recorded when known or finalized, which is generally during the latter stages of the contract. In addition, we record claims when we believe recovery is probable and the amounts can be reasonably estimated. Actual collection of claims could differ from estimated amounts.

Although most of our contracts are cost-plus and our financial loss exposure on cost-reimbursable contracts is generally limited to a portion of our gross margin, it is possible that the loss provisions or adjustments to the contract profit and loss resulting from ongoing reviews or contract penalty provisions could be significant and could result in a reduction or elimination of previously recognized earnings. In certain circumstances it is possible that such adjustments could be material to our operating results.

Our results of operations depend on the award of new contracts and the timing of the performance of these contracts. A substantial portion of our revenues is directly or indirectly derived from large-scale domestic and international projects. It is generally very difficult to predict whether and when we will receive such awards as these contracts frequently involve a lengthy and complex bidding and selection process which is affected by a number of factors, such as market conditions, financing arrangements, governmental approvals and environmental matters. Because a significant portion of our revenues is generated from large projects, our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our contract awards. In addition, many of these contracts are subject to financing contingencies and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing for the project. In certain circumstances, customers may require us to provide credit enhancements, including cash and letters of credit. For example, our $565.0 million fixed-price EPC contract to build a combined-cycle power plant in Queens, New York is subject to receipt of financing and we have been asked to provide certain credit enhancements. As a result, a contract award for a project may not result in revenue from the project.

The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than called for under existing contracts in anticipation of future workforce needs for expected contract awards. If an expected contract award is delayed or not received, we would incur costs that could have a material adverse effect on us. Further, our significant customers vary between years, and the loss of any one or more of our key customers could have a material adverse impact on us.

In addition, timing of the revenues, earnings and cash flows from our projects can be affected by a number of factors beyond our control, including unavoidable delays from weather conditions, unavailability of material and equipment from vendors, changes in the scope of services requested by clients or labor disruptions.

We are vulnerable to the cyclical nature of the markets we serve. Downturns in the businesses that use our ECM services can adversely affect our revenues and operating profit. Many of our customers are in businesses that are cyclical in nature and sensitive to changes in general economic conditions. The demand for our ECM services is dependent upon the existence of projects with engineering, procurement, construction and management needs. Our ECM segment, which primarily services the power generation and process industries, has seen strong growth in the past few years due to previously unmet power needs and deregulation but is now seeing its business opportunities decrease relative to the last few years. Industries such as these and many of the others we serve have historically been and will continue to be vulnerable to general downturns and are cyclical in nature. As a result, our past results have varied considerably and may continue to vary depending upon the demand for future projects in these industries.

Political and economic conditions in foreign countries in which we operate could adversely affect us. Approximately 15% of our fiscal 2003 revenues were attributable to projects in international markets, some of which are subject to political unrest and uncertainty. We have operations in Russia, China, the Middle East, Europe and Australia. We expect international revenues and operations to continue to contribute to our growth and earnings for the foreseeable future. International contracts, operations and expansion expose us to risks inherent in doing business outside the United States, including:

- uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;
- the lack of well-developed legal systems in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;

- expropriation of property;
- restrictions on the right to convert or repatriate currency; and
- political risks, including risks of loss due to civil strife, acts of war, guerrilla activities and insurrection.

For example, in June 2003, we closed our operations in Venezuela due to the political unrest and the economic uncertainty of doing business in Venezuela. Our results of operations could be materially adversely affected if any of these risks occur.

Foreign exchange risks may affect our ability to realize a profit from certain projects or to obtain projects. We generally attempt to denominate our contracts in U.S. dollars; however, from time to time we enter into contracts denominated in a foreign currency. This practice subjects us to foreign exchange risks, particularly to the extent contract revenues are denominated in a currency different than the contract costs. We attempt to minimize our exposure from foreign exchange risks by obtaining escalation provisions for projects in inflationary economies, matching the contract revenue currency with the contract costs currency or entering into hedge contracts when there are different currencies for contract revenues and costs. However, these actions will not always eliminate all foreign exchange risks.

Foreign exchange controls may also adversely affect us. For instance, foreign exchange controls were instituted in Venezuela on February 6, 2003. These controls may limit our ability to repatriate profits from our Venezuelan subsidiary or otherwise convert local currency into U.S. dollars. These limitations could adversely affect us. Further, our ability to obtain international contracts is impacted by the relative strength or weakness of the U.S. dollar to foreign currencies.

Our dependence on one or a few customers could adversely affect us. Due to the size of many engineering and construction projects, one or a few clients have in the past and may in the future contribute a substantial portion of our consolidated revenues in any one year or over a period of several consecutive years. For example, in fiscal 2003, approximately 13% of our revenues were from PG&E National Energy Group, Inc. Similarly, our backlog frequently reflects multiple projects for individual clients; therefore, one major customer may comprise a significant percentage of backlog at a point in time. An example of this is the TVA, with which we have two contracts representing an aggregate of 15% of our backlog at August 31, 2003. Including our backlog from TVA, a Government-owned entity, backlog from the U.S. Government or U.S. Government-owned entities accounted for 67% of backlog at August 31, 2003.

Because these significant customers generally contract with us for specific projects, we may lose these customers from year to year as their projects with us are completed. If we do not replace them with other customers or other projects, our business could be materially adversely affected.

Additionally, we have long-standing relationships with many significant customers, including customers with which we have alliance agreements that have preferred pricing arrangements. However, our contracts with these customers are on a project by project basis, and they may unilaterally reduce or discontinue their purchases at any time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

Our projects expose us to potential professional liability, product liability, warranty and other claims. We engineer, construct and perform services in large industrial facilities in which accidents or system failures can be disastrous. Any catastrophic occurrences in excess of insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us. In addition, under some of our contracts, we must use new metals or processes for producing or fabricating pipe for our customers. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs.

Further, the engineering and construction projects we perform expose us to additional risks including cost overruns, equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems. In addition, once our construction is complete, we may face claims with respect to the performance of these facilities.

Our environmental and infrastructure operations may subject us to potential contractual and operating costs and liabilities. Many of our Environmental and Infrastructure segment customers attempt to shift financial and operating risks to the contractor, particularly on projects involving large scale cleanups and/or projects where there may be a risk that the contamination could be more extensive or difficult to resolve than previously anticipated. In this competitive market, customers increasingly try to pressure contractors to accept greater risks of performance, liability for damage or injury to third parties or property and liability for fines and penalties. Prior to our acquisition of the IT Group, it was involved in claims and litigation involving disputes over such issues. Therefore, it is possible that we could also become involved in similar claims and litigation in the future as a result of our acquisition of the assets of IT Group and our participation in environmental and infrastructure contracts.

Environmental management contractors also potentially face liabilities to third parties for property damage or personal injury stemming from exposure to or a release of toxic substances resulting from a project performed for customers. These liabilities could arise long after completion of a project. Although the risks we face in our anthrax and other biological agent work are similar to those faced in our toxic chemical emergency response business, the risks posed by attempting to detect and remediate these biological agents may include risks to our employees, subcontractors and those who may be affected should detection and remediation prove less effective than anticipated. Because anthrax and similar contamination is so recent, there may be unknown risks involved; and in certain circumstances there may be no body of knowledge or standard protocols for dealing with these risks. The risks we face also include the potential ineffectiveness of developing technologies to detect and remediate the contamination, claims for infringement of these technologies, difficulties in working with the smaller, specialized firms that may own these technologies and have detection and remediation capabilities, our ability to attract and retain qualified employees and subcontractors in light of these risks, the high profile nature of the work and the potential unavailability of insurance and indemnification for the risks associated with biological agents and terrorism.

Over the past several years, the EPA and other federal agencies have constricted significantly the circumstances under which they will indemnify their contractors against liabilities incurred in connection with CERCLA, and similar projects.

We are exposed to certain risks associated with our integrated environmental solutions businesses. Certain subsidiaries within our Environmental and Infrastructure division are engaged in two similar programs that may involve assumption of a client's environmental remediation obligations and potential claim obligations. One program involves our subsidiary, The LandBank Group, Inc., or LandBank, which was acquired in the IT Group acquisition. Under this program, LandBank purchases and then remediates and/or takes other steps to improve environmentally impaired properties. The second program is operated by our subsidiary Shaw Environmental Liability Solutions, LLC, which will contractually assume responsibility for environmental matters at a particular site or sites and provide indemnifications for defined cleanup costs and post closing third party claims in return for compensation by the client. These subsidiaries may operate and/or purchase and redevelop environmentally impaired property. As the owner or operator of such properties, we may be required to clean up all contamination at these sites even if we did not place the contamination there. We attempt to reduce our exposure to unplanned risks through the performance of environmental due diligence, the use of liability protection provisions of federal laws like the Brownfields Revitalization Act and similar state laws and the purchase of environmental and cost cap insurance coverage or other risk management products. However, we cannot assure you that our risk management strategies and these products and laws will adequately protect us in all circumstances or that no material adverse impact will occur.

Our ability to be profitable in this type of business also depends on our ability to accurately estimate cleanup costs. While we engage in comprehensive engineering and cost analyses, if we were to materially underestimate the required cost of cleanup at a particular project, such underestimation could significantly adversely affect us. Further, the continued growth of this type of business is dependent upon the availability of environmental and cost cap insurance or other risk management products. We cannot assure you that such products will continue to be available to us in the future. Moreover, environmental laws and regulations governing the cleanup of contaminated sites are constantly changing. We cannot predict the effect of future changes to these laws and regulations on our LandBank and Environmental Liability Solutions businesses. In addition, prior to the IT Group acquisition, we had not previously conducted this type of business and we have had no material transactions in this business. Additionally, when we purchase real estate in this business, we are subject to many of the same risks as real estate developers, including the timely receipt of building and zoning permits, construction delays, the ability of markets to absorb new development projects, market fluctuations and the ability to obtain additional equity or debt financing on satisfactory terms, among others.

Environmental factors and changes in laws and regulations could increase our costs and liabilities and affect the demand for our services. In addition to the environmental risks described above relating to the businesses acquired from IT Group and our environmental remediation business, our operations are subject to environmental laws and regulations, including those concerning:

- emissions into the air;
- discharges into waterways;
- generation, storage, handling, treatment and disposal of hazardous materials and wastes; and
- health and safety.

Our projects often involve highly regulated materials, including hazardous and nuclear materials and wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain a permit and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure to comply with federal, state and local environmental laws and regulations or associated environmental permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to perform.

In addition, under CERCLA and comparable state laws, we may be required to investigate and remediate regulated materials. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability for the entire cost of clean-up can be imposed upon any responsible party. The principal federal environmental legislation affecting our operating subsidiaries and clients include: the National Environmental Policy Act of 1969, or NEPA; the Resource Conservation and Recovery Act of 1976, or RCRA; the Clean Air Act; the Federal Water Pollution Control Act; and the CERCLA, together with the Superfund Amendments and Reauthorization Act of 1986, or SARA. Our foreign operations are also subject to similar governmental controls and restrictions relating to environmental protection.

We could also incur environmental liability at sites where we have been hired by potentially responsible parties, or PRPs, to remediate contamination of the site. Such PRPs have sought to expand the reach of CERCLA, RCRA and similar state statutes to make the remediation contractor responsible for cleanup costs. These companies claim that environmental contractors are owners or operators of hazardous waste facilities or that the contractors arranged for treatment, transportation or disposal of hazardous substances. If we are held responsible under CERCLA or RCRA for damages caused while performing services or otherwise, we may be forced to incur such cleanup costs by ourselves, notwithstanding the potential availability of contribution or indemnification from other parties.

The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of any future changes to these laws and regulations on us. We do not yet know the full extent, if any, of environmental liabilities associated with many of our recently acquired properties undergoing or scheduled to undergo site restoration, including any liabilities associated with the assets we acquired from Stone & Webster and IT Group. We cannot assure you that our operations will continue to comply with future laws and regulations or that any such laws and regulations will not significantly adversely affect us.

The level of enforcement of these laws and regulations also affects the demand for many of our services. Proposed changes in regulations and the perception that enforcement of current environmental laws has been reduced have decreased the demand for some services, as clients have anticipated and adjusted to the potential changes. Future changes could result in increased or decreased demand for some of our services. The ultimate impact of the proposed changes will depend upon a number of factors, including the overall strength of the economy and clients' views on the cost-effectiveness of remedies available under the changed regulations. If proposed or enacted changes materially reduce demand for our environmental services, our results of operations could be adversely affected.

The limitation or the expiration of the Price Anderson Act's indemnification authority could adversely affect our business. The Price Anderson Act, or PAA, comprehensively regulates the manufacture, use and storage of radioactive materials, while promoting the nuclear power industry by offering broad indemnification to nuclear power plant operators and DOE contractors. Because we provide services for the DOE relating to its nuclear weapons facilities and the nuclear power industry in the ongoing maintenance and modification, as well as decontamination and decommissioning of its nuclear power plants, we are entitled to the indemnification protections under the PAA. Although the PAA's indemnification provisions are broad, it has not been determined whether such indemnification applies to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for the DOE and the nuclear power industry. In addition, the PAA's ability to indemnify us with respect to any new contract expired on August 1, 2002, but was reauthorized and extended through December 31, 2004. Because nuclear power remains controversial, there can be no assurance that the PAA's indemnification authority will be reauthorized and extended when that authority expires again at the end of 2004. If the PAA's indemnification authority is not extended, our business could be adversely affected by either a refusal of plant operators to retain us or our inability to obtain commercially adequate insurance and indemnification.

We face substantial competition in each of our business segments. In our E&I segment, we compete with a diverse array of small and large organizations, including national and regional environmental management firms, national, regional and local architectural, engineering and construction firms, environmental management divisions or subsidiaries of international engineering, construction and systems companies, and waste generators that have developed in-house capabilities. Increased competition in this business, combined with changes in client procurement procedures, has resulted in changes in the industry, including among other things, lower contract margins, more fixed-price or unit-price contracts and contract terms that may increasingly require us to indemnify our clients against damages or injuries to third parties and property and environmental fines and penalties. We believe, therefore, these market conditions may require us to accept more contractual and performance risk than we have historically for the environmental and infrastructure segment to be competitive.

The entry of large systems contractors and international engineering and construction firms into the environmental services industry has increased competition for major federal government contracts and programs, which have been a primary source of revenue in recent years for our environmental & infrastructure business. There can be no assurance that our E&I segment will be able to compete successfully given the intense competition and trends in its industry.

In our engineering, procurement and construction business, we face competition from numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed concerns, both privately and publicly held, including many major power equipment manufacturers and engineering and construction companies, some engineering companies, internal engineering departments at utilities and certain of our customers. The markets that we serve require substantial resources and particularly highly skilled and experienced technical personnel.

In our pipe engineering and fabrication business, we face substantial competition on a domestic and international level. In the United States, there are a number of smaller pipe fabricators. Internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

Our failure to attract and retain qualified personnel could have an adverse effect on us. Our ability to attract and retain qualified engineers, scientists and other professional personnel in accordance with our needs, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers and craftsmen in our pipe fabrication and construction businesses. Demand for these workers can at times be high and the supply extremely limited.

Terrorists' actions have and could continue to negatively impact the U.S. economy and the markets in which we operate. Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. There can be no assurance that armed hostilities will not increase or that terrorist attacks, or responses from the United States, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international revenues, our supply chain, our production capability and our ability to deliver our products and services to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business.

If we must write off a significant amount of intangible assets, our earnings will be negatively affected. Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $511.4 million as of August 31, 2003. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. A determination that a significant impairment in value of our unamortized intangible assets has occurred would require us to write off a substantial portion of our assets. Such a write off would negatively affect our earnings.

We are and will continue to be involved in litigation. We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically actions that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occurs in connection with services performed relating to project or construction sites. Our contractual disputes normally involve claims relating to the performance of equipment, design or other engineering services or project construction services provided by our subsidiaries.

Our repurchase obligations under the LYONs could result in adverse consequences. In May 2001, we issued $790.0 million aggregate principal amount at maturity of 20-year, zero-coupon, unsecured, convertible debt Liquid Yield Option™ Notes, or LYONs. The LYONs were issued on an original issue discount basis of $639.23 per $1,000 maturity value of the LYONs. On May 1 of 2004, 2006, 2011 and 2016, holders of LYONs may require us to purchase all or a portion of the LYONs at their accreted value (the original issue price of LYONs increases by 2.25% per year).

In March 2003, we repurchased $384.6 million aggregate principal amount at maturity of LYONs pursuant to our tender offer for the LYONs and in August 2003, we repurchased another $32.0 million aggregate principal amount at maturity of LYONs in open market purchases. After giving effect to the total repurchases of $416.6 million aggregate principal amount at maturity of LYONs, the aggregate principal amount at maturity of the LYONs that remain outstanding is approximately $373 million (or a current accreted value of approximately $252 million). At May 1, 2004, the first date on which the holders can require us to repurchase the LYONs, the aggregate accreted value will be $255.3 million.

The closing price of our common stock on the New York Stock Exchange on October 17, 2003 was $9.98 per share. Unless our common stock price increases to a price in excess of $77.03 per share, we anticipate that a substantial portion, and perhaps all, of the remaining outstanding LYONs will be submitted for repurchase as early as May 1, 2004. In the event that holders of LYONs require us to repurchase the LYONs on any of the above dates, we may, subject to certain conditions, choose to redeem the LYONs in cash or in shares of our common stock, or in a combination of both. If we elect to issue our common stock, the value of the common stock would be determined by reference to the current market value of our common stock at the time of each repurchase. As of August 31, 2003, we anticipate that we would fund the entire repurchase obligation with cash. Assuming that our cash flow from operations through the repurchase date meets our reported projections, we anticipate that we would have sufficient cash resources to repurchase up to the remaining $255.3 million in accreted value of the LYONs with cash on May 1, 2004. However, if we elect to fund all or substantially all of this repurchase obligation with cash, we will substantially reduce our available cash resources or other forms of liquidity.

This could have the effect of restricting our ability to fund new acquisitions or to meet other future working capital needs, as well as increasing our costs of borrowing. We may seek to refinance or restructure our obligations under the LYONs, including the incurrence of additional borrowings, but we may not be successful in doing so or the refinancing or restructuring may result in terms less favorable to us and the holders of the notes than the terms of the LYONs. Our amended and restated Credit Facility dated as of March 17, 2003, permits us to repurchase LYONs as long as, after giving effect to the purchase, we have the ability to borrow up to $50.0 million under that facility and that we have designated amounts of cash and cash equivalents. Prior to May 1, 2004, cash and cash equivalent amounts must be not less than $100.0 million and thereafter not less than $75.0 million. Cash and cash equivalents for purposes of this test consist of those sums not otherwise pledged or escrowed under our Credit Facility and are reduced by amounts borrowed under our Credit Facility. In addition, regardless of whether we meet these tests, our amended credit facility permits us to use up to $10.0 million to repurchase LYONs.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under our Senior Notes and our Credit Facility. As of August 31, 2003, we had total outstanding indebtedness of approximately $513.2 million, approximately $5.5 million of which was secured indebtedness, including obligations under capital leases. In addition, as of August 31, 2003, letters of credit issued for our account in an aggregate amount of $164.3 million were outstanding. Our substantial indebtedness could have important consequences, including the following:

- it will require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including our outstanding 10¾% Senior Notes due 2010, or Senior Notes, and may require us to dedicate a substantial portion of our cash flow from operations to repurchase the LYONs, in each case reducing the availability of cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;
- it will limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;
- it will limit our flexibility in planning for, and reacting to, changes in our business;
- it may place us at a competitive disadvantage if we are more highly leveraged than some of our competitors;
- it may make us more vulnerable to a further downturn in the economy of our business; and
- it may restrict us from making additional acquisitions or exploiting other business opportunities.

To the extent that new debt is added to our currently anticipated debt level, the substantial leverage risks described above would increase.

Restrictive covenants in our Credit Facility and the indenture relating to the Senior Notes may restrict our ability to pursue our business strategies. Our Credit Facility and the indenture relating to the Senior Notes contain certain restrictions on our ability to, among other things:

- incur additional indebtedness or contingent obligations or issue preferred stock;
- pay dividends or make distributions to our shareholders;
- repurchase or redeem our capital stock or subordinated indebtedness;
- make investments;
- create liens;
- enter into sale/leaseback transactions;
- incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;
- make capital expenditures;
- enter into transactions with our stockholders and affiliates;
- sell assets; and
- acquire the assets of, or merge or consolidate with, other companies or transfer all or substantially all of our assets.

Our Credit Facility requires us to achieve certain financial ratios, including a leverage ratio (which becomes more restrictive over time) and a minimum fixed charge coverage ratio. We may not be able to satisfy these ratios, especially if our operating results fall below management's expectations. In addition, in order to remain in compliance with the covenants in our Credit Facility, we may be limited in our flexibility to take actions resulting in non-cash charges, including as a result of our settling claims. These covenants may impair our ability to engage in favorable business activities and our ability to finance future operations or capital needs, including those associated with honoring our repurchase obligations with respect to the LYONs.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our Credit Facility. In the event of any default under our Credit Facility, the lenders thereunder will not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be due and payable, or require us to apply all of our available cash to repay these borrowings. The acceleration of outstanding loans under our Credit Facility in excess of $20.0 million constitutes an event of default with respect to the Senior Notes. If we are unable to repay borrowings with respect to our Credit Facility when due, the lenders thereunder could proceed against their collateral, which consists of substantially all of our assets other than real estate, plants, parts and equipment. If the indebtedness under our Credit Facility or the Senior Notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Adverse events could negatively affect our liquidity position. Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without the ability to recover the expenditures. This has been the experience of certain of our competitors. Circumstances or events which could create large cash outflows include losses resulting from fixed-price contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, political conditions, customer payment problems, foreign exchange risks, professional and product liability claims and cash repurchases of our LYONs, among others. We cannot provide assurance that we will have sufficient liquidity or the credit capacity to meet all of our cash needs if we encounter significant working capital requirements as a result of these or other factors.

Insufficient liquidity could have important consequences to us. For example, we could:

- have less operating flexibility due to restrictions which could be imposed by our creditors, including restrictions on incurring additional debt, creating liens on our properties and paying dividends;
- have less success in obtaining new work if our sureties or our lenders were to limit our ability to provide new performance bonds or letters of credit for our projects;
- be required to dedicate a substantial portion of cash flows from operations to the repayment of debt and the interest associated with that debt;
- failure to comply with the terms of our credit facility;
- incur increased lending fees, costs and interest rates; and
- experience difficulty in financing future acquisitions and/or continuing operations.

All or any of these matters could place us at a competitive disadvantage compared with competitors with more liquidity and could have a negative impact upon our financial condition and results of operations.

Work stoppages and other labor problems could adversely affect us. Some of our employees in the United States and abroad are represented by labor unions. We experienced a strike, without material impact on pipe production, by union members in February 1997 relating to the termination of collective bargaining agreements covering our pipe facilities in Walker and Prairieville, Louisiana. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. From time to time we have also experienced attempts to unionize our non-union shops. While these efforts have achieved limited success to date, we cannot give any assurance that we will not experience additional union activity in the future.

Changes in technology could adversely affect us, and our competitors may develop or otherwise acquire equivalent or superior technology. We believe that we have a leading position in technologies for the design and construction of ethylene processing plants. We protect our position through patent registrations, license restrictions and a research and development program. However, it is possible that others may develop competing processes that could negatively affect our market position.

Additionally, we have developed construction and power generation and transmission software which we believe provide competitive advantages. The advantages currently provided by this software could be at risk if competitors were to develop superior or comparable technologies.

Our induction pipe bending technology and capabilities favorably influence our ability to compete successfully. Currently this technology and our proprietary software are not patented. Even though we have some legal protections against the dissemination of this know-how, including non-disclosure and confidentiality agreements, our efforts to prevent others from using our technology could be time-consuming, expensive and ultimately may be unsuccessful or only partially successful. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.

Our success depends on key members of our management. Our success is dependent upon the continued services of our key officers. The loss of any of our key officers could adversely affect us. We do not maintain key employee insurance on any of our executive officers.

Market prices of our equity securities have changed significantly and could change further. The market prices of our common stock may change significantly in response to various factors and events beyond our control, including the following:

- the other risk factors described in this Annual Report, including changing demand for our products and services;
- a shortfall in operating revenue or net income from that expected by securities analysts and investors;
- changes in securities analysts' estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;
- general conditions in our industries;
- general conditions in the securities markets;
- issuance of a significant number of shares upon exercise of employee stock options or conversion of the LYONs; and
- issuance of a significant number of shares of common stock to fund LYONs repurchases.

Provisions in our articles of incorporation and by-laws and rights agreements could make it more difficult to acquire us and may reduce the market price of our common stock. Our articles of incorporation and by-laws contain certain provisions, such as a provision establishing a classified Board of Directors (in the event the entire Board of Directors is increased to twelve or more members), provisions entitling holders of shares of common stock that have been beneficially owned for four years or more to five votes per share, a provision prohibiting shareholders from calling special meetings, a provision requiring super majority voting (75% of the outstanding voting power) to approve certain business combinations and provisions authorizing the Board of Directors to issue up to 20 million shares of preferred stock without approval of our shareholders. Also, we have adopted a rights plan that limits the ability of any person to acquire more than 15% of our common stock. These provisions could have the effect of delaying or preventing a change in control or the removal of management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for the common stock. Provisions of our shareholder rights agreement could also have the effect of deterring changes of control.

INTEREST RATE RISK

We are exposed to interest rate risk due to changes in interest rates, primarily in the United States. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt and short-term fixed rate investments. We currently do not use any derivative financial instruments to manage our exposure to interest rate risk. The table below provides information about our future maturities of principal for outstanding debt instruments (including capital leases) and fair value at August 31, 2003 (in millions):

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long-term debt								
Fixed rate	$259.2	$0.6	—	—	—	$250.1	$509.9	$466.3
Average interest rate	2.3%	4.7%	—	—	—	10.75%	6.46%	—
Variable rate	$ 2.0	—	—	—	—	—	$ 2.0	$ 2.0
Average interest rate	5.25%	—	—	—	—	—	5.25%	—
Short-term line of credit								
Variable rate	$ 1.3	—	—	—	—	—	$ 1.3	$ 1.3
Average interest rate	4.25%	—	—	—	—	—	4.25%	—

As discussed in Note 9 of the notes to our consolidated financial statements, on May 1, 2001, we issued $790.0 million (face value), 20-year, 2.25% zero coupon unsecured convertible debt Liquid Yield Option™ Notes (the "LYONs") for which we received net proceeds of approximately $490.0 million. After paying off approximately $67.0 million of outstanding debt, the remaining proceeds were invested in high quality short-term cash equivalents and marketable securities held to maturity. During fiscal 2001, the income realized from these investments was greater than the interest costs associated with the LYONs debt. However, during fiscal 2003 and 2002 interest income was less than our interest expense as a result of our utilization of cash for various investments (including the IT Group acquisition), the decline in interest rates available for short-term investments, and the amortization of deferred credit costs. During fiscal 2003, through our tender offer in March 2003 and additional repurchases in August 2003, we repurchased a total of $416.6 million face value of the LYONs, leaving $373.4 million face value outstanding at August 31, 2003.

The holders of the LYONs have the right to require us to repurchase the LYONs on May 1, 2004, May 1, 2006, May 1, 2011, and May 1, 2016 at the then accreted value. Therefore, the debt is presented above as maturing on May 1, 2004 because of the potential for repurchase requests by the debt holders at that time.

At August 31, 2003, the interest rate on our primary Credit Facility was either 5.00% (if the prime rate index had been chosen) or 3.62% (if the LIBOR rate index had been chosen) with an availability of $89.9 million (see Note 10 of the notes to our consolidated financial statements for further discussion of our Credit Facility).

The estimated fair value of long-term debt and capital leases as of August 31, 2003 and 2002 was approximately $466.3 million and $416.0 million, respectively. The fair value of the convertible debt as of August 31, 2003 was based on recent sales of such debt as of August 31, 2003. The fair value of our other long-term debt and capital leases were based on borrowing rates currently available to us for notes with similar terms and average maturities.

FOREIGN CURRENCY RISKS

The majority of our transactions are in U.S. dollars; however, certain of our subsidiaries conduct their operations in various foreign currencies. Currently, when considered appropriate, we use hedging instruments to manage our risks associated with our operating activities when an operation enters into a transaction in a currency that is different from its local currency. In these circumstances, we will frequently utilize forward exchange contracts to hedge the anticipated purchases and/or revenues. We attempt to minimize our exposure to foreign currency fluctuations by matching our revenues and expenses in the same currency for our contracts. As of August 31, 2003, we had a minimal number of forward exchange contracts outstanding that were hedges of certain commitments of foreign subsidiaries. The exposure from the commitments is not material to our results of operations or financial position (see Notes 1 and 19 of the notes to our consolidated financial statements).

CONSOLIDATED BALANCE SHEETS

As of August 31, 2003 and 2002

The Shaw Group Inc. and Subsidiaries

(dollars in thousands)	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 179,852	$ 401,764
Escrowed cash	58,035	96,500
Marketable securities, held to maturity	5,096	54,952
Accounts receivable, including retainage, net	427,823	436,747
Accounts receivable from unconsolidated entities	7,942	32
Inventories	85,444	99,009
Cost and estimated earnings in excess of billings on uncompleted contracts including claims	233,895	248,360
Prepaid expenses	19,306	15,681
Deferred income taxes	82,311	70,849
Assets held for sale	2,001	2,001
Other current assets	11,856	21,405
Total current assets	1,113,561	1,447,300
Investment in and advances to unconsolidated entities, joint ventures and limited partnerships	33,173	37,729
Investment in securities available for sale	12	7,235
Property and equipment:		
Transportation equipment	5,251	4,876
Furniture, fixtures and software	107,895	103,172
Machinery and equipment	106,255	101,643
Buildings and improvements	60,121	59,479
Assets acquired under capital leases	5,325	6,372
Land	7,891	7,471
Construction in progress	11,244	7,267
	303,982	290,280
Less: accumulated depreciation	(118,850)	(84,055)
	185,132	206,225
Goodwill	511,376	499,004
Other assets	142,861	103,653
	$1,986,115	$2,301,146

The accompanying notes are an integral part of these consolidated statements. *(Continued)*

(dollars in thousands)	2003	2002
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 307,971	$ 390,165
Accrued liabilities	156,060	149,002
Current maturities of long-term debt	258,758	3,102
Short-term revolving lines of credit	1,274	1,052
Current portion of obligations under capital leases	1,378	2,200
Deferred revenue—prebilled	10,785	11,503
Advanced billings and billings in excess of cost and estimated earnings on uncompleted contracts	249,480	424,724
Contract liability adjustments	32,551	69,140
Accrued contract loss reserves	9,858	11,402
Total current liabilities	1,028,115	1,062,290
Long-term debt, less current maturities	250,861	521,190
Obligations under capital leases, less current obligations	884	957
Deferred income taxes	25,985	12,398
Other liabilities	17,980	12,054
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, no par value, 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value, 200,000,000 shares authorized; 43,121,871 and 43,002,677 shares issued, respectively; and 37,790,216 and 40,841,627 shares outstanding, respectively	496,148	494,581
Retained earnings	286,811	265,945
Accumulated other comprehensive income (loss)	(20,540)	(16,193)
Unearned stock-based compensation	(216)	—
Treasury stock, 5,331,655 and 2,161,050 shares, respectively	(99,913)	(52,076)
Total shareholders' equity	662,290	692,257
	$1,986,115	$2,301,146

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended August 31, 2003, 2002 and 2001

The Shaw Group Inc. and Subsidiaries

(dollars in thousands, except per share amounts)	2003	2002	2001
Revenues	$3,306,762	$3,170,696	$1,538,932
Cost of revenues	3,033,240	2,843,070	1,292,316
Gross profit	273,522	327,626	246,616
General and administrative expenses	200,874	161,248	122,601
Goodwill amortization	—	—	17,059
Total general and administrative expenses	200,874	161,248	139,660
Operating income	72,648	166,378	106,956
Interest income	5,406	11,518	8,746
Interest expense	(32,043)	(23,028)	(15,680)
Other, net	(10,421)	(3,856)	(343)
	(37,058)	(15,366)	(7,277)
Income before income taxes and earnings (losses) from unconsolidated entities	35,590	151,012	99,679
Provision for income taxes	11,745	54,348	38,366
Income before earnings (losses) from unconsolidated entities	23,845	96,664	61,313
Earnings (losses) from unconsolidated entities, net of taxes	(2,979)	1,703	(316)
Net income	$ 20,866	$ 98,367	$ 60,997
Net income per common share:			
Basic	$ 0.55	$ 2.41	$ 1.52
Diluted	$ 0.54	$ 2.26	$ 1.46

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

The Shaw Group Inc. and Subsidiaries

(dollars in thousands, except share amounts)	Common Stock Shares	Treasury Stock Shares
Balance, September 1, 2000	51,802,324	16,399,916
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign translation adjustments	—	—
Unrealized net gain on hedging activities, net of tax expense of $72	—	—
Unrealized net losses on securities available for sale, net of tax benefit of $5	—	—
Comprehensive income		
Shares issued in public offering	4,837,338	—
Amortization of restricted stock compensation	—	—
Shares issued to acquire SS&S	170,683	—
Exercise of options	606,863	—
Tax benefit on exercise of options	—	—
Return of Naptech acquisition escrow shares	—	5,000
Retirement of treasury stock	(16,404,916)	(16,404,916)
Balance, August 31, 2001	41,012,292	—
Comprehensive income:		
Net income	—	—
Other comprehensive income:		
Foreign translation adjustments	—	—
Unrealized net loss on hedging activities, net of tax benefit of $72	—	—
Unrealized net losses on securities available for sale, net of tax benefit of $74	—	—
Additional pension liability not yet recognized in net periodic pension expense, net of tax benefit of $3,054	—	—
Comprehensive income		
Shares issued to acquire IT Group	1,671,336	—
PPM acquisition earnout shares	83,859	—
Exercise of options	235,190	—
Tax benefit on exercise of options	—	—
Purchases of treasury stock	—	(2,160,400)
Return of SS&S escrow shares	—	(650)
Contributed capital	—	—
Balance, August 31, 2002	43,002,677	(2,161,050)
Comprehensive income:		
Net income	—	—
Other comprehensive income:		
Foreign translation adjustments	—	—
Unrealized net loss on hedging activities, net of tax benefit of $2	—	—
Unrealized net gains on securities available for sale, net of tax expense of $241	—	—
Less: Reclassification adjustments for losses included in net income	—	—
Additional pension liability not yet recognized in net periodic pension expense, net of tax benefit of $3,728	—	—
Comprehensive income		
Exercise of options	119,194	—
Tax benefit on exercise of options	—	—
Stock-based compensation	—	—
Purchases and retirement of treasury stock	—	(3,170,605)
Balance, August 31, 2003	43,121,871	(5,331,655)

The accompanying notes are an integral part of these consolidated statements.

Common Stock Amount	Treasury Stock Amount	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
$ 298,005	$ (22,043)	$ (59)	$ (5,209)	$ 106,581	$ 377,275
—	—	—	—	60,997	60,997
—	—	—	(1,099)	—	(1,099)
—	—	—	115	—	115
—	—	—	(7)	—	(7)
					60,006
144,809	—	—	—	—	144,809
—	—	59	—	—	59
6,274	—	—	—	—	6,274
3,271	—	—	—	—	3,271
6,699	—	—	—	—	6,699
—	—	—	—	—	—
(22,043)	22,043	—	—	—	—
437,015	—	—	(6,200)	167,578	598,393
—	—	—	—	98,367	98,367
—	—	—	(2,633)	—	(2,633)
—	—	—	(115)	—	(115)
—	—	—	(119)	—	(119)
—	—	—	(7,126)	—	(7,126)
					88,374
52,463	—	—	—	—	52,463
1,971	—	—	—	—	1,971
2,262	—	—	—	—	2,262
675	—	—	—	—	675
—	(52,043)	—	—	—	(52,043)
—	(33)	—	—	—	(33)
195	—	—	—	—	195
494,581	(52,076)	—	(16,193)	265,945	692,257
—	—	—	—	20,866	20,866
—	—	—	2,546	—	2,546
—	—	—	(5)	—	(5)
—	—	—	385	—	385
—	—	—	(259)	—	(259)
—	—	—	(7,014)	—	(7,014)
					16,519
500	—	—	—	—	500
51	—	—	—	—	51
1,016	—	(216)	—	—	800
—	(47,837)	—	—	—	(47,837)
$496,148	$(99,913)	$(216)	$(20,540)	$286,811	$662,290

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended August 31, 2003, 2002 and 2001

The Shaw Group Inc. and Subsidiaries

(dollars in thousands)	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 20,866	$ 98,367	$ 60,997
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	44,805	28,598	39,740
Provision for deferred income taxes	8,951	48,093	36,863
Accretion of interest on discounted long-term debt	9,508	11,512	3,787
Amortization of deferred debt issue costs	7,522	9,079	5,515
Provision for uncollectible accounts receivable	16,093	5,875	10,614
Amortization of contract adjustments	(26,823)	(31,066)	(70,081)
(Earnings) losses from unconsolidated entities	2,979	(1,703)	316
Foreign currency transaction losses	(135)	1,158	41
Gain on repurchase of LYONs	(2,723)	—	—
Write-off of investments in securities available for sale and accounts and claims receivable from Orion, and other accounts receivable	12,395	3,062	—
Other	(262)	(38)	(335)
Changes in assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in receivables	9,697	30,478	(35,241)
(Increase) decrease in cost and estimated earnings in excess of billings on uncompleted contracts	17,647	(54,625)	12,064
(Increase) decrease in inventories	13,519	(8,462)	5,173
(Increase) decrease in assets held for sale	—	1,490	(1,397)
(Increase) decrease in other current assets	(25,558)	1,810	12,722
Increase in prepaid expenses	(3,728)	(3,182)	(760)
(Increase) decrease in other assets	203	5,509	3,894
Increase (decrease) in accounts payable	(88,164)	70,258	(42,437)
Increase in deferred revenue—prebilled	(718)	3,527	1,760
Increase (decrease) in accrued liabilities	(25,929)	21,733	(62,010)
Increase (decrease) in advanced billings and billings in excess of cost and estimated earnings on uncompleted contracts	(178,626)	84,097	66,813
Decrease in accrued contract loss reserves, net	(15,334)	(2,964)	(29,219)
Increase (decrease) in other long-term liabilities	1,813	(7,540)	(7,414)
Net cash provided by (used in) operating activities	(202,002)	315,066	11,405
Cash flows from investing activities:			
Investment in subsidiaries, net of cash received	(22,512)	(102,664)	(160)
Purchase of property and equipment	(26,221)	(73,946)	(38,121)
Purchase of real estate option	—	(12,183)	—
Purchases of marketable securities, held to maturity	(107,270)	(128,585)	(45,630)
Maturities of marketable securities, held to maturity	157,126	119,263	—
Investment in and advances to unconsolidated entities and joint ventures	(3,328)	(3,096)	(4,237)
Distributions from joint ventures and unconsolidated entities	485	2,208	—
Proceeds from sale of assets	3,135	717	120,920
Purchase of securities available for sale	—	—	(1,241)
Other	974	—	—
Acquisition, return of funds	—	—	22,750
Net cash provided by (used in) investing activities	$ 2,389	$(198,286)	$ 54,281

The accompanying notes are an integral part of these consolidated statements. *(Continued)*

(dollars in thousands)	2003	2002	2001
Cash flows from financing activities:			
Purchase of treasury stock	$ (47,837)	$ (52,043)	$ —
Repayment of debt and leases	(256,573)	(9,202)	(49,247)
Proceeds from issuance of debt, net of deferred debt issue costs	242,545	131	492,851
Issuance of common stock	500	2,262	148,080
Net proceeds (repayments) from revolving credit agreements, including payments for deferred debt issue costs	110	(2,959)	(235,024)
Other—miscellaneous	—	(163)	—
Net cash provided (used in) by financing activities	(61,255)	(61,974)	356,660
Effects of foreign exchange rate changes on cash	491	154	(810)
Net increase (decrease) in cash	(260,377)	54,960	421,536
Cash and cash equivalents and escrowed cash—beginning of year	498,264	443,304	21,768
Cash and cash equivalents and escrowed cash—end of year	$ 237,887	$ 498,264	$ 443,304
Supplemental disclosures:			
Cash payments for:			
Interest (net of capitalized interest)	$ 2,577	$ 2,373	$ 6,771
Income taxes	$ 11,743	$ 2,226	$ 2,268
Noncash investing and financing activities:			
Investment in subsidiaries acquired through issuance of common stock	$ —	$ 54,434	$ 6,274
Payment of liability with securities available for sale	$ —	$ —	$ 7,000
Property and equipment acquired through issuance of debt	$ 1,706	$ —	$ 6,379
Investment in securities available for sale acquire in lieu of interest payment	$ —	$ —	$ 843
Repurchase of debt funded subsequent to balance sheet date	$ 20,648	$ —	$ —

The accompanying notes are an integral part of these consolidated statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of The Shaw Group Inc. (a Louisiana corporation), our wholly-owned subsidiaries, and our proportionate share of our investments in joint ventures. All material intercompany accounts and transactions have been eliminated in these financial statements.

In order to prepare financial statements in conformity with accounting principles generally accepted in the United States, our management is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. Areas requiring significant estimates by our management include the following:

- contract costs and profits and application of percentage-of-completion accounting and revenue recognition of contract claims;
- recoverability of inventory and application of lower of cost or market accounting;
- provisions for uncollectible receivables and customer claims;
- provisions for income taxes and related valuation allowances;
- recoverability of goodwill;
- recoverability of other intangibles and related estimated lives;
- valuation of assets acquired and liabilities assumed in connection with business combinations;
- valuation of defined benefit pension plans; and
- accruals for estimated liabilities, including litigation and insurance reserves.

Nature of Operations, Operating Cycle and Types of Contracts

We are a global provider of services to the power, process, and environmental and infrastructure industries. We are a vertically-integrated provider of comprehensive consulting, engineering, procurement, pipe fabrication, construction and maintenance services to the power and process industries. We are also a leader in the environmental, infrastructure and homeland security markets, providing consulting, engineering, construction, remediation and facilities management services to governmental and commercial customers.

We operate primarily in the United States, with foreign operations in Canada, the Asia/Pacific Rim, Europe, South America and the Middle East. Our services and products include consulting, project design, engineering and procurement, piping system fabrication, industrial construction and maintenance, facilities management, environmental remediation, design and fabrication of pipe support systems and the manufacture and distribution of specialty pipe fittings. Our operations are conducted primarily through wholly-owned subsidiaries and joint ventures.

Our work is performed under cost-reimbursable contracts, fixed-price contracts, and fixed-price and cost-reimbursable contracts modified by incentive and penalty provisions. The length of our significant contracts varies but is generally two to four years. Assets and liabilities have been classified as current and non-current under the operating cycle concept whereby all contract-related items are regarded as current regardless of whether cash will be received or paid within a 12-month period.

In addition, we focus our engineering, procurement and construction activities on cost-reimbursable and negotiated fixed-price work with well-established clients. Fixed-price contracts are generally obtained by direct negotiation rather than by competitive bid.

Our fixed-price contracts include the following:

- *Firm fixed-price contract*—A contract in which the price is not subject to any adjustment by reason of our cost experience or our performance under the contract.
- *Maximum price contract*—A contract which provides at the outset for an initial target cost, an initial target profit, and a price ceiling. The price is subject to adjustment by reason of our cost experience but, in no event, would the adjustment exceed the price ceiling established in the contract. In addition, these contracts usually include provisions whereby we share costs savings with our clients.
- *Unit-price contract*—A contract under which we are paid a specified amount for every unit of work performed.

Our cost-reimbursable contracts include the following:

- *Cost-plus contract*—A contract under which we are reimbursed for allowable or otherwise defined costs incurred plus a fee or mark-up that represents profit.
- *Target price contract*—A contract under which we are reimbursed for costs plus a fee consisting of two parts: (i) a fixed amount which does not vary with performance and (ii) an award amount based on the cost-effectiveness of the project.

Cash and Cash Equivalents and Marketable Securities Held to Maturity

Highly liquid investments are classified as cash equivalents if they mature within three months of the purchase date. Marketable securities held to maturity are comprised of highly liquid investments that mature between three to four months of the purchase date. The fair value of marketable securities held to maturity approximates the carrying value at August 31, 2003 and 2002.

Accounts Receivable and Credit Risk

We grant short-term credit to our customers. Our principal customers are major multi-national industrial corporations, governmental agencies, regulated utility companies, independent and merchant power producers and equipment manufacturers. Accounts receivable are based on contracted prices and we believe that in most cases our exposure to credit risk is minimal; however, during fiscal 2003 and 2002, changes in the power generation market created liquidity problems for certain unregulated, independent power producers ("IPPs"). As a result, our exposure to credit risk has significantly increased with respect to those customers (see Note 14).

Allowance for Doubtful Accounts

We estimate the amount of doubtful accounts based on our understanding of the financial condition of specific customers and for contract adjustments to reflect the net amount expected to be collected.

Analysis of the change in the allowance for doubtful accounts follows (in thousands):

	2003	2002
Beginning balance, September 1	$ 51,602	$ 27,983
Provision	16,093	5,875
Write-offs	(9,681)	(18,105)
Beginning balance acquired through IT Group acquisition	—	30,195
Fair value adjustments and reclassifications—IT Group acquisition and other E&I acquisitions	(24,934)	5,824
Other	(419)	(170)
Ending balance, August 31	$ 32,661	$ 51,602

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") or weighted average cost methods.

Property and Equipment

Property and equipment are recorded at cost. Additions and improvements (including interest costs for construction of certain long-lived assets) are capitalized. Maintenance and repair expenses are charged to income as incurred. The cost of property and equipment sold or otherwise disposed of and the accumulated depreciation thereon, are eliminated from the property and related accumulated depreciation accounts, and any gain or loss is credited or charged to other income.

For financial reporting purposes, depreciation is generally provided over the following estimated useful service lives:

Transportation equipment	5 Years
Furniture, fixtures and software	3–8 Years
Machinery and equipment	3–18 Years
Buildings and improvements	8–40 Years

The straight-line depreciation method is used for all assets, except certain software (recorded as a component of furniture and fixtures) which is depreciated on a double-declining balance method.

During the years ended August 31, 2003 and 2002, interest costs of approximately $220,000 and $364,000, respectively, were capitalized.

Long-lived assets, such as property, plant, and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Joint Ventures

As is common in the engineering, procurement and construction industries, we execute certain contracts jointly with third parties through joint ventures, limited partnerships and limited liability companies (or "joint ventures"). The investments in these joint ventures are included in the accompanying consolidated balance sheets as of August 31, 2003 and 2002 at $17,376,000 and $18,255,000, respectively, which generally represent our cash contributions and our share of the earnings from these investments (equity method of accounting). We generally report our percentage share of revenues and costs from these entities in our consolidated statements of income (proportional consolidation).

Income Taxes

We provide for deferred taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for measuring deferred tax assets and liabilities due to temporary differences existing at year-end using currently enacted tax rates.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," and we adopted these standards effective September 1, 2001. These standards significantly changed prior practices for the accounting for business combinations and goodwill and intangibles by: (i) terminating the use of the pooling-of-interests method of accounting for business combinations, (ii) creating more specific criteria for identifying other intangibles which are acquired in a business combination, (iii) ceasing goodwill amortization, and (iv) requiring impairment testing of goodwill based on a fair value concept. SFAS No. 142 requires that the opening goodwill balances be tested upon adoption of the standard and that another impairment test be performed during the fiscal year of adoption. Impairment tests should generally be performed annually thereafter, with interim testing required if circumstances warrant.

Prior to fiscal 2002, we amortized goodwill over a twenty-year period on a straight-line basis. However, effective September 1, 2001, we ceased goodwill amortization pursuant to SFAS No. 142.

Prior to August 31, 2001, we conducted impairment reviews of our goodwill to assess the recoverability of the unamortized balance based on expected future profitability, undiscounted future cash flows of the acquired assets and businesses, and their contribution to our overall operations. An impairment loss would have been recognized for the amount identified in the review by which the goodwill balance exceeded the recoverable goodwill balance. Subsequent to August 31, 2001, we performed goodwill impairment reviews by reporting unit based on a fair value concept, as required by SFAS No. 142, which indicated that our goodwill has not been impaired. We completed our annual impairment test as of March 1, 2003 in accordance with SFAS No. 142 and have determined that our goodwill is not impaired.

We have also recorded in other assets intangible assets related to various licenses, patents, technology and related processes (see Note 4). The costs of these assets are amortized over a ten-year to fifteen-year period on a straight-line basis. We have recorded in other assets intangible assets related to customer relationships acquired with the IT Group acquisition which are amortized over a ten-year period on a straight-line basis.

We periodically assess the recoverability of the unamortized balance of our amortizable intangible assets based on expected future profitability and undiscounted future cash flows and their contribution to our overall operations. Should the review indicate that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of the other intangible assets would be recognized as an impairment loss.

We have also recorded contract fair value adjustments related to the IT Group and S&W acquisitions. Contract asset adjustments related to the IT Group acquisition are recorded in other current assets, as an intangible asset. Contract liability adjustments are recorded in current liabilities with respect to both the IT Group and S&W acquisitions. The assets and liabilities are amortized over the estimated lives of the underlying contracts and related backlog as work is performed on these contracts (see Note 4 and Note 8).

Revenues

For project management, engineering, procurement, remediation, and construction services under fixed-price or target price contracts, we recognize revenues under the percentage-of-completion method measured primarily by the percentage of contract costs incurred to date to total estimated contract costs for each contract. Revenues from cost-reimbursable or cost-plus contracts are recognized on the basis of costs incurred during the period plus the fee earned. Profit incentives are included in revenues when their realization is reasonably assured. Cancellation fees are recognized when received.

The effect of other changes to estimated profit and loss, including those arising from contract penalty provisions, final contract settlements and reviews performed by customers, are recognized in the period in which the revisions are identified.

Claims and change orders being negotiated with customers are included in total estimated revenue to the extent costs attributable to such claims and change orders have been incurred, and collection is probable and the amount can be reasonably estimated. Profit from claims and change orders is recorded in the period such amounts are finalized. Contract adjustment allowances are based on management's estimates of the net amounts to be realized from charges disputed or costs questioned by customers (see Note 20).

Revenue is recognized from consulting services as the work is performed. Consulting services work is primarily performed on a reimbursable basis.

Revenues related to royalty use of our performance enhancements derived from our process technologies are recorded in the period earned based on the performance criteria defined in the related contracts. For running royalty agreements, we recognize revenues based on customer production volumes at the contract specified unit rates. For paid-up license agreements, revenue is recognized using the percentage-of-completion method, measured primarily by the percentage of costs incurred to date to total estimated costs at completion. Revenue available for recognition on a percent complete basis is limited to the agreement value less a liability provision for contractually specified process performance guarantees.

We recognize revenues for pipe fittings, manufacturing operations and other services primarily at the time of shipment or upon completion of the services.

For unit-priced pipe fabrication contracts, we recognize revenues upon completion of individual spools of production. A spool consists of piping materials and associated shop labor to form a prefabricated unit according to contract specifications. Spools are generally shipped to job site locations when complete. During the fabrication process, all direct and indirect costs related to the fabrication process are capitalized as work in progress. For fixed-price fabrication contracts, we recognize revenues based on the percentage-of-completion method, measured primarily by the cost of materials for which production is complete to the total estimated material costs of the contract.

Cost Estimates

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, warranty costs and depreciation costs.

Our contract cost estimates are dependent upon the judgments we make with respect to our contract performance and, on certain contracts, our ability to recover costs from subcontractors and vendors through change orders and claims for backcharges. We reduce contract cost estimates for backcharges and claims when estimated recovery of the subject amounts is reasonably assured. Costs attributable to claims are treated as costs of revenue when they are incurred (see Note 20).

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are identified. We report these amounts by recognizing a reduction of current earnings, which might be significant depending on the size of the project or the adjustment.

Selling, general and administrative expenses are charged to expense as incurred.

Financial Instruments, Forward Contracts—Non-Trading Activities

The majority of our transactions are in U.S. dollars; however, certain of our foreign subsidiaries conduct operations in the local currency. Accordingly, there are situations when we believe it is appropriate to use financial hedging instruments (generally foreign currency forward contracts) to manage foreign currency risks when our foreign subsidiaries enter into a transaction denominated in a currency other than their local currency.

We utilize forward foreign exchange contracts to reduce our risk from foreign currency price fluctuations related to firm or anticipated accounts receivable transactions, commitments to purchase or sell equipment, materials and/or services. The fair value of our hedges was not material at August 31, 2003. At August 31, 2002, we recorded an asset and other income on fair value hedges of $650,000 ($420,000 net of taxes) that generally offset transaction losses in the related hedged accounts receivables. We normally do not use any other type of derivative instrument or participate in any other hedging activities.

Other Comprehensive Income

Our foreign subsidiaries maintain their accounting records in their local currency (primarily British pounds, Australian and Canadian dollars, Venezuelan Bolivars, the Euro, and prior to January 1, 2002, Dutch guilders). All of the assets and liabilities of these subsidiaries (including long-term assets, such as goodwill) are converted to U.S. dollars with the effect of the foreign currency translation reflected in accumulated other comprehensive income (loss), a component of shareholders' equity, in accordance with SFAS No. 52, "Foreign Currency Translation," and SFAS No. 130, "Reporting Comprehensive Income." Foreign currency transaction gains or losses are credited or charged to income (see Note 19).

Other comprehensive income also includes the net after-tax effect of unrealized gains and losses on derivative financial instruments and available-for-sale securities and the minimum liability related to pension plans we sponsor.

Self-Insurance

We are self-insured for workers' compensation claims for individual claims or claim events up to $250,000 and maintain insurance coverage for the excess. Additionally, we self-insure our employee health coverage up to certain annual individual and plan limits and maintain insurance coverage for the excess. Our accruals for our self-insured costs are determined through a combination of prior experience and specific analysis of larger claims. At August 31, 2003 and 2002, our accruals for our self-insured costs totaled $9,868,000 and $6,318,000, respectively.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year's presentation.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," allows companies to account for stock-based compensation by either recognizing an expense for the fair value of stock-based compensation upon issuance of a grant as presented in SFAS No. 123 and related interpretations or by the intrinsic value method prescribed in APB No. 25 and related interpretations.

We account for our stock-based compensation under APB No. 25, which provides that no stock compensation expense is recognized if stock options and grants are issued at the market value of the underlying stock at the date of grant. However, if we had adopted the fair value method of accounting for stock-based compensation and had determined our stock-based compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, our net income and earnings per common share would have approximated the pro forma amounts below (in thousands, except per share amounts):

	For the Years Ended August 31,		
	2003	2002	2001
Net income:			
As reported	$20,866	$98,367	$60,997
Add: Stock-based employee compensation reported in net income, net of taxes	151	173	156
Deduct: Stock-based employee compensation under the fair value method for all awards, net of taxes	(6,837)	(5,245)	(3,972)
Pro forma	$14,180	$93,295	$57,181
Basic earnings per share:			
As reported	$ 0.55	$ 2.41	$ 1.52
Add: Stock-based employee compensation reported in net income, net of taxes	—	—	—
Deduct: Stock-based employee compensation under the fair value method for all awards, net of taxes	(0.18)	(0.13)	(0.10)
Pro forma	$ 0.37	$ 2.28	$ 1.42
Diluted earnings per share:			
As reported	$ 0.54	$ 2.26	$ 1.46
Add: Stock-based employee compensation reported in net income, net of taxes	—	—	—
Deduct: Stock-based employee compensation under the fair value method for all awards, net of taxes	(0.18)	(0.10)	(0.09)
Pro forma	$ 0.36	$ 2.16	$ 1.37

The weighted average fair value at date of grant for options granted during the years ended August 31, 2003, 2002 and 2001, was $8.30, $15.61, and $21.40 per share, respectively. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended August 31, 2003, 2002, and 2001, respectively: (a) dividend yield of 0.00%, 0.00% and 0.00%; (b) expected volatility of 67%, 65%, and 60%; (c) risk-free interest rate of 2.9%, 4.1% and 5.3%; and (d) expected life of five years, five years and five years.

It is our general practice to issue stock options at the market value of the underlying stock, and therefore, no compensation expense is recorded for these stock options (see Note 17).

New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003 and existing variable interest entities at the end of periods ending after December 15, 2003 (February 28, 2004 for us). There was no impact to our consolidated financial statements as of and for the year ended August 31, 2003. We have not yet determined what effect, if any, this Interpretation will have on our financial statements.

NOTE 2—PUBLIC CAPITAL STOCK TRANSACTIONS

In September 2001, our Board of Directors authorized the repurchase of shares of our no par value common stock, depending on market conditions, up to a limit of $100,000,000. As of October 11, 2002, we completed our purchases under this program, having purchased 5,331,005 shares at a cost of approximately $99,881,000. We purchased 3,170,605 shares at a cost of approximately $47,837,000 in the first quarter of fiscal 2003 and 2,160,400 shares at a cost of approximately $52,043,000 during the fiscal year ended August 31, 2002.

On July 31, 2001, we issued a dividend distribution of one Preferred Share Purchase Right, or Right, for each outstanding share of common stock (see Note 12).

Effective May 1, 2001, we issued and sold $790,000,000 (including $200,000,000 to cover over-allotments) of 20-year, zero-coupon, unsecured, convertible debt, Liquid Yield Option™ Notes or LYONs or debt. The debt was issued at an original discount price of $639.23 per $1,000 maturity value and has a yield to maturity of 2.25%. The debt is a senior unsecured obligation and is convertible into our common stock at a fixed ratio of 8.2988 shares per $1,000 maturity value or an effective conversion price of $77.03 on the date of issuance. Under the terms of the issue, the conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. During fiscal 2003, we repurchased $416,599,000 face value of the LYONs with an amortized value of $278,174,000 (see Note 9).

In January 2001, our shareholders approved increases in (i) the number of shares of our authorized common stock from 50,000,000 shares to 200,000,000 shares and (ii) the number of shares of our authorized no par value preferred stock from 5,000,000 shares to 20,000,000 shares.

NOTE 3—ESCROWED CASH

In connection with a performance bond on a foreign project, we agreed to deposit in escrow with the issuer of the bond primarily advance payments received from our customer. During the year ended August 31, 2002, we deposited approximately $96,500,000 into escrow pursuant to this agreement. This deposit was recorded as escrowed cash. As a result of the performance bond, our customer agreed not to withhold retentions on our billings. The initial deposit was retained in escrow until the fourth quarter of 2003, at which time escrow funds began being released incrementally to us as we completed certain contract milestones. As of August 31, 2003, $58,035,000 remains in escrow pursuant to this agreement. A final escrow amount of approximately $25,000,000 will be released to us upon initial contract acceptance as defined in the agreement, which is currently projected to occur in calendar 2005. The bonding company (or "surety") may draw on the escrow funds only to secure the surety from a defined loss. The escrowed funds are invested in short-term, high quality investments and investment income is remitted to us on a quarterly basis. We may request the surety to allow us to substitute a letter of credit for all or part of the cash escrow requirements.

NOTE 4—ACQUISITIONS

SFAS No. 141, "Business Combinations," requires that all acquisitions initiated after June 30, 2001 be recorded utilizing the purchase method of accounting. Most of our acquisitions that were completed prior to June 30, 2001 were also accounted for using the purchase method of accounting under APB No. 16. Under the purchase method, the cost of each acquired operation is allocated to the assets acquired and liabilities assumed based on their estimated fair values. These estimates are revised during an allocation period as necessary when, and if, information becomes available to further define and quantify the value of the assets acquired and liabilities assumed. The allocation period does not exceed beyond one year from the date of the acquisition. To the extent additional information to refine the original allocation becomes available during the allocation period, the allocation of the purchase price is adjusted. Likewise, to the extent such information becomes available after the allocation period, such items are included in our operating results in the period that the settlement occurs or information is available to adjust the original allocation to a better estimate. These future adjustments, if any, may materially favorably or unfavorably impact our future consolidated financial position or results of operations.

In connection with potential acquisitions, we incur and capitalize certain transaction costs, which include legal, accounting, consulting and other direct costs. When an acquisition is completed, these costs are capitalized as part of the acquisition price. We routinely evaluate capitalized transaction costs and expense those costs related to acquisitions that are not likely to occur. Indirect acquisition costs, such as salaries, corporate overhead and other corporate services are expensed as incurred.

The operating results of the acquisitions accounted for as a purchase are included in our consolidated financial statements from the applicable date of the transaction.

IT Group Acquisition

During fiscal year 2002, we acquired substantially all of the operating assets and assumed certain liabilities of The IT Group, Inc. and its subsidiaries. IT Group and one of its wholly-owned subsidiaries, Beneco, were subject to separate Chapter 11 bankruptcy reorganization proceedings and the acquisitions were completed pursuant to the bankruptcy proceedings. The acquisition of the IT Group assets was completed on May 3, 2002 and the acquisition of Beneco's assets was completed on June 15, 2002.

The IT Group was a leading provider of diversified environmental consulting, engineering, construction, remediation and facilities management services. The primary reasons for the acquisition were to diversify and expand our revenue base and to pursue additional opportunities in the environmental, infrastructure, and homeland security markets. We formed a new wholly-owned subsidiary, Shaw Environmental and Infrastructure, Inc., or Shaw E&I, into which we combined the acquired IT Group operations and our existing environmental and infrastructure operations.

The final purchase price included the following components (in thousands):

Cash, net of $13,694 of cash received at closing	$ 39,756
1,671,336 shares of our common stock	52,463
Assumption of the outstanding balances of debtor-in-possession financing we provided IT Group & Beneco	51,789
Transaction costs	9,519
	$153,527

We believe, pursuant to the terms of the acquisition agreements, that we have assumed only certain liabilities ("assumed liabilities") of the IT Group and Beneco as specified in the acquisition agreements. Further, the acquisition agreements also provide that certain other liabilities of the IT Group, including but not limited to, outstanding borrowings, leases, contracts in progress, completed contracts, claims or litigation that relate to acts or events occurring prior to the acquisition date, and certain employee benefit obligations or excluded liabilities, are specifically excluded from our transactions. We, however, cannot provide assurance that we do not have any exposure to the excluded liabilities because, among other matters, the bankruptcy courts have not finalized their validation of the claims filed with the courts. Additionally, we have not completed our review of liabilities that have been submitted to us for payment. Accordingly, our estimate of the value of the assumed liabilities may change as a result of the validation of the claims by the bankruptcy courts or other factors which may be identified during our review or processing of liabilities; however, we believe based on our review of claims filed that any such adjustment to the assumed liabilities will not be material.

The purchase price was subject to various adjustments, and the final allocation was completed on May 3, 2003. Any future adjustments will be reflected in operating results. The final allocation of cost is as follows (in thousands):

Accounts receivable and costs and earnings in excess of billings on uncompleted contracts	$ 248,281
Contract asset adjustments	9,413
Property, plant and equipment	21,633
Deferred income taxes	65,293
Other assets	57,195
Goodwill	113,213
Customer relationship intangible	2,016
Accounts payable and accrued expenses	(198,303)
Billings in excess of cost and estimated earnings on uncompleted contracts	(83,658)
Contract (liability) adjustments	(52,842)
Accrued contract loss reserves	(21,250)
Debt and bank loans	(7,464)
Purchase price (net of cash received of $13,694)	$ 153,527

The tax deductible portion of the goodwill recorded for the IT Group acquisition is approximately $36,000,000.

The final purchase price allocation for the IT Group acquisition differs from our preliminary purchase price allocation as we were able to obtain information on acquired contracts subsequent to the acquisition date and preliminary purchase price allocation that enabled us to perform a detailed contract review of those contracts and each contract position as of the acquisition date. Significant adjustments to our preliminary purchase price allocation include a $23,100,000 increase in accounts receivable and costs and earnings in excess of billings on uncompleted contracts, a $4,400,000 decrease in contract asset adjustments, a $5,300,000 decrease in contract liability adjustments and a $13,800,000 increase in accrued contract losses.

Prior to the acquisitions of the IT Group and Beneco, we entered into agreements with two surety companies. In exchange for our agreeing to complete certain of the IT Group's and Beneco's bonded contracts (i) the sureties paid us $13,500,000 in cash and (ii) the sureties assigned to us their rights to Debtor-in-Possession financing of approximately $20,000,000 that the sureties had provided to Beneco. The total value received from the sureties, including a net working capital position on these contracts of approximately $19,100,000, was recorded as deferred revenue as of August 31, 2002 (included in billings in excess of cost and estimated earnings on uncompleted contracts on the accompanying consolidated balance sheet). We recognized revenue of $22,700,000 and $5,934,000 in fiscal years 2003 and 2002, respectively, with the remaining $24,000,000 recorded as deferred revenue as of August 31, 2003.

We acquired a large number of contracts in progress and contract backlog for which the work had not commenced at the acquisition date. Under SFAS No. 141, construction contracts are defined as intangibles that meet the criteria for recognition apart from goodwill. These intangibles, like the acquired assets and liabilities, are required to be recorded at their fair value at the date of acquisition. We recorded these contracts at fair value using a market-based discounted cash flow approach. Related assets of $9,413,000 and liabilities of $52,842,000, as adjusted by allocation period adjustments as of May 3, 2003, have been established and are being amortized to contract costs over the estimated lives of the underlying contracts and related production backlog. The net amortization recognized during the years ended August 31, 2003 and 2002 was approximately $19,262,000 and $2,763,000, respectively, and has been reflected as a reduction in the cost of revenues, which resulted in a corresponding increase in gross profit. The activity related to these contract assets and liabilities is included in the table of Note 8.

The following summarized pro forma income statement data reflects the impact the acquisition of the IT Group would have had on the years ended August 31, 2002 and 2001, respectively, as if the acquisition had taken place at the beginning of the applicable fiscal year (in thousands, except per share amounts):

	Unaudited Pro Forma Results for the Years Ended August 31,	
	2002	2001
Revenues	$3,765,242	$3,216,412
Net income (loss)	$ (313,495)	$ 134,019
Basic earnings (loss) from continuing operations per common share	$ (7.47)	$ 3.21
Diluted earnings (loss) from continuing operations per common share	$ (7.47)	$ 3.01

The unaudited pro forma results for the years ended August 31, 2002 and 2001 have been prepared for comparative purposes only and do not purport to be indicative of the amounts that actually would have resulted had the acquisition occurred on September 1, 2000 or that may be realized in the future. Further, the diluted earnings (loss) per share for the years ended August 31, 2002 and 2001 excludes approximately 6,556,000 and 990,000 shares related to the LYONs and stock options because they were antidilutive.

The pro forma results for the year ended August 31, 2002 include charges of $217,400,000 recorded by the IT Group. The charges generally related to the reduction of accounts receivable to estimated net realizable value ($167,000,000), various employee accruals and write-off of assets ($22,500,000), legal and consulting expenses related to the IT Group's bankruptcy ($12,500,000) and write-off of notes receivable from employees ($5,000,000).

The pro forma results for the year ended August 31, 2001 include charges of $40,700,000 that primarily related to the reduction of accounts receivable to estimated net realizable value.

Other Acquisitions

On April 17, 2003, we acquired substantially all of the assets of Badger Technologies from Washington Group International, Inc. for approximately $17,700,000 in cash. Badger Technologies develops, commercializes and licenses petrochemical and petroleum refining-related technologies. Badger Technologies is being integrated into our Engineering, Construction and Maintenance segment (see Note 15). We recorded approximately $8,000,000 in goodwill and approximately $7,500,000 in intangible assets related to certain process technologies acquired in the acquisition. The allocation of the purchase price to goodwill and other intangibles is preliminary and subject to revision during the one-year allocation period.

On March 21, 2003, we acquired all of the common stock of Envirogen, Inc. for a cost of approximately $3,700,000, net of cash received. Envirogen, previously a publicly traded company, specializes in remediation of complex contaminants in soil and groundwater and has been integrated into our Environmental and Infrastructure segment. Approximately $4,500,000 of goodwill was recorded related to this transaction, based on our preliminary allocation of the purchase price which is subject to revision during the one-year allocation period.

On November 14, 2002, our Environmental and Infrastructure segment acquired the assets of LFG&E International, Inc. for a cash payment of approximately $1,200,000. Approximately $355,000 of goodwill was recorded related to this transaction. LFG&E provides gas well-drilling services to landfill owners and operators.

In December 2001, we acquired certain assets of PsyCor International, Inc. for $2,000,000. Acquisition costs were not material. The purchase method was used to account for the acquisition and substantially the entire purchase price was allocated to goodwill. PsyCor's primary business is developing information management systems.

In March 2001, we acquired the assets and certain assumed liabilities of Scott, Sevin & Schaffer, Inc. and Technicomp, Inc., collectively SS&S. As of August 31, 2002, we had issued 170,033 shares (including purchase price protection reduced by purchase price adjustment and indemnity settlements) of our common stock (valued at approximately $6,200,000) as consideration for the transaction. We incurred approximately $160,000 of acquisition costs. This acquisition was accounted for under the purchase method of accounting and approximately $4,300,000 of goodwill was recorded. SS&S's primary business is structural steel, vessel, and tank fabrication.

On July 12, 2000, we completed the acquisition of certain assets and assumption of liabilities of PPM Contractors, Inc. Total consideration paid was 86,890 shares of our common stock valued at $2,012,000 and the assumption of certain liabilities. During fiscal 2002, we determined that PPM achieved certain target revenue levels as of December 31, 2001, and as a result, we owed additional consideration to PPM of approximately $2,000,000 pursuant to the terms of the acquisition agreement. Accordingly, we issued 83,859 shares of common stock to cover our obligation under the agreement and recorded additional goodwill of $2,000,000.

NOTE 5—INVENTORIES

The major components of inventories consist of the following (in thousands):

	August 31,					
	2003			2002		
	Weighted Average	FIFO	Total	Weighted Average	FIFO	Total
Finished Goods	$29,660	$ —	$29,660	$33,583	$ —	$33,583
Raw Materials	7,976	38,950	46,926	3,144	51,249	54,393
Work in Process	468	8,390	8,858	878	10,155	11,033
	$38,104	$47,340	$85,444	$37,605	$61,404	$99,009

NOTE 6—INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED ENTITIES, JOINT VENTURES AND LIMITED PARTNERSHIPS

The balance sheet account investment in unconsolidated entities includes the following (in thousands):

	August 31,	
	2003	2002
Unconsolidated entities, accounted for under the equity method	$ 4,569	$11,574
Advances to unconsolidated entities	9,298	5,970
Unconsolidated entity, accounted for under cost method	1,930	1,930
Joint ventures related to engineering, procurement and construction projects	17,376	18,255
Total	$33,173	$37,729

We own 49% of Shaw-Nass Middle East, W.L.L., a joint venture in Bahrain ("Shaw-Nass") which is accounted for on the equity basis. Shaw-Nass's operations include sales of fabricated pipe to Shaw EPC contracts in the Middle East. Undistributed earnings of $1,267,000 were included in our consolidated retained earnings as of August 31, 2002 and there were no undistributed earnings included in retained earnings as of August 31, 2003. Equity earnings from Shaw-Nass for the years ended August 31, 2003, 2002 and 2001 was ($2,294,000), ($1,152,000) and $250,000, respectively. There were no contributions or distributions for the years ended August 31, 2003 and 2002.

In fiscal 2001, we formed EntergyShaw, L.L.C. with Entergy Corporation ("Entergy") with an initial investment of $2,000,000. EntergyShaw is an equally-owned and equally-managed company. EntergyShaw's focus was the construction of power plants for Entergy's wholesale operations; however, during fiscal 2002 Entergy announced that it was significantly reducing the scope of its construction program for its wholesale operations. As of August 31, 2003, the EntergyShaw joint venture has no active projects. We have a negative investment balance of $2,231,000 as of August 31, 2003 which we will fund to the extent necessary to complete the operations of the joint venture expected to occur in early 2004. We have received distributions from EntergyShaw of $485,000 and $2,000,000 for the years ended August 31, 2003 and 2002. We recognized earnings (losses) of $2,855,000, net of tax expense of $1,605,000, for the year ended August 31, 2002 and losses of ($3,436,000), net of a tax benefit of $1,850,000 and ($566,000), net of a tax benefit of $354,000 for the years ended August 31, 2003 and 2001, respectively.

During 2002, we invested approximately $3,096,000 to acquire a 49% interest in a new pipe fabrication joint venture in China which was formed in fiscal 2002. This China joint venture is in its early stages with incurred costs representing the building of a facility with our joint venture partner as well as the development of relationships with customers until the facility is running at full capacity which is scheduled in early calendar 2004. No undistributed earnings of Shaw China were included in our consolidated retained earnings at August 31, 2003 or 2002. A loss of ($250,000), net of tax benefit of $290,000, was recognized from its operations for the year ended August 31, 2003. No earnings or loss was recognized for the year ended August 31, 2002.

In connection with the December 2000 sale of a cold storage and frozen food handling operation that was included in the Stone & Webster acquisition, we acquired an approximate 19.5% equity interest in the purchaser of the assets for an investment of $1,930,000. Since this equity interest is less than 20% and we do not exert any significant influence over the management of the operations, we do not recognize any income from this operation other than cash distributions. No such distributions have been made since its acquisition.

The following tables include summary financial information for unconsolidated entities accounted for under the equity method:

	At August 31,			
	2003		2002	
	EntergyShaw	Other Unconsolidated Entities	EntergyShaw	Other Unconsolidated Entities
Current assets	$ 2,462,409	$15,238,845	$15,451,228	$9,571,132
Current liabilities	9,665,861	7,051,168	6,915,205	7,217,010
Working capital	(7,203,452)	8,187,677	8,536,023	2,354,122
Noncurrent assets	—	6,410,395	—	6,339,493
Noncurrent liabilities	—	4,265,471	—	7,217,010

	For the Years Ended August 31,					
	2003		2002		2001	
	EntergyShaw	Other Unconsolidated Entities	EntergyShaw	Other Unconsolidated Entities	EntergyShaw	Other Unconsolidated Entities
Revenues	$ 43,411,911	$ 7,847,358	$137,773,879	$ 5,349,308	$20,041,354	$14,013,732
Gross profit (loss)	(13,465,174)	(356,457)	12,124,229	(1,670,959)	56,676	2,009,948
Net income (loss)	(8,103,084)	(1,506,822)	6,310,375	(1,365,704)	(1,122,265)	500,099

The following table summarizes related party transactions with these unconsolidated entities included in our consolidated financial statements as of and for the years ended August 31, 2003 and 2002 and for the year ended August 31, 2001 (in thousands):

		Shaw-Nass	EntergyShaw	China Joint Venture	Other
Revenue from unconsolidated entities:	2003	$ 632	$43,000	$ —	$ 8
	2002	66	124,000	—	—
	2001	230	17,000	—	—
Accounts receivable from unconsolidated entities as of August 31,	2003	—	7,763	171	8
	2002	—	32	—	—
Advances to unconsolidated entities as of August 31,	2003	6,217	—	3,081	—
	2002	5,970	—	—	—

Related party transactions include the sale of manufactured materials to Shaw-Nass and bundled engineering, procurement, and construction services provided to EntergyShaw. Our 49% share of profit on revenue from sales of manufactured materials to Shaw-Nass is eliminated. As of August 31, 2003, the China joint venture had a note receivable of $3,081,000 from a related Shaw entity. As of August 31, 2003, Shaw-Nass had accounts payable to a related Shaw entity of $198,000.

As is common in the engineering, procurement and construction industries, we execute certain contracts jointly with third parties through joint ventures. The investment balance represents our cash contributions and our share of the earnings from these investments (equity method of accounting). Our percentage share of revenues and costs from these entities are included in our consolidated statements of income (proportional consolidation).

NOTE 7—INVESTMENT IN SECURITIES AVAILABLE FOR SALE

In December 1998, we participated in the financing of a customer, Orion Refining Corporation, or Orion, by acquiring $12,500,000 of 15% Senior Secured Notes due December 1, 2003 (the 15% Notes) and preferred stock related thereto issued by Orion for the face value of the Notes.

In November 1999, we exchanged our 15% Notes for (i) $14,294,535 (representing the principal and accrued interest on our 15% Notes) of 10% Senior Secured Notes due November 15, 2004 (the "New Notes"), and (ii) shares of the customer's Class A Convertible Preferred Stock and exchanged the related preferred stock for shares of new Class C Convertible Preferred Stock, the amount and value of which are not material.

During fiscal 2001, we used $7,000,000 of the New Notes to satisfy certain transaction costs related to the acquisition of Stone & Webster.

During the year ended August 31, 2002, we determined that our investment in the New Notes had been permanently impaired. As a result, we wrote down our investment in these notes to their fair value, resulting in a charge to other expenses of approximately $2,450,000, reversed interest income in the fourth quarter of 2002 of $550,000 that had been previously recorded during fiscal 2002, and ceased recognizing interest income from the New Notes. At August 31, 2002, the investment was classified as available for sale at a value of approximately $6,600,000 on the accompanying balance sheet.

On May 13, 2003, Orion filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. At this time, we carried $5,000,000 in claims receivable from Orion in addition to our investment of approximately $6,600,000. Based on our understanding of Orion's available assets and our security interest in those assets, we may not be able to realize significant recovery of these amounts. Therefore, we recognized a charge to other expense of approximately $11,600,000, representing the total carrying amount of both the investment and the receivables from Orion. In addition, we recognized a charge to other expense of approximately $750,000 related to the write-off of other uncollectible receivables.

At August 31, 2002, we also had equity securities available for sale aggregating $606,000. During the year ended August 31, 2002, we recorded impairment losses of $612,000 ($379,000 net of taxes) with respect to these securities. At August 31, 2002, we also reflected a $205,000 unrealized loss ($126,000, net of taxes) on these securities, as a component of other comprehensive income in shareholders' equity. The unrealized losses recorded in other comprehensive income reflect our view that there had been a temporary decrease in the value of these securities from their historical cost. We also reclassified a loss of $942,000 ($576,000, net of related taxes) to net income during the year ended August 31, 2001, due to an impairment loss on securities acquired in the Stone & Webster acquisition.

During the year ended August 31, 2003, we sold these securities, recognizing a pre-tax gain of $259,000, reflected in other income. At August 31, 2003, we had no material equity securities available for sale.

NOTE 8—GOODWILL AND OTHER INTANGIBLES

Goodwill

Effective September 1, 2001, we adopted SFAS No. 141 and No. 142. Therefore, we ceased goodwill amortization in fiscal 2002. For the year ended August 31, 2001, goodwill amortization was $17,059,000.

SFAS No. 142 provides that prior year's results should not be restated for previous goodwill amortization. The following table presents our comparative operating results for the years ended August 31, 2003, 2002 and 2001 reflecting the exclusion of goodwill amortization expense in fiscal 2001 (in thousands, except per share data):

	For the Years Ended August 31,		
	2003	2002	2001
Net income:			
As reported	$20,866	$98,367	$60,997
Goodwill amortization, net of tax effect	—	—	13,344
As adjusted	$20,866	$98,367	$74,341
Basic earnings per share:			
Net income as reported	$ 0.55	$ 2.41	$ 1.52
Goodwill amortization, net of tax effect	—	—	0.33
As adjusted	$ 0.55	$ 2.41	$ 1.85
Diluted earnings per share:			
Net income as reported	$ 0.54	$ 2.26	$ 1.46
Goodwill amortization, net of tax effect	—	—	0.32
As adjusted	$ 0.54	$ 2.26	$ 1.78

In accordance with SFAS No. 142, we performed a goodwill impairment test upon adoption of SFAS No. 142 and we have performed an annual test in our fiscal third quarter of 2003 and 2002. These tests did not indicate impairment of goodwill.

The following table reflects the changes in the carrying value of goodwill from September 1, 2001 to August 31, 2003. During 2003, we recorded goodwill in connection with the acquisitions of LFG&E, Envirogen and Badger and various allocation period adjustments related to the final purchase price allocation of the IT Group and PsyCor acquisitions (see Note 4). During 2002, we recorded goodwill in connection with our acquisition of the IT Group, a reclassification of goodwill related to the

Stone & Webster acquisition, goodwill recorded in connection with our acquisition of PsyCor and additional consideration paid to PPM which resulted in the recognition of additional goodwill related to this acquisition.

	Total *(in thousands)*
Balance at September 1, 2001	$ 368,872
IT Group acquisition	113,308
Reclassification related to Stone & Webster	11,959
PsyCor acquisition	2,041
Additional PPM costs	1,971
Currency translation adjustment	853
Balance at August 31, 2002	$ 499,004
Allocation period adjustments, net—IT Group acquisition	(95)
LFG&E acquisition	355
Envirogen acquisition	4,490
Badger acquisition	8,000
Allocation period adjustments—PsyCor acquisition	(500)
Currency translation adjustment	122
Balance at August 31, 2003	$511,376

Goodwill associated with the IT Group acquisition, which was acquired on May 3, 2002, and the PsyCor acquisition was preliminarily calculated as of August 31, 2002. Subsequent adjustments were made during the one-year allocation period as we obtained appraisals of the property, equipment and intangibles, including contract adjustments, customer relationship intangibles and proprietary technology. We purchased and completed our other valuation procedures, as discussed in Note 4.

The goodwill associated with the LFG&E, Envirogen and Badger acquisitions has been preliminarily calculated as of August 31, 2003. We expect to revise these balances during the one-year allocation period, as we have not obtained all necessary appraisals of the property and equipment we purchased or completed all of our other review and valuation procedures of the assets acquired and the liabilities assumed.

During fiscal 2002, we reclassified approximately $72,500,000 of goodwill to the Environmental and Infrastructure segment that was previously reflected in the ECM segment (formerly referred to as the Integrated EPC segment) (see Note 15).

Contract Adjustments and Loss Reserves

The following table presents the additions to and utilization/amortization of the fair value adjustments of acquired contracts (assets and liabilities) and accrued contract loss reserves for both the IT Group and Stone & Webster acquisitions on a combined basis for the periods indicated (in thousands):

	Year Ended August 31, 2003			
	September 1, 2002 Balance	(Asset) or Liability Increase	Cost of Revenues Increase/(Decrease)	August 31, 2003 Balance
Contract (asset) adjustments	$(12,150)	$ 4,426	$ 4,514	$ (3,210)
Contract liability adjustments	69,140	(5,252)	(31,337)	32,551
Accrued contract loss reserves	11,402	13,790	(15,334)	9,858
Total	$ 68,392	$12,964	$(42,157)	$39,199

	Year Ended August 31, 2002			
	September 1, 2001 Balance	(Asset) or Liability Increase	Cost of Revenues Increase/(Decrease)	August 31, 2002 Balance
Contract (asset) adjustments	$ —	$(13,839)	$ 1,689	$(12,150)
Contract liability adjustments	43,801	58,094	(32,755)	69,140
Accrued contract loss reserves	6,906	8,240	(3,744)	11,402
Total	$ 50,707	$ 52,495	$ (34,810)	$ 68,392

	Year Ended August 31, 2001			
	September 1, 2000 Balance	Liability Increase	Cost of Revenues (Decrease)	August 31, 2001 Balance
Contract liability adjustments	$ 75,764	$ 38,118	$ (70,081)	$ 43,801
Accrued contract loss reserves	30,725	5,400	(29,219)	6,906
Total	$ 106,489	$ 43,518	$ (99,300)	$ 50,707

All increases in the contract adjustments and accrued contract loss reserves in the year ended August 31, 2003 relate to the IT Group acquisition. For the year ended August 31, 2002, all increases in contract adjustments and accrued contract loss reserves relate to allocation period adjustments for the IT Group acquisition, with the exception of a $780,000 contract loss reserve increase, which reduced earnings in 2002, for a contract assumed in the Stone & Webster acquisition. The increases in the year ended August 31, 2001 relate to Stone & Webster allocation period adjustments. The contract (asset) adjustments are included in other current assets in the accompanying consolidated balance sheets.

Amortizable Intangibles

At August 31, 2003 and 2002, amortizable intangible assets, other than construction contract adjustments, consisted of proprietary ethylene technology acquired in the Stone & Webster transaction in 2000, ethyl and cumene technologies acquired in the Badger acquisition in 2003, which are being amortized over fifteen years on a straight-line basis and patents acquired in the IT Group which are being amortized over ten years on a straight-line basis. Additionally, we have a customer relationship intangible acquired in the IT Group acquisition, which is being amortized over ten years on a straight-line basis. The gross carrying values and accumulated amortization of these amortizable intangible assets for the years ended August 31, 2003 and 2002 are presented below (in thousands):

	Proprietary Technology— Gross Carrying Amount	Proprietary Technology— Accumulated Amortization	Customer Relationship Gross Carrying Amount	Customer Relationship Accumulated Amortization
September 1, 2001 balance	$ 28,600	$ (1,906)	$ —	$ —
Annual amortization	—	(1,906)	—	—
August 31, 2002 balance	$ 28,600	$ (3,812)	$ —	$ —
Allocation period adjustments, net	7,561	—	2,016	—
Annual amortization	—	(1,906)	—	(202)
August 31, 2003 balance	$36,161	$(5,718)	$2,016	$(202)

The annual amortization for our intangible assets not associated with contract acquisition adjustments is $2,412,000 related to the proprietary technology and $202,000 related to the customer relationship.

NOTE 9—LONG-TERM DEBT

Long-term debt consisted of (dollars in thousands):

	August 31, 2003	August 31, 2002
Convertible Liquid Yield Option™ Notes, unsecured, zero coupon, 2.25% interest, due May 1, 2021, with early repurchase options by the holder, initially on May 1, 2004	$ 251,489	$520,291
Senior Notes, unsecured, 10.75% interest, due March 15, 2010, issued at 98.803% of face value, with early repurchase options for us	250,136	—
Note payable to an insurance company for professional liability insurance; unsecured; interest payable monthly at 3.9%; monthly payments of $425 through May 2004	3,766	—
Note payable secured by real estate; interest payable monthly at Prime, plus 100 (5.25% at August 31, 2003) monthly payments of $14, through March 2004; secured by real estate, a guaranty and IP with a book value of $4,522 at August 31, 2003	1,993	2,051
Note payable; interest at 5%; secured by real estate with a book value of $2,300 at August 31, 2003	900	—
Note payable to a bank; interest payable quarterly at 7.23%; quarterly payments of $52 through April 2005; secured by equipment with an approximate net book value of $86 as of August 31, 2002	338	513
Note payable to a former employee relating to a non-compete agreement; interest payable monthly at 7.125%; monthly payments of $21 until April 2004; unsecured; see Note 18—Related Party Transactions	162	392
Note payable to shareholders of an acquired business, due 2003	—	330
Other notes payable; interest rates ranging from 0% to 8.28%; payable in monthly installment; maturing through 2009	835	715
Total debt	509,619	524,292
Less: current maturities	(258,758)	(3,102)
Total long-term portion of debt	$ 250,861	$521,190

Annual maturities of long-term debt during each year ending August 31 are as follows (in thousands):

	Total
2004	$258,758
2005	342
2006	53
2007	315
2008	15
Thereafter	250,136
Total	$509,619

Senior Notes

On March 17, 2003, we issued and sold $253,029,000 aggregate principal amount at maturity of 10¾% Senior Notes due 2010, or Senior Notes, which mature on March 15, 2010. The Senior Notes were issued at an original discount price of $988.03 per $1,000 maturity value and have a yield to maturity of 11.00%. The notes have a call (repurchase) feature that allows us to repurchase all or a portion of the notes at the following prices (as a percentage of maturity value) and dates:

Call (Repurchase) Dates	Price as Percentage of Maturity Value
March 15, 2007	105.375%
March 15, 2008	102.688%
March 15, 2009 until maturity	100.000%

Additionally, prior to March 15, 2006, we may, at our option, utilize the net cash proceeds from one or more specified equity offerings, within ninety days of our receipt of the equity funds, to repurchase up to 35% of the then outstanding amount of Senior Notes at a price of 110.75% of the maturity value of the notes. Prior to March 15, 2007, we may, at our option, repurchase not less than all of the then outstanding notes at a price equal to the principal amount of the notes plus a specified applicable premium. Although the notes are unsecured, they are guaranteed by all of our material domestic subsidiaries.

We were required to register the notes with the Securities and Exchange Commission by September 13, 2003. The notes were not registered on this date, and, as a result, we will incur additional interest of 0.25% per annum, increasing by an additional 0.25% per annum after each consecutive 90-day period, up to a maximum additional interest rate of 1.50% above the 10¾% effective rate through the registration date. We expect to register the notes prior to the end of October 2003.

In connection with the issuance of the Senior Notes, we recorded approximately $8,800,000 of deferred debt issuance costs.

LYONs Convertible Securities

Effective May 1, 2001, we issued and sold $790,000,000 (including $200,000,000 to cover over-allotments) of 20-year, zero-coupon, unsecured, convertible debt, Liquid Yield Option™ Notes, or LYONs. The debt was issued at an original discount price of $639.23 per $1,000 maturity value and has a yield to maturity of 2.25%. The securities are a senior unsecured obligation and are convertible into our common stock at a fixed ratio of 8.2988 shares per $1,000 maturity value or an effective conversion price of $77.03 at the date of issuance. Under the terms of the issue, the conversion rate may be adjusted for certain factors as defined in the agreement including but not limited to dividends or distributions payable on Common Stock, but will not be adjusted for accrued original issue discount. We realized net proceeds, after expenses, from the issuance of these securities of approximately $490,000,000. We used these proceeds to retire outstanding indebtedness and for general corporate purposes, including investment in AAA rated, short-term marketable securities held until maturity and cash equivalents.

On March 31, 2003, pursuant to a tender offer which commenced on February 26, 2003, we completed the purchase of LYONs with an amortized value of approximately $256,700,000 and an aggregate principal value of approximately $384,600,000 for a cost of approximately $248,100,000. The purchase, after expenses and the write-off of unamortized debt issuance costs of approximately $6,600,000, resulted in a net gain of approximately $2,000,000, included in other income for fiscal 2003. We used the total net proceeds, after fees, from the sale of the Senior Notes of approximately $241,000,000 and internal funds of approximately $6,700,000 to affect this repurchase.

During the fourth quarter of fiscal 2003, we repurchased additional LYONs with an amortized value of approximately $21,500,000 and an aggregate principal value of $32,000,000 for a cost of approximately $20,600,000. The purchase, after the write-off of unamortized debt issuance costs of approximately $150,000, resulted in a net gain of approximately $760,000, reflected in other income for the year ended August 31, 2003.

We have reflected the LYONs as current in the preceding maturity table as the holders of the debt have the right to require us to repurchase the debt on May 1, 2004 at the then-accreted value. We have the right to fund such repurchases with shares of our common stock (at the current market value), cash, or a combination of common stock and cash. The debt holders also have the right to require us to repurchase the debt for cash, at the then-accreted value, if there is a change in our control, as defined in the agreement, occurring on or before May 1, 2006. We may redeem all or a portion of the debt at the then-accreted value, through cash payments, at any time after May 1, 2006. Currently, we intend to redeem the LYONs with cash payments if the holders exercise their repurchase rights on May 1, 2004.

The estimated fair value of long-term debt as of August 31, 2003 and 2002 was approximately $466,300,000 and $413,000,000, respectively, based on recent sales of such debt as of August 31, 2003 and 2002.

During fiscal years 2003, 2002 and 2001, we recognized, $8,411,000, $9,079,000, and $5,515,000, respectively, of interest expense associated with the amortization of financing fees that were incurred with respect to issuance of our LYONs, Senior Notes, and the Credit Facility. The LYONs costs are being amortized to the first repurchase date of the debt or May 1, 2004. As of August 31, 2003 and 2002, unamortized deferred financing fees related to the LYONs, Senior Notes, and Credit Facility were approximately $14,076,000 and $12,318,000, respectively.

NOTE 10—REVOLVING LINES OF CREDIT

Our primary Credit Facility, dated July 2000, was amended and restated on March 17, 2003 and extended for a three-year term from that date. The amendment reduced the Credit Facility to $250.0 million from $350.0 million; however, we may, by March 16, 2004, increase the credit limit to a maximum of $300.0 million by allowing one or more lenders to increase their commitment or by adding new lenders without the consent of existing lenders. The Credit Facility provides that both revolving credit loans and letters of credit may be issued within the $250.0 million limit of this facility. We recorded deferred debt issuance costs of approximately $3.4 million related to the amendment of the Credit Facility. We have amended our Credit Facility to increase the available credit to $300.0 million and to amend certain of the covenants contained therein, as more fully described below. The effectiveness of this amendment is conditioned upon the completion of a $200.0 million equity offering announced on October 17, 2003.

Under the Credit Facility, interest is computed, at our option, using either the defined base rate or the defined LIBOR rate, plus an applicable margin. The terms "base rate" and "LIBOR rate" have meanings customary for financings of this type. The applicable margin is adjusted pursuant to a pricing grid based on ratings by Standard & Poor's Rating Services and Moody's Investor Services for the Credit Facility or, if the Credit Facility is not rated, the ratings from these services applicable to our senior, unsecured long-term indebtedness. The margins for the Credit Facility loans may be in a range of (i) 1.00% to 3.00% over LIBOR or (ii) the base rate to 1.50% over the base rate. At August 31, 2003, the interest rate on the Credit Facility would have been either 5.00% (if the prime rate index had been chosen) or 3.62% (if the LIBOR rate index had been chosen). At August 31, 2003 and 2002, we did not have outstanding borrowings under the Credit Facility but had outstanding letters of credit of approximately $160.0 million and $183.8 million, respectively.

We are required, with certain exceptions, to prepay loans outstanding under the Credit Facility with (i) the proceeds of new indebtedness; (ii) net cash proceeds from equity sales to third parties (if not used for acquisitions or other general corporate purposes within 90 days after receipt); and (iii) insurance proceeds or condemnation awards in excess of $5.0 million that are not used to purchase a similar asset or for a like business purpose.

The Credit Facility is secured by, among other things, (i) guarantees by our domestic subsidiaries; (ii) a pledge of all of the capital stock of our domestic subsidiaries and 66% of the capital stock in certain of our foreign subsidiaries; and (iii) a security interest in all of our property and the property of our domestic subsidiaries (except real estate and equipment). The Credit Facility contains certain financial covenants, including a leverage ratio (which changes after May 1, 2004, representing the initial date LYONs may be submitted by LYONs holders for repurchase—see Note 9), a minimum fixed charge coverage ratio, defined minimum net worth, and defined minimum earnings before interest expense, income taxes, depreciation and amortization (EBITDA). Further, we are required to obtain the consent of the lenders to prepay or amend the terms of the Senior Notes (see Note 9). As of August 31, 2003, we were in compliance with the covenants contained in the Credit Facility. The most restrictive of these covenants is the leverage ratio of 3.5x, which is the ratio of outstanding debt to twelve-month rolling EBITDA (as defined in the Credit Facility). As of August 31, 2003, our leverage ratio was 3.48x; however, as of August 31, 2003, we had cash available that could have been used to reduce outstanding debt in order to improve this ratio. In May 2004, this leverage ratio covenant requirements will change to 2.75x.

Conditioned upon the completion of our $200.0 million equity offering announced on October 17, 2003, the covenants contained in this facility are being amended to provide us with additional flexibility. The most significant of these changes includes:

- a reduction in the minimum Adjusted EBITDA covenant from $135.0 million to $120.0 million on a rolling twelve month basis through November 2004; and
- an increase in the total debt to Adjusted EBITDA ratio from 2.75x to 3.0x as of May 2004.

We have previously used the Credit Facility to provide working capital and to fund fixed asset purchases and subsidiary acquisitions.

The Credit Facility permits us to repurchase $10.0 million of our LYONs obligations. Additional LYONs repurchases are also permitted if, after giving effect to the repurchases, we have the availability to borrow up to $50.0 million under the Credit Facility and we have the required amounts of cash and cash equivalents. Prior to May 1, 2004, $100 million of cash and cash equivalents is required for purposes of this test and thereafter not less than $75.0 million. Pursuant to our most recent amendment, this requirement will be decreased to $75 million upon consummation of the proposed equity offering. Cash and cash equivalents for purposes of this test consist of balances not otherwise pledged or escrowed and are reduced by amounts borrowed under the Credit Facility.

As of August 31, 2003 and 2002, our foreign subsidiaries had short-term revolving lines of credit permitting borrowings totaling approximately $17.3 million and $15.5 million, respectively. These subsidiaries had outstanding borrowings under these lines of approximately $1.3 million and $1.1 million, respectively, at a weighted average interest rate of approximately 4.25% and 5.0%, respectively, at August 31, 2003 and 2002. These subsidiaries also had outstanding letters of credit under these lines of $4.2 million and $6.7 million, respectively, at August 31, 2003 and 2002, leaving $11.8 million of availability under these lines at August 31, 2003.

At August 31, 2003 and 2002, we did not have outstanding borrowings under the Credit Facility but had outstanding letters of credit of approximately $160.1 million and $183.8 million, respectively. At August 31, 2003, the interest rate on this line of credit was either 5.00% (if the prime rate index had been chosen) or 3.62% (if the LIBOR rate index had been chosen). At August 31, 2002, the interest rate on this line of credit was either 4.75% (if the prime rate index had been chosen) or 3.32% (if the LIBOR rate index had been chosen). Our total availability under the Credit Facility at August 31, 2003 and 2002, is approximately $89.9 million and $166.2 million, respectively.

NOTE 11—INCOME TAXES

The significant components of deferred tax assets and liabilities are as follows (in thousands):

	August 31,	
	2003	2002
Assets:		
Contract adjustments and accrued contract loss reserves	$ 22,136	$ 26,610
Deferred revenue	11,217	20,621
Receivables	8,619	14,690
Net operating loss and tax credit carry forwards	49,360	16,097
Other expenses not currently deductible	6,930	11,144
Accrued severance	875	3,206
Tax basis of inventory in excess of book basis	210	279
Less: valuation allowance	(3,418)	(1,034)
Total assets	95,929	91,613
Liabilities:		
Goodwill	(16,131)	(6,429)
Property, plant and equipment	(20,134)	(20,337)
Employee benefits and other expenses	(3,338)	(6,396)
Total liabilities	(39,603)	(33,162)
Net deferred tax assets	$ 56,326	$ 58,451

Income (loss) before provision for income taxes for the years ended August 31 was as follows (in thousands):

	2003	2002	2001
Domestic	$16,215	$143,545	$104,146
Foreign	19,375	7,467	(4,467)
Total	$35,590	$151,012	$ 99,679

The provision for income taxes for the years ended August 31 was as follows (in thousands):

	2003	2002	2001
Current—foreign	$ 1,195	$ —	$ —
Deferred	8,950	48,093	36,863
State	1,600	6,255	1,503
Total	$11,745	$ 54,348	$ 38,366

We paid no federal income taxes in the years ended August 31, 2003 and 2002 primarily due to a taxable loss for the year ended August 31, 2003 and the utilization of operating losses resulting from the Stone & Webster acquisition in 2001 and the IT Group acquisitions in 2002.

A reconciliation of federal statutory and effective income tax rates for the years ended August 31 was as follows:

	2003	2002	2001
Statutory rate	35%	35%	35%
State taxes provided	—	4	(1)
Foreign income taxed at different rates	(7)	(2)	(3)
Non-deductible goodwill	—	—	7
R&D credits	(5)	(2)	—
Valuation allowance	7	—	—
Other	3	1	—
	33%	36%	38%

As of August 31, 2003, for federal income tax return purposes, we had approximately $83,000,000 of U.S. net operating loss carryforwards available to offset future taxable income and approximately $7,100,000 of research and development credits available to offset future tax. The loss carryforwards expire beginning in 2017 through 2024 and the credits expire beginning in 2007 through 2009. As of August 31, 2003, our United Kingdom, Australian and Venezuelan operations had net operating loss carryforwards of approximately $5,060,000, $2,650,000 and $6,810,000, respectively, which can be used to reduce future taxable income in those countries. SFAS No. 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future reversals of existing taxable differences and future taxable income should be sufficient to realize all of our deferred tax assets, with the exception of the Australian and Venezuelan net operating loss carryforwards; therefore, a valuation allowance of $1,034,000 was established during fiscal 2002 against the related deferred tax benefit for Australian net operating loss and a valuation allowance of $2,384,000 was established during fiscal 2003 against the tax benefit for the Venezuela net operating loss that we believe will probably not be realized.

Unremitted foreign earnings reinvested abroad upon which deferred income taxes have not been provided aggregated approximately $20,590,000 at August 31, 2003. Currently, we do not expect these unremitted earnings to reverse and become taxable to us in the future. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Withholding taxes, if any, upon repatriation would not be significant.

NOTE 12—COMMON STOCK

We have one class of common stock. Each outstanding share of common stock which has been held for four consecutive years without an intervening change in beneficial ownership entitles its holder to five votes on each matter properly submitted to our shareholders for their vote, waiver, release or other action. Each outstanding share of common stock that has been held for less than four consecutive years entitles its holder to only one vote.

On July 31, 2001, we distributed a dividend of one Preferred Share Purchase Right, or Right, for each outstanding share of our common stock outstanding on that date. The Rights, which expire on July 9, 2011, will not prevent a takeover, but are designed to deter coercive or unfair takeover tactics, and are, therefore, intended to enable all of our shareholders to realize the long-term value of their investment. We anticipate that the Rights will encourage anyone seeking to acquire our company to negotiate with the Board of Directors prior to attempting a takeover.

The Rights, which are governed by a Rights Agreement dated July 9, 2001 between us and First Union National Bank, as Rights Agent, should not interfere with a merger or other business combination approved by our Board of Directors.

The Rights are attached to the our common stock and are exercisable only if a person or group (an "Acquiring Person") either (i) acquires 15% or more of our common stock or (ii) commences a tender offer, the consummation of which would result in ownership by the Acquiring Person of 15% or more of the common stock. The Board of Directors is authorized to reduce the 15% threshold to not less than 10% of the common stock.

In the event the Rights become exercisable, each Right will entitle shareholders (other than the Acquiring Person) to buy one one-hundredth of a share of a new series of junior participating preferred stock ("Preferred Shares") at an exercise price of $170.00 (the "Exercise Price"). The Exercise Price is subject to certain anti-dilution adjustments. Each one one-hundredth of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock.

In lieu of Preferred Shares, each Right holder (other than the Acquiring Person) will be entitled to purchase from us at the Right's then-current Exercise Price, shares of our common stock having a market value of twice such Exercise Price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 15% or more of our outstanding common stock, each Right will entitle its holder to purchase at the Right's then-current Exercise Price, a number of the acquiring company's common shares having a market value of twice such Exercise Price, in lieu of acquiring Preferred Shares.

Further, after a group or person becomes an Acquiring Person, but prior to acquisition by such person of 50% or more of the our common stock, the Board of Directors may exchange all or part of the Rights (other than the Rights held by the Acquiring Person) for shares of common stock at an exchange ratio of one share of common stock for each Right.

Prior to the acquisition by an Acquiring Person of 15% or more of our common stock, the Rights are redeemable for $0.01 per Right at the option of the Board of Directors.

NOTE 13—LEASES

Capital Leases

We lease furniture and fixtures (which include computer hardware and software) under various non-cancelable lease agreements. Minimum lease rentals have been capitalized and the related assets and obligations recorded utilizing various interest rates. The assets are depreciated using the straight-line method, except for certain software that is depreciated using the double declining balance method, over either the estimated useful lives of the assets or the lease terms, and interest expense is accrued on the basis of the outstanding lease obligations.

Assets acquired under capital leases, net of accumulated amortization, are $3,452,000 and $5,150,000 at August 31, 2003 and 2002, respectively, and related to leased furniture and fixtures. Accumulated amortization as of August 31, 2003 and 2002 was $1,804,000 and $1,222,000, respectively.

The following is a summary of future obligations under capital leases (in thousands):

	Minimum Lease Payments
For the year ending August 31:	
2004	$ 1,460
2005	459
2006	459
2007	—
2008	—
2009 & thereafter	—
Total payments	2,378
Less: amount representing interest	(116)
Total debt	2,268
Less: current portion	(1,378)
Total long-term portion of debt	$ 884

Operating Leases

We lease certain offices, fabrication shops, warehouse facilities, office equipment and machinery under non-cancelable operating lease agreements which expire at various times and which require various minimum rentals. The non-cancelable operating leases that were in effect as of August 31, 2003 require us to make the following estimated future minimum lease payments:

For the year ending August 31 *(in thousands)*:	
2004	$ 57,249
2005	44,060
2006	36,053
2007	28,720
2008	24,533
2009 and thereafter	75,923
Total future minimum lease payments	$266,538

We also enter into short-term lease agreements for equipment needed to fulfill the requirements of specific jobs. Any payments owed or committed under these lease arrangements as of August 31, 2003 are not included as part of total minimum lease payments.

The total rental expense for the fiscal years ended August 31, 2003, 2002, and 2001 was approximately $67,000,000, $56,000,000 and $36,000,000, respectively.

NOTE 14—CONTINGENCIES

Liabilities Related to Contracts

Our contracts often contain provisions relating to the following matters:

- warranty, requiring achievement of acceptance and performance testing levels;
- liquidated damages, if the project does not meet predetermined completion dates; and
- penalties or liquidated damages for failure to meet other cost or project performance measures.

We typically attempt to limit our exposure under these penalty provisions or liquidated damage claims to the contractual fee related to the work; however, in certain instances we can be exposed to more than the fee or profit earned under the terms of the contract.

We also assumed two contracts under which Stone & Webster was contractually obligated to pay a significant amount of liquidated damages or for which the scheduled project completion date was beyond the completion date agreed to with the customer. We included in total estimated contract costs on these two contracts approximately $24,600,000 related to estimated liquidated damage payments at the acquisition date. During the year ended August 31, 2002, based on the timing of estimated completion of one of the projects and the status of negotiations with the customer, we reduced total estimated costs for liquidated damages by approximately $10,200,000. We believe we will settle our estimated remaining exposure for liquidated damages on these two projects for the $14,400,00 we have outstanding in total estimated costs to complete these projects. We do not believe that there are any other contracts assumed in the Stone & Webster acquisition that will require us to pay a material amount of liquidated damages. However, the ultimate amount to be paid on these two projects and on other contracts with liquidated damages provisions will vary depending upon the actual completion dates compared to the currently scheduled completion dates and final negotiations with the customers.

We also have claims from customers as well as vendors, subcontractors and others which are considered in determining the gross margin on certain contracts subject to negotiation with these parties and/or subject to litigation (see Note 20).

Contingencies Related to the Stone & Webster Acquisition

On July 14, 2000, we purchased substantially all of the operating assets of Stone & Webster, a global provider of engineering, procurement, construction, consulting and environmental services to the power, process, environmental and infrastructure markets. We also assumed approximately $740,000,000 of liabilities in connection with this acquisition.

We believe that, pursuant to the terms of the acquisition agreement, we assumed only certain specified liabilities. We believe that liabilities excluded from this acquisition include liabilities associated with certain contracts in progress, completed contracts, claims or litigation that relate to acts or events occurring prior to the acquisition date, and certain employee benefit obligations, including Stone & Webster's U.S. defined benefit plan (collectively, the excluded items). We, however, cannot provide assurance that we have no exposure with respect to the excluded items because, among other things, the bankruptcy court has not finalized its validation of claims filed with the court. The final amount of assumed liabilities may change as a result of the validation of claims process; however, we believe, based on our review of claims filed, that any such adjustment to the assumed liabilities will not be material.

Guarantees

Our lenders issue letters of credit on our behalf to customers or sureties in connection with our contract performance and in limited circumstances certain other obligations of third parties. We are required to reimburse the issuers of these letters of credit for any payments which they make pursuant to these letters of credit. At August 31, 2003 the amount of outstanding letters of credit was approximately $164,277,000, which was subsequently drawn down by approximately $14,100,000 on September 3, 2003, related to the Wolf Hollow project (see Note 20).

We have also provided guarantees to certain of our joint ventures which are reported under the equity method and are not consolidated on the accompanying balance sheets. At August 31, 2003, we had guaranteed approximately $7,400,000 of bank debt or letters of credit and $46,500,000 of performance bonds with respect to our unconsolidated joint ventures. We would generally be required to perform under these guarantees in the event of default by the joint venture. No liabilities were recorded related to these guarantees as of August 31, 2003.

Other Matters

In the normal course of business activities, we enter into contractual agreements with customers for certain construction services to be performed based on agreed upon reimbursable costs and labor rates. In some instances, the terms of these contracts provide for the customer's review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in proposed reductions in reimbursable costs and labor rates previously billed to the customer. Additionally, we perform work for the U.S. Government that is subject to continuing financial and operating reviews by governmental agencies. We do not believe that any such reviews will result in a material change to our financial position or results of operations.

We maintain liability and property insurance against various risks in such amounts as we consider necessary or adequate in the circumstances. However, certain risks are either not insurable or insurance is available at rates which are considered uneconomical.

In the normal course of business, we become involved in various litigation matters including, claims by third parties for alleged property damages, personal injuries, and other matters. We have estimated our potential exposure, net of insurance coverage, and have recorded reserves in our financial statements as appropriate. We do not anticipate that the differences between our estimated outcome of these claims and future actual settlements could have a material effect on our financial position or results of operations.

NOTE 15—BUSINESS SEGMENTS, OPERATIONS BY GEOGRAPHIC REGION AND MAJOR CUSTOMERS

Business Segments

Effective February 28, 2003, we reorganized our operations, resulting in a change in our operating segments. Prior to February 28, 2003, we reported in three segments: Environmental and Infrastructure, Integrated EPC Services and Manufacturing & Distribution. Effective February 28, 2003, we segregated our business activities into three operating segments: Engineering, Construction and Maintenance (ECM) segment, Environmental and Infrastructure (E&I) segment, and Fabrication, Manufacturing and Distribution segment. The primary change from our previously reported segments is that pipe fabrication and related operations were moved from the segment previously reported as the Integrated EPC Services segment to the segment previously reported as the Manufacturing and Distribution segment, resulting in the new ECM segment and the new Fabrication, Manufacturing and Distribution segment, respectively. The segment information has been restated for fiscal 2002 and 2001 to conform to the fiscal 2003 presentation.

As a result of the IT Group acquisition, we formed the E&I segment that provides environmental consulting, engineering, construction, remediation and facilities management services (primarily for government and military facilities). Revenues from environmental and infrastructure operations and related expense items that had been reported in the ECM segment, previously referred to as the Integrated EPC services segment, for the year ended August 31, 2001 (as well as for the periods in fiscal 2002, prior to the IT Group acquisition) have been estimated and reclassified to the E&I segment in the table below. In addition, goodwill of approximately $72,500,000 was allocated to the E&I segment during 2002 from the ECM segment and goodwill of $113,213,000 was recorded in connection with the IT Group acquisition. It was not practical to develop this information for fixed asset and long-lived asset purchases.

The Fabrication, Manufacturing and Distribution segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for industrial plants and manufactures and distributes specialty stainless, alloy and carbon steel pipe fittings. We operate several pipe fabrication facilities in the United States and abroad. We also operate a manufacturing facility that provides products for our pipe services operations, as well as to third parties. In addition, we operate several distribution centers in the United States, which distribute our products to third parties.

Business Segment Data

The following table presents information about segment profit and assets (in thousands):

	Engineering, Construction and Maintenance	Environmental and Infrastructure	Fabrication, Manufacturing and Distribution	Corporate	Total
Fiscal 2003					
Revenues from external customers	$1,840,291	$1,203,795	$262,676	$ —	$3,306,762
Intersegment revenues	31,561	4,023	7,307	—	42,891
Interest income	2,523	263	79	2,541	5,406
Interest expense	1,212	276	17	30,535	32,043
Depreciation and amortization	22,447	6,229	6,834	9,295	44,805
Income (loss) before income taxes	(1,775)	88,119	16,540	(67,294)	35,590
Earnings (loss) from unconsolidated entities	—	1,686	(1,234)	(3,431)	(2,979)
Goodwill	298,486	188,432	24,458	—	511,376
Total assets	739,941	550,789	274,512	465,533	2,030,775
Investment in and advances to equity method investees (excluding EPC joint ventures)	—	1,600	14,498	(2,231)	13,867
Purchases of property and equipment	4,285	8,145	4,862	8,929	26,221
Increases in other assets, long-term, net	34,144	(992)	1,090	4,966	39,208

(Continued)

	Engineering, Construction and Maintenance	Environmental and Infrastructure	Fabrication, Manufacturing and Distribution	Corporate	Total
Fiscal 2002					
Revenues from external customers	$2,276,419	$489,783	$404,494	$ —	$3,170,696
Intersegment revenues	9,484	274	5,376	—	15,134
Interest income	1,849	132	112	9,425	11,518
Interest expense	1,269	272	19	21,468	23,028
Depreciation and amortization	9,822	2,672	7,544	8,560	28,598
Income before income taxes	118,207	36,469	54,557	(58,221)	151,012
Earnings (loss) from unconsolidated entities	—	—	(1,152)	2,855	1,703
Goodwill	289,347	185,825	23,832	—	499,004
Total assets	1,002,072	641,121	316,097	458,664	2,417,954
Investment in and advances to equity method investees (excluding EPC joint ventures)	—	—	14,856	4,618	19,474
Purchases of property and equipment	10,470	4,276	4,509	54,691	73,946
Increases in other assets, long-term, net	(1,275)	31,971	(746)	6,768	36,718
Fiscal 2001					
Revenues from external customers	$1,011,941	$186,216	$340,775	$ —	$1,538,932
Intersegment revenues	2,247	—	—	—	2,247
Interest income	1,586	—	172	6,988	8,746
Interest expense	—	—	—	15,680	15,680
Depreciation and amortization	25,294	4,262	7,381	2,803	39,740
Income before income taxes	83,923	15,563	44,258	(43,850)	99,894
Earnings (loss) from unconsolidated entities	—	—	250	(566)	(316)
Goodwill	285,049	70,117	13,706	—	368,872
Total assets	778,007	128,362	265,747	532,182	1,704,298
Investment in and advances to equity method investees (excluding EPC joint ventures)	—	—	13,137	2,141	15,278
Purchases of property and equipment	2,846	—	7,970	27,305	38,121
Increases in other assets, long-term, net	(32,569)	—	1,494	11,269	(19,806)

Segment net income before taxes does not include any corporate management fees. Prior to the restructuring of our segments, we included these fees in each segment's income before income taxes. As previously stated, we have restated prior year's data to conform to the current year presentation, including the elimination of these management fees.

Corporate charged management fees of $52,684,000 and $31,080,000 to our segments for the years ended August 31, 2002 and 2001.

In fiscal 2003, Corporate began allocating certain depreciation to our segments; however, the assets remain at Corporate. The total depreciation allocated was $12,208,000 to the ECM segment and $44,000 to the E&I segment.

A reconciliation of total segment assets to total consolidated assets is as follows (in thousands):

	August 31,		
	2003	2002	2001
Total segment assets	$2,030,775	$2,417,954	$1,704,298
Elimination of intercompany receivables	(13,385)	(109,289)	(24,939)
Income tax entries not allocated to segments	(33,277)	(7,271)	23,336
Other consolidation adjustments and eliminations	2,002	(248)	(841)
Total consolidated assets	$1,986,115	$2,301,146	$1,701,854

Operations by Geographic Region

The following tables present geographic revenues and long-lived assets (in thousands):

	For the Years Ended August 31,		
	2003	2002	2001
Revenues:			
United States	$2,812,232	$2,756,332	$1,210,366
Canada	127,684	108,186	79,347
China	163,781	90,243	41,767
Other Asia/Pacific Rim countries	57,847	58,099	75,368
United Kingdom	76,569	88,782	71,598
Other European countries	25,524	14,930	14,799
South America and Mexico	15,212	27,839	23,071
Middle East	11,950	10,764	3,039
Other	15,963	15,521	19,577
	$3,306,762	$3,170,696	$1,538,932

	August 31,		
	2003	2002	2001
Long-Lived Assets:			
United States	$ 324,575	$ 293,503	$ 156,530
United Kingdom	6,854	14,078	18,873
Other foreign countries	29,749	47,261	44,939
	$ 361,178	$ 354,842	$ 220,342

Revenues are attributed to geographic regions based on location of the project or the ultimate destination of the product sold. Long-lived assets include all long-term assets, except those specifically excluded under SFAS No. 131, such as deferred income taxes and securities available for sale.

Information About Major Customers

Our customers are principally major multi-national industrial corporations, independent and merchant power producers, governmental agencies and equipment manufacturers. For the years ended August 31, 2003 and 2002 revenues from two customers owned or controlled by the same company totaled approximately $436,000,000 or 13% and $676,000,000 or 21%, respectively, of our revenues. For the years ended August 31, 2003, 2002 and 2001, revenues from U.S. Government agencies or entities owned by the U.S. Government totaled approximately $948,900,000 (29% of revenues), $363,000,000 (11% of revenues) and $183,000,000 (12% of revenues), respectively.

Export Revenues

For the years ended August 31, 2003, 2002 and 2001 we have included as part of our international revenues approximately $280,666,000, $215,000,000 and $167,000,000, respectively, of exports from our domestic facilities.

NOTE 16—EARNINGS PER COMMON SHARE

The computation of basic and diluted earnings per share (in thousands, except per share data) is set forth below:

	For the Years Ended August 31,		
	2003	2002	2001
BASIC:			
Net income available to common shareholders and used for basic computation	$20,866	$ 98,367	$60,997
Weighted average common shares (basic)	37,914	40,834	40,127
Basic earnings per common share	$ 0.55	$ 2.41	$ 1.52

(Continued)

	For the Years Ended August 31,		
	2003	2002	2001
DILUTIVE:			
Income available to common shareholders	$20,866	$ 98,367	$60,997
Interest on convertible debt, net of taxes	—	10,697	—
Net income for diluted computation	$20,866	$109,064	$60,997
Weighted average common shares (basic)	37,914	40,834	40,127
Effect of dilutive securities:			
Convertible debt	—	6,556	—
Stock options	441	848	1,595
Escrow shares	—	—	106
Adjusted weighted average common shares and assumed conversions	38,355	48,238	41,828
Diluted earnings per common share	$ 0.54	$ 2.26	$ 1.46

We had approximately 1,705,584, 142,000, and 7,500, of stock options at August 31, 2003, 2002, and 2001, respectively, which were excluded from the calculation of diluted earnings per share because they were antidilutive. Under this method, for the year ended August 31, 2002, we have reported diluted earnings per share to reflect approximately 6,556,000 additional shares on the basis that the LYONs would be converted into common stock at a rate of 8.2988 shares per $1,000 maturity value. For the years ended August 31, 2003 and 2001, approximately 5,154,000 and 2,209,000, respectively, incremental shares at the stated conversion price related to LYONs convertible debt were excluded from the calculation of diluted earnings per share because they were antidilutive. The dilutive impact of the LYONs has not been determined based on the redemption of the LYONs in common stock as we believe we have the ability and have demonstrated intent to redeem the LYONs in cash. If some or all of the LYONs were redeemed in stock, the incremental dilutive shares would be (in proportion to the portion converted) significantly greater than the dilution based upon the conversion terms reflected above. In addition, we currently have plans for an offering of common stock with the proceeds to be used to tender the outstanding LYONs. Such offerings if consummated would likely result in significant dilution in earnings per share in fiscal 2004.

NOTE 17—EMPLOYEE BENEFIT PLANS

We have a 1993 Employee Stock Option Plan, or the 1993 Plan, under which both qualified and non-qualified options and restricted stock may be granted. As of August 31, 2003, approximately 3,844,000 shares of common stock were authorized for issuance under the 1993 Plan. The 1993 Plan is administered by a committee of the Board of Directors, which selects persons eligible to receive options and determines the number of shares subject to each option, the vesting schedule, the exercise price, and the duration of the option. Generally, the exercise price of any option granted under the 1993 Plan cannot be less than 100% of the fair market value of our common stock on the date of grant and its duration cannot exceed 10 years. Both qualified options and non-qualified options have been granted under the 1993 Plan. The options awarded vest in 25% annual increments beginning one year from the date of award.

Shares of restricted stock are subject to risk of forfeiture during the vesting period. Restrictions related to these shares and the restriction terms are determined by the committee. Holders of restricted stock have the right to vote the shares. At August 31, 2003, there were no restricted shares of stock.

In conjunction with the Stone & Webster acquisition, we established the Stone & Webster Acquisition Stock Option Plan, or the Stone & Webster Plan. The purpose of this plan was to award options to our employees who were not officers of our company, as defined in the plan documents, and who were either (a) employed by our company as a result of the Stone & Webster acquisition or (b) instrumental to the Stone & Webster acquisition. At August 31, 2002, 1,071,000 shares of common stock were authorized for issuance under this plan. The Stone & Webster Plan is administered by a committee of our Board of Directors, which selects persons eligible to receive options and determines the number of shares subject to each option, the vesting schedule, the exercise price, and the duration of the option. The exercise price of any option granted under the Stone & Webster Plan cannot be less than 100% of the fair market value of our common stock on the date of grant and its duration cannot exceed 10 years. Only non-qualified options have been granted under the Stone & Webster Plan. The options awarded vest in 25% annual increments beginning one year from the date of award.

During fiscal 2001, we established the 2001 Employee Incentive Compensation Plan, or the 2001 Plan, under which both qualified and non-qualified stock options, stock appreciation rights, performance shares and restricted stock may be granted. As of August 31, 2003, approximately 3,500,000 shares of common stock were authorized for issuance under the 2001 Plan as the Board of Directors authorized 1,500,000 shares of common stock during 2003 in addition to the 2,000,000 shares of common stock authorized upon adoption of the 2001 Plan. The 2001 Plan is administered by a committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares subject to each award, and terms, conditions, performance measures, and other provisions of the award. The exercise price of any option granted under the 2001 Plan cannot be less than 100% of the fair market value of our common stock on the date of grant and its duration cannot exceed 10 years. Both qualified options and non-qualified options have been granted under the 2001 Plan. The options awarded under the 2001 Plan vest in 25% annual increments beginning one year from the date of award.

All options and other grants issued under the Stone & Webster Plan and the 2001 Plan become fully exercisable upon a change in control of our company.

In fiscal 1997, we adopted a Non-Employee Director Stock Option Plan, or the Directors' Plan. Members of the Board of Directors who are not or were not an officer or employee of our company during the one year period preceding the date the director is first elected to the Board of Directors are eligible to participate in the Directors' Plan. Committees of two or more members of the Board of Directors who are not eligible to receive grants under the Directors' Plan administer this plan. Upon adoption, options to acquire an aggregate of 40,000 shares of common stock were issued. These options vested in 25% annual increments beginning one year from the date of award. Additionally, each eligible director is granted an option to acquire 1,500 shares of common stock on an annual basis upon his election or re-election to the Board of Directors. These options vest one year after the date of award. A total of 150,000 shares of common stock have been authorized for issuance under the Directors' Plan.

The following table summarizes the activity in our stock option plans:

	Shares	Weighted Average Exercise Price
Outstanding at September 1, 2000	3,985,736	$13.198
Granted	115,000	36.904
Exercised	(606,863)	5.389
Canceled	(282,500)	13.186
Outstanding at August 31, 2001	3,211,373	$15.503
Granted	845,000	26.283
Exercised	(235,190)	9.611
Canceled	(21,750)	21.816
Outstanding at August 31, 2002	3,799,433	$18.226
Granted	1,298,100	14.381
Exercised	(119,194)	4.198
Canceled	(309,500)	24.719
Outstanding at August 31, 2003	4,668,839	$17.30
Exercisable at August 31, 2003	2,388,615	$15.63

The following table summarizes information about stock options outstanding as of August 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.375–$ 8.333	845,989	5.83 Yrs	$ 4.3528	842,989	$ 4.3392
$ 8.334–$ 13.292	207,000	8.24 Yrs	$ 9.9308	61,000	$10.7300
$13.293–$ 18.250	1,115,600	9.57 Yrs	$15.0391	5,000	$16.9800
$18.251–$ 23.209	1,660,250	7.64 Yrs	$20.9505	1,241,251	$20.9413
$23.210–$ 28.167	655,000	8.97 Yrs	$25.9307	167,750	$25.9114
$28.168–$ 33.126	97,500	8.73 Yrs	$30.6206	24,375	$30.6206
$33.127–$ 38.084	25,000	7.29 Yrs	$33.8700	11,250	$33.8167
$38.085–$ 43.043	55,000	7.38 Yrs	$41.5000	31,250	$41.5000
$43.044–$ 48.001	2,500	22.25 Yrs	$44.2900	1,250	$44.2900
$48.002–$ 52.960	5,000	11.29 Yrs	$51.5100	2,500	$51.5100
	4,668,839	8.01 Yrs	$17.2990	2,388,615	$15.6347

We sponsor a voluntary 401(k) profit sharing plan for substantially all employees who are not subject to collective bargaining agreements. The plan provides for the eligible employee to contribute a percentage of annual compensation, subject to an annual limit as determined under federal law, with our matching 50% of the employee's eligible contribution up to 6% of the employee's annual compensation. Our expense for this plan for the years ended August 31, 2003, 2002 and 2001, was approximately $10,800,000, $8,000,000 and $5,700,000, respectively. Our 401(k) profit sharing plans offer the employees a number of investment choices, including investments in our common stock. The plan purchases these shares on the open market. At August 31, 2003 and 2002, our 401(k) plan owned 860,343 and 497,238 shares, respectively, of our common stock. The fair value of the common stock owned by the 401(k) plan was $7,623,000 as of August 31, 2003.

We have other defined contribution plans at certain of our domestic and foreign locations. These plans allow the employees to contribute a portion of their earnings with us matching a percentage of the employee's contributions. The amounts contributed by the employee and by us vary by plan. Our expense for these plans was approximately $831,000, $1,200,000 and $700,000, for the years ended August 31, 2003, 2002, and 2001, respectively.

Our subsidiaries in the U.K. and Canada have defined benefit plans covering their employees. The first U.K. plan is a salary-related plan for certain employees and admittance to this plan is now closed. The employees in this plan contribute 7% of their salary. Our contribution depends on length of service, the employee's salary at retirement, and the earnings of the plan's investments. If the plan's earnings are sufficient, we make no contributions. The Canadian plan is noncontributory, and the benefits are based primarily on years of service and employees' career average pay; admittance to this plan is now closed. Our policy is to make contributions equal to the current year cost plus amortization of prior service cost. The second U.K. plan is contributory and the benefits are based primarily on years of service and employees' average pay during their last ten years of service. For the years ended August 31, 2003, 2002, and 2001, we recognized income (expense) of approximately, ($3,921,000), ($1,005,000) and $533,000, respectively, related to these plans.

At August 31, 2003 and 2002, we recorded pension plan liabilities of $20,922,000 and $10,180,000 for our three defined benefit retirement plans. This liability is required to be recognized on the plan sponsor's balance sheet when the accumulated benefit obligations of the plan exceed the fair value of the plan's assets. In accordance with SFAS No. 87, "Employers Accounting for Pensions," the increase in the minimum liability is recorded through a direct charge to stockholders' equity and is, therefore, reflected, net of tax, as a component of comprehensive income in the Statement of Changes in Shareholders' Equity.

The following table sets forth the pension cost for the defined benefit plans we have sponsored and the plans' funded status as of August 31, 2003, 2002, and 2001 in accordance with the provisions of SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits" (in thousands):

	For the Years Ended August 31,		
	2003	2002	2001
Change in Projected Benefit Obligation			
Projected benefit obligation at the start of the year	$ 90,123	$ 78,526	$75,593
Service cost	2,248	1,818	1,865
Interest cost	5,186	4,676	4,675
Members' contributions	811	714	659
Actuarial loss/(gain)	3,337	3,532	403
Benefits paid	(4,584)	(3,740)	(4,114)
Foreign currency exchange rate changes	2,769	4,597	(555)
Projected benefit obligation at the end of the year	99,890	90,123	78,526
Change in Plan Assets			
Fair value of the assets at the start of the year	68,764	73,554	82,013
Actual return on plan assets	4,357	(6,953)	(6,137)
Employer contributions	2,366	1,752	1,868
Employee contributions	811	714	659
Benefits Paid	(4,584)	(3,740)	(4,114)
Foreign currency exchange rate changes	2,263	3,437	(735)
Fair value of the assets at the end of the year	73,977	68,764	73,554
Funded status	(25,913)	(21,359)	(4,972)
Unrecognized net loss/(gain)	31,934	28,396	10,147
Adjustment to recognize minimum liability	(20,922)	(10,180)	—
Prepaid (accrued) benefit cost	$(14,901)	$ (3,143)	$ 5,175
Weighted Average Assumption			
Discount rate at end of the year	5.5–6.0%	5.5–6.5%	6.0–6.5%
Expected return on plan assets for the year	7.0–7.75%	7.75–8.75%	8.0–8.75%
Rate of compensation increase at end of the year	4.4–5.0%	4.4–5.0%	4.5–5.0%
Components of Net Periodic Benefit Cost			
Service cost	$ 2,248	$ 1,818	$ 1,865
Interest cost	5,186	4,676	4,675
Expected return on plan assets	(5,349)	(6,291)	(6,924)
Other	1,836	802	(149)
Total net periodic benefit cost (income)	$ 3,921	$ 1,005	$ (533)

For pension plans with accumulated benefit obligations in excess of plan assets as of August 31, 2003 and 2002, the accumulated benefit obligation was $89,274,000, and $81,399,000 for the years ended August 31, 2003 and 2002, respectively.

We have a defined benefit pension plan for certain employees of our Connex subsidiary. Effective January 1, 1994, no new participants were admitted to the plan. The pension plan's benefit formulas generally base payments to retired employees upon their length of service. The pension plan's assets are invested in fixed income assets, equity based mutual funds, and money market funds. At August 31, 2003 and 2002, the fair market value of the plan assets was $1,234,000 and $1,185,000, respectively, which exceeded the estimated projected benefit obligation.

NOTE 18—RELATED PARTY TRANSACTIONS

We have entered into employment agreements with our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Executive Vice-President and Chairman of the Executive Committee. Under the terms of the agreements, the executives are entitled to receive their base salaries, bonuses and other employee benefits for the periods of time specified therein. In the event of termination of employment as a result of certain reasons (including a change in control of our company), the executives will be entitled to receive their base salaries and certain other benefits for the remaining term of their agreement and all options and similar awards shall become fully vested. Additionally, in the event of an executive's death, his estate is entitled to certain payments and benefits.

In 2001, our employment agreement with our Chief Executive Officer was amended to provide a non-compete clause upon the Chief Executive Officer's separation from our company. The amount of the non-compete payment will be $15,000,000 and was based upon an outside study of the fair value of non-compete provisions. We also agreed to set aside $5,000,000 per year of our funds in fiscal 2001 through 2003 in order to fund this obligation, and, therefore, as of August 31, 2003 and 2002, $15,000,000 and $10,000,000 are included in other long-term assets in the accompanying consolidated balance sheets. The $15,000,000 payment is due upon the Chief Executive Officer's separation for any reason from our company, or upon change in control. Upon separation from our company, we will amortize the payment over the non-compete period.

Upon hiring certain senior managers, we paid signing bonuses that are repayable should the employee voluntarily terminate prior to a prescribed time. These repayment obligations are evidenced by non-interest bearing loan agreements that are forgiven over time. The impact of discounting such loans to record interest income is not significant. The balance of the senior management loan receivables as of August 31, 2003, 2002, and 2001 was approximately $1,883,000, $3,463,000, and $789,000, respectively. There are no loans outstanding to the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or General Counsel. In the ordinary course of business, we have also made other loans to other employees. All of these loan balances are included in other assets.

During fiscal 1996, we entered into a non-competition agreement with a key employee of an acquired business. A related asset totaling approximately $126,000 (net of accumulated amortization of $1,842,000) is included in other assets and is being amortized over eight years using the straight-line method. A note payable to the executive for this agreement is included in long-term debt (see Note 9).

During fiscal 2002 and 2001, one of our directors was the majority owner of a construction company that was used primarily as a subcontractor. He also had a minority interest in a company that provided services to the contractor for one of our leased buildings; the director divested himself of this interest in fiscal 2002. During fiscal 2002, we made total payments of approximately $20,825,000 to the two companies and owed one of the companies approximately $7,750,000 as of August 31, 2002. The contract with this construction company was terminated as a result of a project cancellation and no payments were made pursuant to it in 2003. During fiscal 2001, we made payments of approximately $266,000 to one of these companies.

Effective August 1, 2002, we entered into a five-year watercraft lease with a corporation owned by an executive officer of one of our operating divisions. The lease payments are $10,000 per month.

NOTE 19—FOREIGN CURRENCY TRANSACTIONS

As of August 31, 2003, all of our significant foreign subsidiaries maintained their accounting records in their local currency (primarily British pounds, Venezuelan Bolivars, Australian and Canadian dollars, and the Euro). The currencies are converted to U.S. dollars with the effect of the foreign currency translation reflected in "accumulated other comprehensive income (loss)," a component of shareholders' equity, in accordance with SFAS No. 52, "Foreign Currency Translation," and SFAS No. 130, "Reporting Comprehensive Income." Foreign currency transaction gains or losses are credited or charged to income. At August 31, 2003 and 2002, cumulative foreign currency translation adjustments related to these subsidiaries reflected as a reduction to shareholders' equity amounted to $6,395,000 and $8,941,000, respectively; transaction gains and losses reflected in income were a gain of $135,000 during fiscal 2003 and losses of $1,158,000 and $41,000 during fiscal 2002 and 2001, respectively.

Prior to fiscal 2002, we had used the U.S. dollar as opposed to the Venezuelan Bolivar as the functional reporting currency of our Venezuelan subsidiaries because the Venezuela economy was measured as highly inflationary as defined by SFAS No. 52. Accordingly, pursuant to SFAS No. 52, we had previously translated the assets and liabilities of our Venezuelan subsidiaries (which are denominated in Venezuelan Bolivars) into U.S. dollars using a combination of current and historical exchange rates. We began to use the Venezuelan Bolivar as the functional reporting currency of our Venezuelan subsidiaries in fiscal 2002 because we had determined that the Venezuelan economy no longer met the criteria of a highly inflationary economy as set forth in SFAS No. 52. As of August 31, 2003 and 2002, we translated all assets and liabilities at the August 31, 2003 and 2002 exchange rates. Our wholly-owned subsidiaries in Venezuela had total assets of approximately $7,632,000 and $10,500,000 denominated in Venezuelan Bolivars as of August 31, 2003 and 2002, respectively.

During the year ended August 31, 2001, we recorded losses of approximately $673,000, in translating the assets and liabilities of our Venezuelan subsidiaries into U.S. dollars. These losses are reported as reductions to revenues because they were partially offset by inflationary billing provisions in certain of our contracts. Similar translation losses recorded against income in the first quarter of fiscal 2002 (prior to changing the functional reporting currency to the Venezuelan Bolivar) were not material.

NOTE 20—CLAIMS ON MAJOR CONTRACTS

General Discussion of Claims on Contracts

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. Backcharges and claims from vendors, subcontractors and others are included in our cost estimates as a reduction in total estimated costs when recovery of the amounts is probable and the costs can be reasonably estimated.

We refer to these claims from customers and backcharges and claims from vendors, subcontractors and others as "claims." As a result, the recording of claims increases gross margin or reduces gross loss on the related projects in the periods the claims are reported.

When calculating the amount of total gross margin or loss on a contract, we include claims from our customers as revenue and claims from vendors, subcontractors and others as reductions in cost of revenues when the collection is deemed probable and the amounts can be reliably estimated. Including claims in this calculation increases the gross margin (or reduces the loss) that would otherwise be recorded without consideration of the claims. Claims are recorded to the extent of costs incurred and include no profit element. In substantially all cases, the claims included in determining contract gross margin are less than the actual claim that will be or has been presented.

When recording the revenue and the associated receivable for claims, we accrue an amount equal to the costs incurred related to claims. Claims receivable are included in costs and estimated earnings in excess of billings on the balance sheet. Claims also include expected relief from liquidated damages, which are excluded from recorded costs.

A summary of claims activity related to our major projects for the years ended August 31, 2003 and 2002 is presented in the table below (in thousands). The claims at August 31, 2003 summarized in the table relate to five contracts, most of which are complete or substantially complete. We are actively engaged in claims negotiation with these customers or have commenced legal proceedings. The largest claims relate to the Wolf Hollow, Covert and Harquahala contracts, which were approximately 99%, 92% and 99% complete, respectively, at August 31, 2003. The amounts include claims from customers, subcontractors, and vendors as well as relief from liquidated damages. The table excludes amounts related to one project for which we believe our exposure to liquidated damages is fully reserved at August 31, 2003 based on preliminary settlement discussions. Of the August 31, 2003 balance, $44.8 million relates to amounts recorded as primarily collectible from customers in costs and estimated earnings in excess of billings and $77.7 million relates to amounts excluded from recorded costs, primarily liquidated damages assessed but expected to be relieved from customers or collectible from subcontractors and vendors and other costs expected to be collected from insurance, subcontractors, vendors and others.

	2003	2002
Beginning balance	$ 21,200	$14,200
Additions	101,300	7,000
Ending balance	$122,500	$21,200

Discussion of Significant Claims Related to Certain EPC Contracts

The Pike Project

During the fourth quarter of 2002, one of our customers, LSP-Pike Energy, LLC ("Pike"), notified us that it would not pay a scheduled milestone billing on the required due date of August 4, 2002. Pike is a subsidiary of NRG Energy, Inc. ("NRG"), which was at the time owned by Xcel Energy, Inc. ("Xcel"). On September 4, 2002, in accordance with the terms of the contract, on September 4, 2002, we notified Pike that it was in breach of the terms of the contract for nonpayment and terminated the contract. On October 17, 2002, we filed an involuntary petition for liquidation of Pike under Chapter 7 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Mississippi, Jackson Division. Then, on May 14, 2003, NRG and certain affiliates filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Prior to the contract termination, we had commitments and agreements to purchase equipment for the project and had entered into agreements with subcontractors to perform work on the project. Some of the commitments and agreements contain cancellation clauses that may require payment or settlement provisions. We have incurred or are committed to incur in excess of amounts previously collected from Pike and the profit recorded on the project is approximately $45 million. We have reduced this amount from our original estimate of $75 to $80 million as we have reached settlements with subcontractors, vendors and others. Of the $45.0 million, approximately $17.5 million remains unpaid at August 31, 2003.

On October 3, 2003, we reached an agreement for the settlement of our claims related to the cancellation of the Pike project. The agreement provides that we will, among other consideration, receive a fixed claim of $35.0 million in the pending bankruptcy of NRG (which we have valued at $14.7 million) and we will retain ownership of the Pike project site, land and materials and equipment (excluding the turbines) which we have valued at approximately $30.0 million based on our assessment of the current market for this type of equipment, net of $10 million of costs to be incurred should the company elect to take delivery of certain equipment. Portions of this settlement are subject to or dependent upon approval of the bankruptcy court, which we believe is likely.

The value of the consideration received in the settlement agreement plus cash previously received from Pike is expected to equal the costs incurred and profit recognized on the project; therefore, no gain or loss was recognized on the settlement. Because the contract was terminated on September 4, 2002, no revenue or profit related to Pike was recognized in fiscal 2003. The value of the claim receivable of $14.7 million is included in accounts receivable and the value of the equipment and land of $30.0 million is included in other assets as of August 31, 2003. We expect to sell or use the equipment to generate revenue and have targeted specific project opportunities where this equipment could be installed. In October 2003, we accepted an offer to sell our $35.0 million claim for net proceeds of $14.7 million. After appropriate documentation, funding of the sale will take place, on a recourse basis, pending final bankruptcy court completion approval of the settlement discussed above.

The Covert & Harquahala Projects

Early in fiscal 2002, we entered into two target price contracts with a customer, PG&E National Energy Group, Inc. (NEG), and its project entities, to provide EPC services for two gas-fired combined cycle power plants in Covert, Michigan and Harquahala Valley, Arizona. In October 2002, the parent company of NEG, PG&E Corp ("PG&E"), announced that NEG had notified its lenders it did not intend to make further equity contributions required under the credit facility to fund the Covert and Harquahala projects. We believed that this notice raised doubt about whether we would continue to be paid for the work we performed under these target price contracts. We reversed profit recognized prior to 2003 of $8.8 million on the projects during the first quarter of 2003.

In May 2003, after extensive negotiations with NEG's project entities, NEG, and the lenders, all parties reached a definitive agreement for settlement of claims related to the Covert and Harquahala projects. The settlement provided for fixed-price EPC contracts which increased the original target price for both projects by a total of $65.0 million, termination of the target priced components of the original agreements which provided for recovery of costs in excess of the fixed-price contracts, dismissal of pending legal proceedings, and our release of claims based on existing change orders and the incurrence of other additional costs, and extension of the schedule for completion of the projects. The revised schedule provided for us to complete the Harquahala project in September 2003 and the Covert project in December 2003. We expect to achieve substantial completion at the Harquahala project in November 2003 and at the Covert project in January 2004. NEG paid us $32.5 million in May 2003, as a result of this settlement and required us to post a letter of credit in their favor for the same amount.

As of August 31, 2003, we have recorded claims and backcharges totaling $49.3 million against vendors and subcontractors related to these two projects. Based on our evaluation and the advice of legal counsel, we believe we have a strong basis for claims and backcharges (including claims against vendors based on their delivery of incomplete and/or defective equipment and claims against various subcontractors for their delays in providing services) in excess of the recorded amounts; however, recovery of the claims and backcharges is dependent upon our negotiations, arbitration and litigation with several subcontractors, vendors and equipment manufacturers. If we ultimately collect amounts different from the amounts recorded, we will recognize the difference as income or a loss. We cannot assure you as to the outcome of these claims and backcharges.

During 2003, we recognized a loss of $42.8 million (includes the $30.0 million loss recorded in the second quarter of 2003) on these two projects, $33.1 million of which was reversal of profit recognized prior to 2003.

Although NEG filed for Chapter 11 bankruptcy in July 2003, the project entities that own these two projects are not included in the bankruptcy proceedings and we do not believe NEG's current financial position will negatively impact future payments to us related these projects.

The Wolf Hollow Project

On March 8, 2002, AES Frontier, L.P. and AES Wolf Hollow, L.P. (collectively "AES") entered into a series of contracts (collectively the "EPC contract") with us to complete the engineering, design, procurement, and construction of a gas-fired, combined cycle power plant in Texas for an aggregate contract amount of $99.0 million. AES represented and warranted at the time of contracting with us that the project was 67% complete and that engineering was 99.8% complete, and we relied upon this stage of completion in contracting with AES.

At the time we entered into the EPC contract, the project's provisional acceptance was scheduled for October 15, 2002; however, acceptance of this project was delayed. We believe the delay from October 15, 2002 was primarily due to (i) the significant overstatement of the percentage completion by AES and Parsons (the engineers on the project) at the time we entered into the contract; (ii) a fire that occurred in June of 2002 at the project site; and (iii) failure of a turbine during start-up testing in May 2003. We believe the project reached provisional acceptance on July 24, 2003, although AES did not agree to provisional acceptance until August 8, 2003. The contract terms include liquidated damages in the event of late completion of $120,000 per day from October 15, 2002 through June 1, 2003 and $185,000 per day thereafter until provisional acceptance occurs, for which AES has billed us $40.0 million in aggregate.

We were unable to resolve our claims with AES through the dispute resolution process called for in the contract with respect to the force majeure claim resulting from the fire and other change orders. On November 5, 2002, we filed suit against AES in the District Court of Hood County, Texas for breach of contract. On May 9, 2003, we added Parsons as a defendant and expanded the complaint to include claims related to misrepresentation. In June 2003, the AES Corporation was also added as a defendant. This case is currently scheduled for a jury trial in November 2004. Unless we reach a settlement prior to the trial date, we would not expect recovery of disputed amounts due from AES before 2005.

In excess of the original $99.0 million contract price, we have recorded claims receivable from AES of $25.4 million for additional costs incurred due to the fire, misrepresentation of the percentage of completion, disputed change orders and other claims. In addition, we have recorded receivables of approximately $7.2 million that we expect to recover from insurance proceeds related to the fire and backcharges from subcontractors and vendors.

Of the original $99.0 million contract price, AES has not paid $21.6 million of billed milestones and $7.0 million of retention. In addition, $13.6 million of milestones remain unbilled related to final completion and acceptance, which we expect to occur during October 2003. Under the terms of the EPC contract, AES, at its option, may pay up to $27.0 million of the contract price in subordinated notes or cash. The subordinated notes, $14.7 million of which were issued as of August 31, 2003, bear interest at prime plus 4% and mature in October 2009. We expect that substantially all of the remaining unbilled milestones amounts will be paid with subordinated notes. If any amounts under the notes are unpaid eight months following final acceptance of the project, the unpaid notes, plus a cash payment of the amounts, if any, paid on the notes through the conversion date, is convertible, at our option, into a 49.9% equity interest in the project.

Further, at the initiation of the project, we secured our obligations under the contract by providing letters of credit totaling $28.0 million and in August and September 2003, AES drew the full amount of the letters of credit. We have recorded an additional receivable of $28.0 million from AES for reimbursement of these draws, $14.0 million of which was receivable as of August 31, 2003. We recorded revenue of $43.1 million and loss of $2.3 million from this contract for the year ended August 31, 2003.

The following table summarizes contract amounts due from AES and claims recorded on the project including the $14.0 million letter of credit draw by AES in September 2003 (in millions):

Amounts due from AES:	
Amounts remaining to be paid under the original contract terms:	
Billed milestones receivable	$ 21.6
Subordinated Notes Receivable from AES (1)	14.7
Retention receivable	7.0
Milestones unbilled at August 31, 2003 (to be billed upon completion of final testing and final acceptance) (1)	13.6
Total contractual amounts due from AES	56.9
Reimbursement of letter of credit draws	28.0
Claims for additional costs incurred	25.4
Total amounts receivable from AES	110.3
Claims receivable from subcontractors and others	7.2
Total amounts receivable, excluding amounts related to liquidated damages described below	$117.5

(1) Of the total milestones unbilled at August 31, 2003, $13.0 million could be paid by AES in Subordinated Notes Receivable.

These amounts are recorded in the following balance sheet accounts:

Accounts receivable (1)	$ 71.3
Costs and estimated earnings in excess of billings on uncompleted contracts, including claims receivable	46.2
	$117.5

(1) Includes $14 million letter of credit draw by AES in September 2003. The balance included in our balance sheet at August 31, 2003 is $57.3 million.

If we collect amounts different than the amounts that we have recorded as receivables from AES of $110.3 million or if we collect amounts different than the amounts receivable from subcontractors and vendors of $7.2 million, then that difference would be recognized as income or loss.

AES has assessed and billed us approximately $40.0 million in schedule liquidated damages due to the late completion of the project. While we dispute or expect to recover the liquidated damages because late delivery was primarily due to the fire, misrepresentation of the percentage of completion and other delays caused by AES, subcontractors and vendors, we have recognized a reduction of revenue of approximately $8.0 million of the liquidated damages billed to us. Of the remaining $32.0 million of liquidated damages, we have excluded $17.9 million from our cost estimates and we have recorded recoveries of approximately $14.1 million from subcontractors and vendors, including the turbine manufacturer.

The following table summarizes how we have accounted for the liquidated damages that AES has assessed on the project:

Amount of liquidated damages that have been included in costs	$ 8.0
Amounts related to liquidated damages that have been excluded from our recorded costs:	
Liquidated damages relief from AES	17.9
Liquidated damages to be reimbursed by subcontractors and vendors	14.1
	32.0
Total liquidated damages assessed by AES	$40.0

If we are required to pay liquidated damages to AES of more than the $8.0 million that we have recorded and are unable to recover that excess amount from our subcontractors or vendors, then that difference would be recognized as income or loss.

Based on our evaluation and the advice of legal counsel, we believe it is probable we will recover at least the recorded amount of claims. We believe we have a strong basis for claims and backcharges in excess of the recorded amounts. However, recovery of the claims and other amounts is dependent upon negotiations with the applicable parties and the results of litigation. We hold a mortgage on the project assets, second to the lenders, to secure AES obligations under the notes. We also filed a lien against the project in connection with our claims under the contract.

Other

Additionally, we have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically actions that arise in the normal course of business, including employment-related claims, contractual disputes and claims for personal injury or property damage that occur in connection with our business. Such contractual disputes normally involve claims against us relating to the performance of equipment, design or other engineering services and project construction services. Although the outcome of lawsuits cannot be predicted and no assurances can be provided, we believe that, based upon information currently available, none of the now pending lawsuits, if adversely determined, would have a material adverse effect on our financial position or results of operations. However, we cannot guarantee such a result.

NOTE 21—UNBILLED RECEIVABLES, RETAINAGE RECEIVABLES AND COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

In accordance with normal practice in the construction industry, we include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Costs and estimated earnings in excess of billings on uncompleted contracts represents the excess of contract costs and profits recognized to date using the percentage-of-completion accounting method over billings to date on certain contracts. Billings in excess of costs and estimated earnings on uncompleted contracts represents the excess of billings to date over the amount of contract costs and profits recognized to date using the percentage-of-completion accounting method on the remaining contracts.

Included in accounts receivable is $25,546,000 and $35,649,000 at August 31, 2003 and 2002, respectively, related to unbilled receivables. Advanced billings on contracts as of August 31, 2003 and 2002 were $12,155,000 and $15,241,000, respectively. Balances under retainage provisions totaled $40,271,000 and $40,359,000 at August 31, 2003 and 2002, respectively, and are also included in accounts receivable in the accompanying consolidated balance sheets.

The table below shows the components of costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on our uncompleted contracts as of August 31, 2003 and 2002 and does not include advanced billings on contracts as of August 31, 2003 and 2002 of $12,155,000 and $15,241,000, respectively. Contracts assumed in the

Stone & Webster and IT Group acquisitions include cumulative balances from the origination of these contracts and, therefore, include amounts that were earned both prior to the acquisition and subsequently by us. In addition, the amounts below do not include accrued contract loss reserves and fair value adjustments of acquired contracts as of August 31, 2003 and 2002 (in thousands):

	At August 31,	
	2003	2002
Costs incurred on uncompleted contracts	$ 7,719,042	$ 8,563,003
Estimated earnings thereon	1,017,640	1,587,055
	8,736,682	10,150,058
Less: billings applicable thereto	(8,740,112)	(10,319,543)
	(3,430)	(169,485)
Time and materials on a contract	—	8,362
	$ (3,430)	$ (161,123)
The following amounts are included in the accompanying balance sheet:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 233,895	$ 248,360
Billings in excess of costs and estimated earnings on uncompleted contracts	(237,325)	(409,483)
	$ (3,430)	$ (161,123)

NOTE 22—QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2003				
Revenues	$996,906	$720,458	$823,984	$ 765,414
Gross profit	$ 82,426	$ 41,853	$ 74,636	$ 74,607
Net income (loss)	$ 16,453	$ (7,872)	$ 3,083	$ 9,202
Basic net income (loss) per common share	$ 0.43	$ (0.21)	$ 0.08	$ 0.24
Diluted net income (loss) per common share	$ 0.42	$ (0.21)	$ 0.08	$ 0.24
Fiscal 2002				
Revenues	$ 453,609	$ 566,227	$ 902,640	$1,248,220
Gross profit	$ 62,710	$ 67,742	$ 85,961	$ 111,213
Net income	$ 18,952	$ 21,340	$ 26,730	$ 31,345
Basic net income per common share	$ 0.46	$ 0.53	$ 0.66	$ 0.76
Diluted net income per common share	$ 0.45	$ 0.51	$ 0.61	$ 0.70

NOTE 23—AUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following presents audited condensed consolidating financial information with respect to our financial position as of August 31, 2003 and 2002 and the results of our operations and cash flows for the years then ended.

In connection with our sale on March 17, 2003 of our 7-year, 10.75% Senior Notes due March 15, 2010, our material wholly-owned domestic subsidiaries issued joint and several guarantees of the Senior Notes. These subsidiaries are referred to as the Guarantor Subsidiaries in the audited condensed consolidating financial information which is presented below. Our subsidiaries which have not issued guarantees for the Senior Notes (primarily foreign subsidiaries) are referred to as the Non-Guarantor Subsidiaries.

The audited condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. Certain reclassifications were made to conform all of the condensed consolidating financial information to the presentation of the consolidated financial statements. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany revenues and expenses.

CONDENSED CONSOLIDATING BALANCE SHEET

	As of August 31, 2003				
(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Assets					
Current assets	$ 358,306	$ 578,580	$190,398	$ (13,723)	$1,113,561
Investment in subsidiaries and joint ventures	779,872	19,864	13,215	(779,778)	33,173
Intercompany balances	—	—	—	—	—
Property and equipment	60,387	111,801	14,266	(1,322)	185,132
Goodwill	—	486,946	24,430	—	511,376
Other assets	45,186	84,661	13,026	—	142,873
Total Assets	$1,243,751	$1,281,852	$255,335	$(794,823)	$1,986,115
Liabilities and Shareholders' Equity					
Current liabilities	$ 317,227	$ 576,715	$149,218	$ (15,045)	$1,028,115
Long-term debt and leases	251,019	628	98	—	251,745
Intercompany long-term debt	—	—	—	—	—
Other non-current liabilities	13,215	17,011	13,739	—	43,965
Total Liabilities	581,461	594,354	163,055	(15,045)	1,323,825
Total Shareholders' Equity	662,290	687,498	92,280	(779,778)	662,290
Total Liabilities and Shareholders' Equity	$1,243,751	$1,281,852	$255,335	$(794,823)	$1,986,115

	As of August 31, 2002				
(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Assets					
Current assets	$ 364,825	$ 997,619	$ 237,172	$ (152,316)	$ 1,447,300
Investment in subsidiaries and joint ventures	774,578	17,697	15,434	(769,980)	37,729
Intercompany balances	—	—	—	—	—
Property and equipment	73,009	117,883	17,108	(1,775)	206,225
Goodwill	—	481,633	17,371	—	499,004
Other assets	40,294	66,424	4,170	—	110,888
Total Assets	$ 1,252,706	$ 1,681,256	$ 291,255	$ (924,071)	$ 2,301,146
Liabilities and Shareholders' Equity					
Current liabilities	$ 23,365	$ 994,022	$ 198,994	$ (154,091)	$ 1,062,290
Long-term debt and leases	521,412	499	236	—	522,147
Intercompany long-term debt	—	—	—	—	—
Other non-current liabilities	15,672	—	8,780	—	24,452
Total Liabilities	560,449	994,521	208,010	(154,091)	1,608,889
Total Shareholders' Equity	692,257	686,735	83,245	(769,980)	692,257
Total Liabilities and Shareholders' Equity	$ 1,252,706	$ 1,681,256	$ 291,255	$ (924,071)	$ 2,301,146

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
	For the Year Ended August 31, 2003				
Revenues	$ —	$2,968,564	$341,722	$ (3,524)	$3,306,762
Cost of revenues	—	2,758,332	278,432	(3,524)	3,033,240
Gross profit	—	210,232	63,290	—	273,522
General and administrative expenses	41,550	120,847	38,477	—	200,874
Operating income (loss)	(41,550)	89,385	24,813	—	72,648
Other (expenses) and income	46,831	(84,370)	481	—	(37,058)
Equity in earnings of subsidiaries	20,866	—	—	(20,866)	—
Income before income taxes and earnings (losses) from unconsolidated entities	26,147	5,015	25,294	(20,866)	35,590
Provision for income taxes	1,850	2,194	7,701	—	11,745
Income before earnings (losses) from unconsolidated entities	24,297	2,821	17,593	(20,866)	23,845
Earnings (losses) from unconsolidated entities, net of taxes	(3,431)	3,286	(2,834)	—	(2,979)
Net income	$ 20,866	$ 6,107	$ 14,759	$(20,866)	$ 20,866

(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
	For the Year Ended August 31, 2002				
Revenues	$ —	$ 2,882,461	$ 295,633	$ (7,398)	$ 3,170,696
Cost of revenues	—	2,589,844	260,624	(7,398)	2,843,070
Gross profit	—	292,617	35,009	—	327,626
General and administrative expenses	46,195	85,579	29,474	—	161,248
Operating income (loss)	(46,195)	207,038	5,535	—	166,378
Other (expenses) and income	42,106	(57,336)	(136)	—	(15,366)
Equity in earnings of subsidiaries	97,995	—	—	(97,995)	—
Income before income taxes and earnings (losses) from unconsolidated entities	93,906	149,702	5,399	(97,995)	151,012
Provision for income taxes (benefit)	(1,605)	56,731	(778)	—	54,348
Income before earnings (losses) from unconsolidated entities	95,511	92,971	6,177	(97,995)	96,664
Earnings (losses) from unconsolidated entities, net of taxes	2,856	(584)	(569)	—	1,703
Net income	$ 98,367	$ 92,387	$ 5,608	$ (97,995)	$ 98,367

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended August 31, 2003				
(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 12,453	$(313,152)	$ 98,697	$ —	$(202,002)
Cash flows from investing activities:					
Purchases of marketable securities held to maturity	(107,270)	—	—	—	(107,270)
Maturities of marketable securities held to maturity	157,126	—	—	—	157,126
Investment in subsidiaries, net of cash received	—	(22,633)	121	—	(22,512)
Purchases of property and equipment	(7,206)	(17,823)	(1,192)	—	(26,221)
Investment in and advances to unconsolidated entities and joint ventures, net of cash received	(765)	(214)	(1,864)	—	(2,843)
Proceeds from sale of assets	974	3,135	—	—	4,109
Net cash provided by (used in) investing activities	42,859	(37,535)	(2,935)	—	2,389
Cash flows from financing activities:					
Purchase of treasury stock	(47,837)	—	—	—	(47,837)
(Repayment of) proceeds from loans and leases	(18,172)	4,144	—	—	(14,028)
Net repayments on revolving credit agreements	—	—	110	—	110
Changes in intercompany debt, receivables and payables	(253,871)	360,007	(106,136)	—	—
Issuance of common stock	500	—	—	—	500
Net cash provided by (used in) financing activities	(319,380)	364,151	(106,026)	—	(61,255)
Effects of foreign exchange rate changes on cash	—	—	491	—	491
Net increase (decrease) in cash	(264,068)	13,464	(9,773)	—	(260,377)
Cash and cash equivalents at the beginning of the year	361,213	21,139	115,912	—	498,264
Cash and cash equivalents at the end of the year	$ 97,145	$ 34,603	$ 106,139	$ —	$ 237,887

	For the Year Ended August 31, 2002				
(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 17,647	$ 179,277	$ 118,142	$ —	$ 315,066
Cash flows from investing activities:					
Purchases of marketable securities held to maturity	(128,585)	—	—	—	(128,585)
Maturities of marketable securities held to maturity	119,263	—	—	—	119,263
Investment in subsidiaries, net of cash received	(15,132)	(88,327)	795	—	(102,664)
Purchases of property and equipment	(49,383)	(20,974)	(3,589)	—	(73,946)
Purchase of real estate option	(12,183)	—	—	—	(12,183)
Investment in and advances to unconsolidated entities and joint ventures, net of cash received	2,000	(200)	(2,688)	—	(888)
Proceeds from sale of assets	—	717	—	—	717
Net cash used in investing activities	(84,020)	(108,784)	(5,482)	—	(198,286)
Cash flows from financing activities:					
Purchase of treasury stock	(52,043)	—	—	—	(52,043)
(Repayment of) proceeds from loans and leases	(4,240)	553	(5,384)	—	(9,071)
Net repayments on revolving credit agreements	—	—	(2,959)	—	(2,959)
Changes in intercompany debt, receivables and payables	66,341	(61,687)	(4,654)	—	—
Issuance of common stock	2,262	—	—	—	2,262
Other	(163)	—	—	—	(163)
Net cash provided by (used in) financing activities	12,157	(61,134)	(12,997)	—	(61,974)
Effects of foreign exchange rate changes on cash	—	—	154	—	154
Net increase (decrease) in cash	(54,216)	9,359	99,817	—	54,960
Cash and cash equivalents at the beginning of the year	415,429	11,780	16,095	—	443,304
Cash and cash equivalents at the end of the year	$ 361,213	$ 21,139	$ 115,912	$ —	$ 498,264

NOTE 24—UNAUDITED CONDENSED YEAR ENDED AUGUST 31, 2001 CONSOLIDATING FINANCIAL INFORMATION

The following presents unaudited condensed consolidating financial information for the year ended August 31, 2001.

In connection with our sale on March 17, 2003 of our 7-year, 10.75% Senior Notes, due March 15, 2010, our material wholly-owned domestic subsidiaries issued joint and several guarantees of the Senior Notes. These subsidiaries are referred to as the Guarantor Subsidiaries in the unaudited condensed consolidating financial information which is presented below. Our subsidiaries which have not issued guarantees for the Senior Notes (primarily foreign subsidiaries) are referred to as the Non-Guarantor Subsidiaries.

The unaudited condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. Certain reclassifications were made to conform all of the condensed consolidating financial information to the presentation of the consolidated financial statements. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany revenues and expenses.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

	For the Year Ended August 31, 2001				
(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Revenues	$ —	$1,341,332	$200,127	$ (2,527)	$1,538,932
Cost of revenues	—	1,097,063	197,035	(1,782)	1,292,316
Gross profit	—	244,269	3,092	(745)	246,616
General and administrative expenses	31,097	97,783	10,780	—	139,660
Operating income (loss)	(31,097)	146,486	(7,688)	(745)	106,956
Other (expenses) and income	63,996	(76,519)	5,246	—	(7,277)
Equity in earnings of subsidiaries	41,764	—	—	(41,764)	—
Income before income taxes and earnings (losses) from unconsolidated entities	74,663	69,967	(2,442)	(42,509)	99,679
Provision for income taxes (benefit)	13,100	27,553	(1,999)	(288)	38,366
Income before earnings (losses) from unconsolidated entities	61,563	42,414	(443)	(42,221)	61,313
Earnings (losses) from unconsolidated entities, net of taxes	(566)	—	250	—	(316)
Net income	$ 60,997	$ 42,414	$ (193)	$(42,221)	$ 60,997

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended August 31, 2001				
(in thousands)	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 20,252	$ (16,497)	$ 7,650	$ —	$ 11,405
Cash flows from investing activities:					
Proceeds from sale of assets	6,559	114,361	—	—	120,920
Purchases of marketable securities held to maturity	(45,630)	—	—	—	(45,630)
Purchases of property and equipment	(20,926)	(15,724)	(1,471)	—	(38,121)
Investment in subsidiaries, net of cash received and returned	(123,316)	(1,800)	—	147,706	22,590
Investment in and advances to unconsolidated entities and joint ventures	(2,000)	(2,237)	—	—	(4,237)
Purchase of securities available for sale	(1,241)	—	—	—	(1,241)
Net cash provided by (used in) investing activities	(186,554)	94,600	(1,471)	147,706	54,281
Cash flows from financing activities:					
Proceeds from issuance of debt, net of deferred debt issue costs	492,851	—	—	—	492,851
Capital contribution to subsidiary	—	145,906	1,800	(147,706)	—
Net proceeds (repayments) from revolving credit agreements, including payments for deferred debt issue costs	(236,050)	—	1,026	—	(235,024)
Changes in intercompany debt, receivables and payables	191,311	(184,081)	(7,230)	—	—
Issuance of common stock	148,080	—	—	—	148,080
Repayment of debt and leases	(12,383)	(36,864)	—	—	(49,247)
Net cash provided by (used in) financing activities	583,809	(75,039)	(4,404)	(147,706)	356,660
Effects of foreign exchange rate changes on cash	—	—	(810)	—	(810)
Net increase in cash	417,507	3,064	965	—	421,536
Cash and cash equivalents at the beginning of the year	(2,078)	8,716	15,130	—	21,768
Cash and cash equivalents at the end of the year	$ 415,429	$ 11,780	$16,095	$ —	$ 443,304

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
The Shaw Group Inc.

We have audited the accompanying consolidated balance sheets of The Shaw Group Inc. and subsidiaries as of August 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income, shareholders' equity and cash flows of The Shaw Group Inc. for the year ended August 31, 2001, were audited by other auditors who have ceased operations and whose report dated October 5, 2001, expressed an unqualified opinion on those statements before the adjustments and disclosures described below and in Notes 6, 8 and 15.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Shaw Group Inc. and subsidiaries at August 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, effective September 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142").

As discussed above, the consolidated statements of income, shareholders' equity and cash flows of The Shaw Group Inc. for the year ended August 31, 2001 were audited by other auditors who have ceased operations. As described in Notes 6, 8 and 15, these financial statements have been revised to include summarized financial information of 50%-or-less owned persons required by Regulation S-X Rule 4-08(g), to include the transitional disclosures required by FAS 142, and to restate the 2001 segment disclosures to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to include the summarized financial information, to include the transitional disclosures for FAS 142, and to restate the disclosures for reportable segments reflected in Notes 6, 8 and 15 to the 2001 financial statements. Our procedures with respect to the 2001 summarized financial information in Note 6 related to 2001 included (a) comparing the amounts of revenues, gross profit (loss), and net income (loss) to a schedule prepared by management that was summarized from the financial statements of EntergyShaw, L.L.C. and (b) comparing the amounts of revenues, gross profit (loss) and net income (loss) for the other unconsolidated entities to a schedule prepared by management which was summarized from the financial statements of these investees. Our procedures with respect to the FAS 142 transitional disclosures in Note 8 related to 2001 included (a) agreeing the previously reported net income (loss) to the previously issued financial statements and the adjustments to net income representing amortization expense (net of the tax effect) recognized in 2001 related to goodwill to the Company's underlying records obtained from management and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related per-share amounts. Our procedures with respect to the restated 2001 segment disclosures in Note 15 included (a) agreeing the adjusted amounts of information about segment profit, assets, management fees charged by corporate, and the items included in the reconciliation of total segment assets to total consolidated assets to the Company's underlying records obtained from management, (b) agreeing the adjusted amounts of geographic revenues and long-lived assets to the Company's underlying records obtained from management and (c) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, the adjustments related to reportable segments for 2001 are appropriate and have been properly applied, and the FAS 142 transitional disclosures and the summarized financial information included in Note 6 for 2001 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Ernst + Young LLP

New Orleans, Louisiana
October 17, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH SHAW'S FILING ON FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 31, 2003. FOR FURTHER DISCUSSION, SEE EXHIBIT 23.2 WHICH IS FILED HEREWITH AND HEREBY INCORPORATED BY REFERENCE INTO THE FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 31, 2003 OF WHICH THIS REPORT FORMS A PART.

To the Board of Directors and Shareholders of The Shaw Group Inc.:

We have audited the accompanying consolidated balance sheets of The Shaw Group Inc. (a Louisiana corporation) and subsidiaries as of August 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shaw Group Inc. and subsidiaries as of August 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Arthur Andersen LLP
New Orleans, Louisiana

October 5, 2001

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Shaw Group Inc. and Subsidiaries

Our common stock, no par value, is traded on the New York Stock Exchange (NYSE) under the symbol "SGR." The following table sets forth, for the quarterly periods indicated, the high and low sale prices per share for the common stock as reported by the NYSE, for our two most recent fiscal years and for the current fiscal year to date:

	High	Low
Fiscal year ended August 31, 2002		
First quarter	$ 35.74	$ 23.79
Second quarter	29.85	17.25
Third quarter	36.09	23.41
Fourth quarter	33.65	13.76
Fiscal year ended August 31, 2003		
First quarter	$18.06	$10.60
Second quarter	18.65	9.59
Third quarter	12.46	8.58
Fourth quarter	12.62	6.97
Fiscal year ending August 31, 2004		
First quarter (through October 17, 2003)	$11.87	$ 8.75

The closing sales price of the common stock on October 17, 2003, as reported on the NYSE, was $9.98 per share. As of October 17, 2003, we had 178 shareholders of record.

We have not paid any cash dividends on the common stock and currently anticipate that, for the foreseeable future, any earnings will be retained for the development of our business. Accordingly, no dividends are expected to be declared or paid on the common stock at the present. The declaration of dividends is at the discretion of our Board of Directors. Our dividend policy will be reviewed by the Board of Directors as may be appropriate in light of relevant factors at the time. We are, however, subject to certain prohibitions on the payment of dividends under the terms of existing credit facilities and our indenture relating to our senior notes.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The statements contained in this Annual Report that are not historical facts (including without limitation statements to the effect that we "believe," "expect," "anticipate," "plan," "intend," "foresee," or other similar expressions) are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors, including but not limited to the risks and uncertainties mentioned in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors" and those factors summarized below:

- cyclical changes in demand for our products and services;
- liabilities associated with various acquisitions, including the Stone & Webster and IT Group acquisitions;
- our ability to successfully identify, integrate and complete acquisitions;
- delays or difficulties related to our significant Engineering, Procurement and Construction projects;
- our dependence on subcontractors and equipment manufacturers;
- the failure to meet schedule or performance requirements of our contracts;
- the nature of our contracts, particularly fixed-price contracts;
- risks associated with being a government contractor;
- changes in the estimates and assumptions we use to prepare our financial statements;
- the effect of our percentage-of-completion accounting policies;
- our ability to obtain new contracts for large-scale domestic and international projects and the timing of the performance of these contracts;
- cyclical nature of the individual markets in which our customers operate;
- changes in the political and economic conditions of the foreign countries in which we operate;
- currency fluctuations;
- our dependence on one or a few significant customers;
- potential professional liability, product liability, warranty and other potential claims;
- potential contractual and operational costs related to our environmental and infrastructure operations;
- risks associated with our integrated environmental solutions businesses;
- changes in environmental laws and regulations;
- limitation or expiration of the Price Anderson Act's nuclear contractor indemnification authority;
- the presence of competitors with greater financial resources and the impact of competitive products, services and pricing;
- our failure to attract and retain qualified personnel;
- changes in the U.S. economy and global markets as a result of terrorists' actions;
- a determination regarding our acquisitions that requires a write off of a significant amount of intangible assets;
- various legal, regulatory and litigation risks;
- our ability to fund our repurchase obligation under the LYONs on the initial put date of May 1, 2004;
- our inability to fulfill our obligations under our senior notes and credit facility due to substantial indebtedness;
- covenants in our credit facility and indenture relating to our senior notes that restrict our ability to pursue our business strategies;
- our liquidity position;
- work stoppages and other labor problems;
- our competitors' ability to develop or otherwise acquire equivalent or superior technology;
- our ability to retain key members of our management; and
- general economic conditions.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or document in which they are contained, and we undertake no obligation to update such information. For a more detailed discussion of some of the foregoing risks and uncertainties, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors" and our reports and registration statements filed with the Securities and Exchange Commission including our Form 10-K and Form 10-Q reports and on our website under the heading "Forward-Looking Statements."

J. M. Bernhard, Jr.
Chairman and Chief Executive Officer
The Shaw Group Inc.
Baton Rouge, Louisiana

T. A. Barfield, Jr.
President and Chief Operating Officer
The Shaw Group Inc.
Baton Rouge, Louisiana

William H. Grigg
Chairman Emeritus
Duke Energy Corporation
Charlotte, North Carolina

L. Lane Grigsby
Chairman
Cajun Constructors, Inc.
Baton Rouge, Louisiana

David W. Hoyle
State Senator and
Real Estate Developer
Gastonia, North Carolina

Albert D. McAlister
Partner
McAlister & McAlister, P.A.
Laurens, South Carolina

Charles E. Roemer, III
President and Chief Executive Officer
The Business Bank
Baton Rouge, Louisiana

John W. Sinders, Jr.
Managing Director
Jefferies & Company
Houston, Texas

J. M. Bernhard, Jr.
Chairman and Chief Executive Officer

T. A. Barfield, Jr.
President and Chief Operating Officer

Robert L. Belk
Executive Vice President and
Chief Financial Officer

Richard F. Gill
Executive Vice President and
Chairman, Executive Committee

Gary P. Graphia
Secretary and General Counsel

David L. Chapman, Sr.
Fabrication and Manufacturing
Division

Michael P. Childers
Engineering, Construction and
Maintenance Division

Diana Severs Ferguson
Environmental and Infrastructure
Division

4171 Essen Lane
Baton Rouge, Louisiana 70809
225-932-2500

Certain shareholder records are maintained at the Company's corporate office in Baton Rouge, Louisiana. Inquiries may be directed to the Investor Relations Department.

New York Stock Exchange
Symbol: SGR

The annual meeting of shareholders will be held at 9:00 a.m. on Friday, January 30, 2004 at the Radisson Hotel, 4728 Constitution Avenue, Baton Rouge, Louisiana.

Wachovia Bank, N.A.
Equity Services
1525 West W. T. Harris Boulevard
Building 3C3
Charlotte, North Carolina 28288-1153
800-829-8432

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139
504-581-4200

Shaw The Shaw Group Inc.®